As filed with the Securities and Exchange Commission on August 7, 2008

Registration No. 333-151464

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 To

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ACCLARENT, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3841	20-1772549
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1525 O’Brien Drive, Suite B

Menlo Park, CA 94025

(650) 687-5888

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

William M. Facteau

President and Chief Executive Officer

1525 O’Brien Drive, Suite B

Menlo Park, CA 94025

(650) 687-5888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Chris F. Fennell, Esq. Philip H. Oettinger, Esq. Scott K. Murano, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Charles K. Ruck, Esq. Shayne Kennedy, Esq. Latham & Watkins LLP 650 Town Center Drive 20th Floor Costa Mesa, CA 92626 (714) 540-1235

Approximate date of commencement of the proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer ☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock $0.001 par value per share	$86,250,000	$3,390

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 7, 2008

                 Shares

Common Stock

This is the initial public offering of shares of common stock by Acclarent, Inc. We are offering             shares of our common stock. We anticipate the initial public offering price will be between $             and $             per share.

We expect our common stock to be quoted on either NYSE Arca or the NASDAQ Global Market.

This investment involves risk. See “Risk Factors” beginning on page 9.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Acclarent, Inc.	$	$

The underwriters have a 30-day option to purchase up to              additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about                     , 2008.

JPMorgan	Piper Jaffray

Leerink Swann	RBC Capital Markets

The date of this prospectus is                     , 2008

The vision of **one** company is
helping **thousands** of physicians
who treat **millions** of patients.

Acclarent, Inc.

Shaping the Future of ENT Care™

Balloon Sinuplasty™ technology provides physicians with a suite of flexible, minimally-invasive tools for use in treating patients with chronic sinusitis.

With our *Balloon Sinuplasty*™ devices, ENT physicians can create an opening in blocked sinus passageways, allowing the return of sinus drainage without removing bone or tissue.

Innovative Products

Working with leading ENT physicians to develop products designed to meet the needs of physicians and patients.

Clinical Research

Clinical outcomes in multiple studies demonstrate the safety and effectiveness of our *Balloon Sinuplasty*™ devices.

Physician Training

Hands-on education program with thousands of ENT physicians trained to use our *Balloon Sinuplasty*™ devices.

You should rely only on the information contained in this prospectus and any free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including risk factors, the financial statements and related notes appearing elsewhere in this prospectus, before investing in our common stock. References in this prospectus to “we,” “us,” “Acclarent,” “Company” and “our” refer to Acclarent, Inc., a Delaware corporation, unless the context requires otherwise.

Our Business

We are a medical technology company dedicated to designing, developing and commercializing technologies that address conditions affecting the ear, nose and throat. We are currently focused on commercializing our Balloon Sinuplasty devices, which are flexible, minimally-invasive tools that aid physicians in treating patients suffering from chronic sinusitis. We believe that the use of our Balloon Sinuplasty devices in sinus surgery can provide meaningful benefits to patients with chronic sinusitis.

The primary surgical approach to treating chronic sinusitis is functional endoscopic sinus surgery, or FESS. FESS is traditionally performed using rigid steel instruments and powered cutting tools to remove bone and tissue, which can lead to significant post-operative pain and discomfort and has the potential for major complications. Our Balloon Sinuplasty devices enable physicians to perform FESS in a less invasive manner without the need to remove tissue and bone, resulting in significant symptom relief and reduced post-operative pain and discomfort for patients. We have conducted clinical studies providing evidence of safety, effectiveness and improved quality of life for patients undergoing FESS using our Balloon Sinuplasty devices.

We received U.S. Food and Drug Administration, or FDA, clearance of our first generation Balloon Sinuplasty devices in April 2005 and commenced full commercial launch in the United States in September 2005. We obtained CE Mark clearance of our first generation Balloon Sinuplasty devices in February 2006 and commenced international sales in January 2007. We market and sell our devices in the United States and United Kingdom through our over 120-person commercial organization and through third-party distributors covering more than 30 international markets. As of July 31, 2008, we had trained over 3,400 physicians worldwide. In 2007, we generated revenue of $22.2 million and had a net loss of $25.0 million. For the six months ended June 30, 2008, we generated revenue of $23.0 million and had a net loss of $14.7 million. As of June 30, 2008, we had an accumulated deficit of $68.6 million.

Industry Background

The primary physician group we serve is otolaryngologists, commonly referred to as Ear, Nose and Throat, or ENT, physicians. These physicians focus on diagnosing and treating a wide range of diseases and conditions affecting the ear, nose and throat, and often complete advanced training in subspecialties. According to the American Academy of Otolaryngology-Head & Neck Surgery, there are approximately 9,900 ENT physicians practicing in the United States, of which we believe approximately 6,000 perform sinus surgeries. The Millennium Research Group, or MRG, estimates that there will be approximately 2.9 million ENT surgical procedures performed in the United States in 2008, approximately 500,000 of which will be sinus surgeries.

Overview of Sinusitis

Sinuses are air-filled pockets within the bones of the face and skull. The four types of sinuses are frontal, ethmoid, sphenoid and maxillary sinuses. Sinusitis is inflammation of the sinus cavities that may be caused by infections, allergies or environmental factors, as well as structural issues such as blockage of a sinus ostium, or opening, through which mucous drains. If a sinus becomes blocked, normal mucus drainage is prevented and damage to sinus cilia may occur. Cilia are small, hair-like structures that assist in mucous drainage. Sinusitis can develop in one or more of the sinuses. The symptoms of sinusitis include facial pain, pressure and congestion, headache, fatigue and loss of smell. There are two main categories of sinusitis, acute and chronic. Acute sinusitis is transient in nature and lasts less than four weeks. Chronic sinusitis is more severe and lasts 12 weeks or longer.

According to the Centers for Disease Control, approximately 14% of the U.S. adult population is affected by sinusitis. In addition, one published study indicates that approximately 8% of children have sinusitis. Using U.S. census data, we estimate that approximately 31 million adults and six million children are affected by sinusitis, making it one of the more common chronic conditions in the United States. In addition, sinusitis is more prevalent than heart disease and asthma in adults and several times more common than chronic diseases of the tonsils or adenoids in children. A published study estimates that chronic sinusitis results in 18 to 22 million office visits per year, which we believe equates to approximately seven million patients visiting physicians for chronic sinusitis each year in the United States. According to a published study, chronic sinusitis can have a greater impact on quality of life in adults than either congestive heart failure or chronic back pain.

Current Treatments for Sinusitis and Their Limitations

Medical Therapy

Sinusitis is typically treated first with medication. Physicians commonly prescribe various antibiotics to treat the underlying infections and steroid-based agents to reduce the inflammation and to allow normal healing to occur. Although treatment with medications is often successful, an estimated 20% or more of chronic sinusitis patients who receive medication are unresponsive. Pharmaceuticals represent an ongoing expense to patients and payors, and long-term use may result in side effects typically associated with steroids and antibiotics, such as high blood pressure, weight gain and antibiotic resistance. In addition, pharmaceuticals do not address anatomical issues unique to each patient that may cause or contribute to sinusitis, and therefore pharmaceuticals may provide only temporary relief.

Sinus Surgery

In severe cases where patients are unresponsive to pharmaceutical treatments and sinusitis is a chronic problem, a physician may recommend a surgical approach. The primary surgical alternative is FESS. The goal of FESS is to open the affected sinus ostium to allow normal sinus drainage to occur while preserving as much bone and mucosal lining as possible. The ENT physician typically uses rigid steel instruments and powered cutting tools to remove tissue and bone in order to create a passage through the tortuous anatomy of the nasal passageway to the infected sinuses, where the physician then removes additional tissue and bone to open the sinus ostium. At the conclusion of the procedure, patients often need to have their nasal cavity packed with gauze in an attempt to control bleeding. In addition, patients typically require several debridement treatments in which the physician may remove more bone, tissue and scabs to promote proper healing.

While FESS performed with traditional instruments is often an effective means of treating chronic sinusitis, it has several limitations:

•

Post-operative pain, discomfort and recovery time.    The physical trauma associated with the use of traditional instruments can result in significant post-operative patient pain and discomfort, often requiring pain medication, and may require several follow-up office visits. During these visits, patients require removal of nasal packing and may also require debridement treatments, which can result in additional pain and discomfort. We believe most patients require approximately one to two weeks following surgery to return to normal activities.

•

Invasive treatment that affects normal sinus functions.    FESS performed with traditional instruments involves the cutting and removal of bone and mucosal tissue in the sinus cavities and nasal passageways, creating irreversible changes to the anatomy that may compromise normal functionality of the sinuses and limit future treatment options.

•

Potential for significant complications.    FESS performed with rigid steel instruments and powered cutting tools has the potential for serious complications due to their use in close proximity to the brain, eyes and other critical structures. Major complications, such as cerebral spinal fluid leaks and blindness, occur in approximately 1% of FESS procedures.

•

Limited effectiveness.    The effectiveness of FESS performed with traditional instruments is measured by improvement in patient symptoms, patency, or openness, of the sinus ostia, and frequency of revision surgery. Published medical literature cites failure in symptom improvement in 5% to 25% of patients undergoing their first FESS procedure and up to 37% of patients undergoing revision procedures. Patency is determined on endoscopic examination, with approximately 20% to 30% of patients having non-patent sinus ostia within the first year following surgery. In addition, approximately 10% of patients require revision surgery within the first year.

•

Perceived severity limits usage.    We believe the perceived severity of FESS performed with traditional instruments results in physicians and patients electing not to prescribe or receive surgery and continuing to address symptoms with pharmaceuticals, even when those pharmaceuticals may provide less than optimal therapy or be associated with undesirable side effects.

•

Time-consuming procedure.    FESS performed with traditional instruments is a time-consuming procedure, lasting on average between 90 to 120 minutes. The complexity and time associated with FESS limits the number of procedures that physicians can complete and reduces the amount of operating room and physician availability.

As a result of the limitations of both pharmaceuticals and FESS performed with traditional instruments, we believe that chronic sinusitis patients remain undertreated. We believe that an opportunity exists to provide patients a more lasting and effective treatment than pharmaceuticals, while mitigating the severity of the surgical alternative and preserving future treatment options.

Our Solution

Our Balloon Sinuplasty devices represent a suite of flexible, minimally-invasive tools that aid physicians in treating patients suffering from chronic sinusitis. With our Balloon Sinuplasty devices, ENT physicians can create an opening in a patient’s blocked or significantly narrowed sinus ostia by inserting a high pressure balloon into the nasal cavity under endoscopic visualization. The balloon is gradually inflated to open the narrowed or blocked ostium. Inflation of the balloon causes microfractures and remodels the underlying bone, which we believe results in permanent changes to the sinus anatomy. The balloon is then deflated and removed, leaving the ostium open and allowing the return of sinus drainage without removing bone or tissue.

We believe the principal benefits of our Balloon Sinuplasty devices are:

•

Less post-operative pain and discomfort and improved recovery times.    We believe patients undergoing FESS with our Balloon Sinuplasty devices often experience significant symptom relief and less post-operative pain than patients who undergo FESS with traditional instruments, resulting in reduced dependence on pain medications. Because no tissue or bone is removed, the need for uncomfortable nasal packing and debridements may be reduced or eliminated. We estimate patients undergoing FESS with our Balloon Sinuplasty devices return to normal activity within four days on average.

•

Does not limit treatment options.    Our Balloon Sinuplasty devices may be used with other medical therapies or sinus surgery techniques. When using our Balloon Sinuplasty devices, physicians do not remove bone or tissue from the sinuses. Therefore, the use of our devices does not limit future treatment options for patients with progressive sinus disease.

•	Favorable safety profile. While use of any surgical instrument involves some risk, published clinical studies, which represent 1,190 patients treated by 42 different physicians across 35 sites,

have not resulted in any serious adverse events attributed to our Balloon Sinuplasty devices. In our estimated 34,000 additional commercial uses, four Medical Device Reporting, or MDR, reports have been filed. In these four cases, certain temporary complications arising during procedures where our products were used, either alone or in hybrid procedures involving other tools used in sinus surgery, were reported. We believe FESS using our Balloon Sinuplasty devices may be a more attractive option for physicians and patients for the treatment of chronic sinusitis because of the risk of complications when rigid steel instruments and powered cutting tools are used in the tortuous anatomy of the nasal cavity, particularly given that the sinuses lie in close proximity to the brain, eyes and other critical structures.

•

Effective technology.    Our clinical studies and other published studies indicate that our technology enables physicians to safely and effectively open blocked sinus ostia to allow for sinus drainage. In our CLEAR one year study, 86% of the sinus ostia could be observed endoscopically at one year. Of those that could be observed, 99% remained open at one year. Revision surgery procedures were required in 5.7% of the patients at one year. In addition, improvements in the sinus symptoms of study patients were statistically and clinically significant at each follow-up visit during the first year following surgery.

•

Ease of use.    We designed our Balloon Sinuplasty devices to be easy to use. In our experience, physicians quickly understand how to use our devices effectively after completing our physician training program. Physicians perform FESS with our Balloon Sinuplasty devices using straight-forward endoscopic surgical techniques and interventional skills. Due to the lack of complexity, the procedure is typically completed in less time than FESS with traditional instruments. FESS performed with our Balloon Sinuplasty devices last 73 minutes on average.

•

Available to broad patient population.    With Balloon Sinuplasty devices, physicians have the potential to offer patients a procedure that may be more attractive due to the less invasive nature of these devices and fast recovery times. Of the estimated seven million patients visiting physicians for chronic sinusitis, we believe approximately 20%, or 1.4 million patients, are unresponsive to medical therapy. MRG estimates that approximately 500,000 patients each year undergo FESS. We believe that many of the remaining estimated 900,000 annual U.S. chronic sinusitis patients could benefit from FESS using our Balloon Sinuplasty devices.

Sinus Application and Limitations of Our Devices

FESS is used to treat patients with a variable number of diseased sinuses. Our Balloon Sinuplasty devices are used in FESS to treat diseased frontal, sphenoid and maxillary sinuses and are not used to treat ethmoid sinuses. Diseased ethmoid sinuses require an ethmoidectomy, which is the removal of some or all of the ethmoid cells using traditional instruments. For a variety of reasons, physicians may choose to use our Balloon Sinuplasty devices together with traditional instruments to access or treat the frontal, sphenoid and maxillary sinuses. We refer to FESS procedures where our Balloon Sinuplasty devices are used to treat these sinuses in combination with traditional instruments as hybrid procedures. Approximately 68% of the procedures performed with our technology to date have been hybrid procedures. Although hybrid procedures use traditional instruments for a portion of the procedure, we believe the benefits of our technology are still realized because patients can experience significant benefits from having even a portion of the FESS procedure performed using our devices. In our clinical studies and 1,036 patient outcomes registry, clinical outcomes on safety, effectiveness and improvement in quality of life were comparable for balloon only and hybrid patient subgroups.

Our Strategy

Our goal is to be the leading provider of minimally-invasive medical technologies that aid physicians in treating patients with sinusitis and other ENT conditions. The key elements of our strategy include:

•	increase adoption and utilization of our Balloon Sinuplasty devices;

•	educate referring physicians and patients;

•	expand options for treating patients with chronic sinusitis;

•	commercialize additional ENT products; and

•	continue to expand our intellectual property portfolio and protect our competitive position.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this summary, including:

•	our limited operating history, history of net losses and the uncertainty relating to our ability to achieve profitability;

•	our reliance on our Balloon Sinuplasty devices which have a limited commercial history and are currently our primary source of revenue;

•	changes in existing coverage and reimbursement of our Balloon Sinuplasty devices by governmental and third-party payors;

•

uncertainties surrounding regulatory approvals for our Balloon Sinuplasty devices as well as any future products we develop, and the expenses that will be incurred in seeking and maintaining such approvals;

•	the possibility that our patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us or provide meaningful protection;

•	the willingness of physicians to change current practices by adopting and recommending to patients the use of our devices;

•	the risk of adverse events associated with the use of our Balloon Sinuplasty devices and the effect such events could have on our reputation; and

•	the absence of long-term clinical data and head-to-head clinical studies comparing the use of our devices to traditional instruments used during FESS to demonstrate safety and efficacy.

Corporate Information

We were formed in the state of Delaware in June 2004, as ExploraMed NC1, Inc. We changed our name to Acclarent, Inc. in April 2005. Our principal executive offices are located at 1525 O’Brien Drive, Suite B, Menlo Park, California 94025. Our telephone number is (650) 687-5888. Our website is located at www.acclarent.com. The information found on, or accessible through, our website is not a part of this prospectus.

Acclarent® and Relieva® are registered trademarks of our company in the United States. We are allowed to use the trademarks Acella™, Optilink™ and Relient™ in the United States. We have pending applications in the United States to register trademarks for Balloon Sinuplasty™, Claryx™, Relieva Vortex™, Relieva Luma™, Relieva Vigor™, Relieva Solo™, Relieva Mini™, Relieva Sidekick™ and Relieva Stratus™.

All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Initial public offering price per share	$

Use of proceeds	We intend to use the net proceeds from this offering for sales, marketing and physician training initiatives, research and development activities, clinical and regulatory initiatives and general corporate purposes. We may also use a portion of the proceeds from this offering to acquire products, technologies or businesses that are complementary to our own. See “Use of Proceeds.”

Proposed symbol

The number of shares of common stock that will be outstanding after this offering is based on 54,246,085 shares outstanding as of June 30, 2008, and excludes:

•	91,346 shares of common stock issuable upon the exercise of warrants for our Series A convertible preferred stock at an exercise price of $1.04 per share;

•	13,142 shares of common stock issuable upon the exercise of warrants for our Series B convertible preferred stock at an exercise price of $1.52 per share;

•	5,966,746 shares of common stock issuable upon the exercise of all options outstanding under our 2005 Stock Plan with a weighted-average exercise price of $1.62 per share;

•	869,557 shares of common stock reserved for future issuance as of June 30, 2008 under our 2005 Stock Plan;

•	6,000,000 shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan;

•	500,000 shares of common stock reserved for future issuance under our 2008 Employee Stock Purchase Plan; and

•	automatic annual increases in the number of shares of common stock reserved for issuance under our 2008 Equity Incentive Plan and 2008 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of all our outstanding shares of convertible preferred stock into 38,200,090 shares of our common stock immediately prior to the closing of this offering;

•	the underwriters do not exercise their over-allotment option;

•	the filing of our amended and restated certificate of incorporation and adoption of our amended and restated certificate of incorporation and bylaws; and

•	a for reverse split of the shares of our common stock on or before the closing of this offering, which will be reflected in an amendment to this prospectus.

Summary Financial Data

The statement of operations data for each of the years ended December 31, 2005, 2006 and 2007 is derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2007 and 2008 and the balance sheet data as of June 30, 2008 are derived from our unaudited financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future periods.

You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(in thousands, except share and per share data)

Statement of Operations Data
Revenue	$177	$7,725	$22,187	$9,126	$23,048
Cost of revenue	659	3,294	6,167	2,437	4,977

Gross profit (loss)	(482)	4,431	16,020	6,689	18,071

Operating expenses
Research and development	3,621	5,328	7,535	3,556	4,870
Sales and marketing	2,192	12,847	27,718	11,359	22,015
General and administrative	1,650	3,995	6,985	3,437	5,931
Litigation settlement	—	3,200	—	—	—

Total operating expenses	7,463	25,370	42,238	18,352	32,816

Loss from operations	(7,945)	(20,939)	(26,218)	(11,663)	(14,745)
Interest income	274	1,240	1,730	875	269
Interest expense	(62)	(62)	(391)	(204)	(208)
Other income (expense), net	(106)	(81)	(133)	(56)	(52)

Net loss	$(7,839)	$(19,842)	$(25,012)	$(11,048)	$(14,736)

Net loss per share-basic and diluted(1)	$(1.33)	$(2.32)	$(2.17)	$(1.02)	$(1.09)

Weighted average common shares outstanding used in calculating net loss per share-basic and diluted(1)	5,874,338	8,553,269	11,544,051	10,825,761	13,568,369

Pro forma net loss per share-basic and diluted(1)			$(0.52)		$(0.28)

Pro forma weighted average common shares outstanding used in calculating net loss per share-basic and diluted(1)			48,112,001		51,768,459

(1)	See Note 2 of the notes to our financial statements for a description of the method used to compute basic and diluted net loss per share and pro forma basic and diluted net loss per share.

	As of June 30, 2008
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Balance Sheet Data
Cash, cash equivalents and short-term investments	$14,726	$14,726
Working capital	17,220	17,220
Total assets	27,929	27,929
Long-term notes payable, net of current portion	2,740	2,740
Convertible preferred stock warrant liability	395	—
Convertible preferred stock	77,363	—
Accumulated deficit	(68,620)	(68,620)
Total stockholders’ (deficit) equity	(62,698)	15,060

(1)

The pro forma balance sheet data give effect to the conversion upon the closing of this offering of all of our outstanding shares of convertible preferred stock into common stock and the conversion of the convertible preferred stock warrant liability convertible into warrants to purchase common stock upon the closing of this offering.

(2)

The pro forma as adjusted balance sheet data further give effect to our sale of                 shares of common stock in this offering at an assumed initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ (deficit) equity on a pro forma as adjusted basis by approximately $         million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors together with all of the other information contained in this prospectus, including our financial statements and the related notes, before deciding whether to invest in shares of our common stock. Each of these risks could harm our business, operating results, financial condition and/or growth prospects. As a result, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history, have incurred significant operating losses since inception and may not be able to achieve profitability.

We have incurred net losses since our inception in June 2004. For the years ended December 31, 2005, 2006 and 2007, and for the six months ended June 30, 2008, we had net losses of approximately $7.8 million, $19.8 million, $25.0 million and $14.7 million, respectively. As of June 30, 2008, we had an accumulated deficit of $68.6 million. To date, we have financed our operations primarily through private placements of our equity securities and from sales of our Balloon Sinuplasty devices. We have devoted substantially all of our resources to research and development of our products, sales and marketing activities and clinical and regulatory initiatives to obtain clearances for our products. Additionally, following this offering, we expect that our operating expenses will increase as we continue to build our commercial infrastructure and incur additional operational and reporting costs associated with being a public company. As a result, we expect to continue to incur operating losses for the foreseeable future and may never achieve profitability.

We are completely dependent on the success of our Balloon Sinuplasty devices, which have a limited commercial history. If our Balloon Sinuplasty devices fail to gain widespread market acceptance, our business will suffer.

We started selling our Balloon Sinuplasty devices in September 2005. We expect that sales of our Balloon Sinuplasty devices will account for substantially all of our revenue for the foreseeable future. Because of their recent commercial introduction, our Balloon Sinuplasty devices have limited product and brand recognition. We do not know if we will be successful over the long term in generating increased demand for our products. In addition, Ear, Nose and Throat, or ENT, physicians have been, and may continue to be, slow to adopt our products for a variety of reasons, including, among others:

•	lack of long-term clinical data supporting additional patient benefits;

•	lack of experience with our products;

•	lack of evidence supporting cost savings of our procedure over existing surgical alternatives;

•	perception that our products are unproven, investigational or experimental;

•	liability risks generally associated with the use of new products and procedures;

•	training required to use a new product; and

•	availability of adequate coverage and reimbursement for hospitals, ambulatory surgery centers and physicians.

In addition, a procedure performed with our devices can involve the use of fluoroscopy, a real-time imaging technique that uses x-rays. ENT physicians do not traditionally use fluoroscopy in the treatment of sinusitis through alternative surgical procedures. As a result, we attempt to train our physicians in the use of fluoroscopy. Physicians may elect not to use our devices to treat chronic sinusitis as a result of the learning curve associated with the use of fluoroscopy or for other reasons, including state licensing requirements for the use of fluoroscopy. If we are unable to effectively demonstrate to ENT physicians and other physicians the benefits of our products as compared to existing surgical treatments for sinusitis, our products will fail to achieve market acceptance and our future revenues will be adversely impacted. In addition, physicians may be concerned about exposure to radiation from fluoroscopy either for themselves or their patients.

Our future growth depends on physician awareness and adoption of our Balloon Sinuplasty devices.

We primarily focus our sales, marketing and training efforts on ENT physicians. However, the initial point of contact for many patients suffering from sinusitis may be primary care physicians or other referring medical professionals who commonly treat patients experiencing sinus-related symptoms or complications. We believe that we must educate these primary care physicians and medical professionals about Balloon Sinuplasty devices. If we fail to do so, these primary care physicians and medical professionals may not refer patients to an ENT physician who will perform sinus surgery using our Balloon Sinuplasty devices. As a result, those patients may go untreated, attempt to manage their sinusitis through pharmaceuticals or seek alternative surgical procedures. If we are not successful in educating primary care physicians and other medical professionals about our Balloon Sinuplasty devices, our ability to increase our revenue may be impaired. In addition, physicians who perform surgery may choose not to use our Balloon Sinuplasty devices in some functional endoscopic sinus surgery, or FESS, procedures due to the presence of concomitant conditions, such as polyps, which are benign tissue growths, and disease of the ethmoid sinus, which are currently treated with traditional instruments. However, the presence of concomitant conditions does not generally preclude the use of our devices. If certain physicians choose not to use our Balloon Sinuplasty devices, our sales will be adversely impacted and our business will be harmed as a result.

We rely heavily on training ENT physicians to increase market adoption of our products and, given our limited resources and the significant cost of training, may not be able to continue our current form of training programs in the future.

We devote significant resources to training and educating ENT physicians on the skills involved in the proper use of our Balloon Sinuplasty devices and related products. Our training programs are time-consuming and require that we dedicate significant personnel and resources. The costs of our training programs are significant, especially for our cadaver-based training. We rely on a number of domestic suppliers for cadaver heads, which we use for training our physicians. The domestic supply of cadaver heads may become unpredictable notwithstanding the number of our suppliers and the costs of obtaining the cadaver heads has been increasing. Failure to secure a sufficient number of cadaver heads for physician training could impair our ability to train physicians on a timely basis. In the event that we are unable to continue to dedicate significant resources, both in terms of personnel and finances to our training programs, the market adoption rates for our products may not increase or may decline and sales of our products could be adversely affected as a result.

We have no long-term published data regarding the safety and efficacy of our Balloon Sinuplasty devices. Any long-term data that is published may not be positive or consistent with our limited short-term data, which would affect the rate of adoption of our Balloon Sinuplasty devices.

Our success depends on the medical community’s acceptance of our Balloon Sinuplasty devices as tools that are useful to physicians who treat patients with chronic sinusitis. An important factor upon which the efficacy of our Balloon Sinuplasty devices will be measured is long-term data on the duration of patency, or openness of the sinus, as well as whether a revision surgery is required. We sponsored a multi-center, prospective study of 109 patients that we refer to as the Clinical Evaluation to Confirm Safety and Efficacy of Sinuplasty in the Paranasal Sinuses Study, or CLEAR, six month study, to track outcomes following dilation of the sinus ostia with our Balloon Sinuplasty devices for six months post-operatively. Patients were examined at the end of the first, twelfth and twenty-fourth week following surgery to evaluate safety, effectiveness and sinus symptom relief. In addition, we sponsored the CLEAR one year study, an extension of the original CLEAR six month study, to track the same and additional outcomes up to one year following surgery. We also sponsored a registry to assess safety and effectiveness of our devices by systematically collecting data on 1,036 patients across 27 sites, with an average follow-up of 40 weeks. While the results of the CLEAR studies and registry indicate a favorable safety profile, a high patency rate and significant improvements in sinus symptom relief, the long-term effects of FESS using our Balloon Sinuplasty devices are not known. We cannot assure you that any long-term data that we generate will be consistent with that observed in the CLEAR studies and registry. We also cannot assure you that any data that may be collected will be compelling to the medical community because the data may not be scientifically meaningful and may not demonstrate that sinus surgery using our Balloon Sinuplasty devices is an attractive procedure when compared against data from alternative surgical treatments. In addition, our data may be challenged on the basis that three of the nine physicians participating at the time of enrollment of the CLEAR studies held options to purchase a combined total of 50,000 shares of our common stock and were being paid consulting fees and reimbursed for expenses by us.

The results of short-term clinical experience of our Balloon Sinuplasty devices do not necessarily predict long-term clinical benefits. We believe that any recurrence of sinus ostial blockage following surgery would generally occur within the first 12 weeks after surgery. However, certain customers prefer to see longer-term revision rate and patency data than we currently have published. Moreover, each physician’s individual experience with our device will vary, and we believe that physicians will compare actual long-term outcomes in their own practices using our products against FESS using traditional surgical instruments. Additionally, clinical studies conducted with our Balloon Sinuplasty devices, as well as clinical experience recorded in the registry, have involved procedures performed by physicians who are generally high-volume sinus surgery practitioners. Consequently, the results reported in the registry may be more favorable than typical results of practicing physicians. Therefore, individual physician acceptance of our Balloon Sinuplasty devices may vary dramatically. A long-term, adequately-controlled clinical study comparing FESS using our Balloon Sinuplasty devices against FESS using traditional surgical instruments would be expensive and time-consuming and we have not conducted, and are not currently planning to conduct, such a study. If physicians’ experiences indicate that the use of Balloon Sinuplasty devices in FESS is not as safe or efficacious as other treatment options or does not provide a lasting solution to patients with chronic sinusitis, adoption of our products may suffer and our business would be harmed.

The successful use of our Balloon Sinuplasty devices in FESS depends in large part on physician skill, experience and training.

The successful use of our Balloon Sinuplasty devices depends in large part on the physician’s skill, experience and training. We train all of our domestic users and certain of our international users on the proper techniques in using our devices to achieve the intended outcome. Our international distributors train physicians on the use of our devices at sites outside the United States. In the future, we expect our distributors to create additional training sites outside the United States, and as a result, we will rely more on our international distributors to train international physicians. However, we currently have limited control over the quality of training conducted offshore by our international distributors. Some physicians may find our training inadequate or our device complicated to operate. In the event that physicians perceive that our device is too complex for them to use, we may have difficulty increasing adoption. ENT physicians are typically not experienced in the use of catheter-based devices, which may lead to device failure, injury, regulatory action, negative publicity and an increased risk of product liability. We may be subject to regulatory action or claims against us even if the apparent injury is due to the actions of others. Our business may consequently be adversely affected by any regulatory action or litigation that may occur based on physician error in the use of our products. Our potential inability to train physicians to use our Balloon Sinuplasty devices may lead to inadequate demand for our products and have a material adverse impact on our business, financial condition and results of operations.

We are dependent on third-party, sole source suppliers for many of the components and materials used in our devices, and the loss of any of these suppliers could harm our business.

A number of our critical components are supplied to us from sole source suppliers. We rely on sole source suppliers for our balloons and the extrusions used in our sinus balloon catheters, our sinus guidewires, our inflation device and a catheter component. We generally acquire our sole source components pursuant to purchase orders placed in the ordinary course of business. However, we are not certain that our sole source suppliers will be able to meet our demand for their products, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. For instance, at all times during the term of our agreement with the manufacturer of our balloons, we are required to forecast and commit to prospective, minimum purchase orders. If we underestimate the amount of product we actually need for any given forecast period, we have to negotiate with the manufacturer with respect to the supply and timely delivery of additional balloons, which can delay sales of our sinus balloon catheter products. With regard to our sole source suppliers it may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While they have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers.

Establishing additional or replacement suppliers for any of the components or processes used in the products, if required, may not be accomplished quickly. We do not maintain significant inventory of the components and materials used in our products and as a result, are at greater risk of a supply shortage in the event we cannot secure the timely supply of components and materials from our sole source suppliers. In addition, we may not be able to quickly establish additional or replacement suppliers, if at all, and such a substitution could involve significant additional costs. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products.

If the clinical studies we intend to conduct are unsuccessful, we may not be able to develop or increase our market acceptance and our business prospects may suffer.

We plan to sponsor additional clinical studies designed to further demonstrate the benefits of our products used by physicians in the treatment of patients with chronic sinusitis as well as other ENT conditions. Initiating and completing a study is time-consuming and expensive and the outcome is uncertain. The initiation and completion of any of these studies may be prevented, delayed or halted for numerous reasons, including, but not limited to, the following:

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U.S. Food and Drug Administration, or FDA, institutional review boards or other regulatory authorities do not approve a clinical study protocol, force us to materially modify a previously approved protocol, or place a clinical study on hold;

•	patients do not enroll at the expected rate or complete a clinical study;

•	patients do not comply with study protocols;

•	patients do not return for post-treatment follow-up at the expected rate;

•	patients experience serious or unexpected adverse events, causing a clinical study to be put on hold;

•	sites participating in an ongoing clinical study may withdraw, requiring us to engage new sites;

•	difficulties or delays in bringing additional clinical sites on-line;

•

third-party clinical investigators decline to participate in our clinical studies, do not perform the clinical studies on the anticipated schedule or fail to follow the investigator agreement, clinical study protocol, good clinical practices or other FDA requirements;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical studies require us to undertake corrective action or suspend or terminate our clinical studies; or

•	the study does not demonstrate positive outcomes.

If any of our studies are halted, delayed or suspended, the development and commercialization of our products could be materially and adversely affected.

Negative publicity regarding our Balloon Sinuplasty devices could harm demand, which would adversely affect our sales and financial performance.

We have in the past experienced, and may in the future experience, negative exposure in the general media. Such media may present impressions regarding the safety or efficacy of our Balloon Sinuplasty devices. For instance, a New York Times article published on May 4, 2006 challenged the long-term efficacy of our Balloon Sinuplasty devices. Our reputation is also influenced by publications or statements issued by certain physician organizations and societies, such as the American Academy of Otolaryngology-Head & Neck Surgery, or AAO-HNS, and the American Rhinologic Society, or ARS. The AAO-HNS and ARS have in the past issued, and may in the future issue, position statements regarding the safety or efficacy of FESS procedures using our Balloon Sinuplasty devices, as well as position statements on how to code for such FESS procedures. Those statements may be persuasive to practicing physicians with respect to the potential or ongoing use of our Balloon Sinuplasty devices and third-party payors with respect to coverage and reimbursement policies. Although we do not believe there has been a material impact on our quarterly financial results of operations from negative media or publications to date, negative publicity under any circumstances could negatively impact the market adoption of our products or third-party payor reimbursement policies, either of which could harm our financial results.

Our long-term growth depends on commercializing additional ENT products.

We are developing additional products to expand our sinus surgery product offering, and expand into other areas of ENT, including conditions affecting the ear and throat. Developing additional products is expensive and time-consuming and could divert management’s attention away from our current sinus surgery products and harm our business. In addition, there is a significant amount of risk associated with developing additional products and we may not be successful in demonstrating safety or efficacy of our products in these additional areas. Even if we are successful in developing additional products, commercializing those products in new markets will require that we devote additional resources to obtain regulatory approvals or clearances, drive market adoption and ensure adequate third-party payor coverage and reimbursement. In addition, physicians may be reluctant to use our products in other areas of ENT because of the novel nature of our products as compared to traditional products or methods, a lack of clinical data, including long-term clinical data, or negative exposure in the general media or clinical publications. If we are unsuccessful in developing and commercializing additional products in other areas of ENT, our ability to increase our revenue may be impaired.

Our international operations subject us to certain operating risks, which could adversely impact our net sales, results of operations and financial condition.

The sale and shipment of our products across international borders, as well as the purchase of components and products from international sources, subject us to extensive U.S. and foreign governmental trade, import and export, and custom regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other regulations and laws that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and anti-boycott laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, many of the countries in which we sell our products are, to some degree, subject to political, economic or social instability. Our international operations expose us and our distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	varying coverage and reimbursement processes and procedures;

•	difficulties in staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	reuse of our single use devices;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuating foreign currency exchange rates;

•	foreign certification and regulatory requirements;

•	lengthy payment cycles and difficulty in collecting accounts receivable;

•	customs clearance and shipping delays;

•	political and economic instability; and

•	preference for locally-produced products.

If one or more of these risks were realized, we could be required to dedicate significant resources to remedy the situation, our plan to continue our international expansion may fail and our financial performance may suffer as a result.

We depend on the efforts of third-party distributors to sell our Balloon Sinuplasty devices outside the United States and they may not commit the necessary resources to market our products.

We started selling our products internationally in January 2007. As a result, we have limited international sales experience and we are still in the process of understanding which geographies may represent the largest market opportunities for our products. In addition, we have limited personnel dedicated to our international sales effort. We currently depend exclusively on third-party distributors to sell our products outside of the United States and the United Kingdom. For the six months ended June 30, 2008, we derived 7% of our revenue from international sales. Our third-party distributors may not commit the necessary resources to market and sell our products. In addition, some of our distributors sell other companies’ products and we cannot effectively regulate or control the amount of time and resources our distributors dedicate to selling our products versus other companies’ products. Over the long term, we intend to grow our business through increased international sales efforts, and to do so we will need to identify new distributors and hire additional personnel dedicated to our international commercialization effort. If current or future distributors do not perform adequately, or if we are unable to locate new, or maintain relationships with existing, distributors, or if we are unable to identify and hire qualified personnel, we may not increase or sustain our sales. In the event of inadequate performance by current or future distributors, we may need to obtain the services of new distributors or carry out such marketing and sales activities ourselves. Most of the distributor agreements that we have entered into provide the distributor with exclusive rights to the respective territory for a period of three years. Two of our exclusive distributor agreements have terms that begin once regulatory approval is obtained. These two agreements may limit our ability to enter into more effective distribution arrangements in the covered territories. No single market in which we use distributors represents a significant portion of our revenues but, in the aggregate, problems with these distribution arrangements could negatively affect our sales strategy and our revenues, and our results of operations and the market price of our common stock could suffer.

It is difficult to forecast future performance, which may cause our financial results to fluctuate unpredictably.

Our limited operating history and commercial experience make it difficult for us to predict future performance. As we gain additional commercial experience, a number of factors over which we have limited control may contribute to fluctuations in our financial results, such as seasonal variations in revenue. We expect we may see increased demand for our Balloon Sinuplasty devices in the second and fourth calendar quarters. In the second quarter, increased demand may be attributed to the seasonal nature of allergies and the resultant onset of sinus-related symptoms. In the fourth quarter, increased demand may be attributed to the onset of cold and flu season and related symptoms, as well as patients’ desire to spend their remaining balances in healthcare flexible-spending accounts, and because they have met their annual deductible under their health insurance. Other factors include:

•	positive or negative coverage in the media or clinical publications of our Balloon Sinuplasty devices, our procedure or products of our competitors or our industry;

•	delays in receipt of anticipated purchase orders;

•	performance of our independent distributors;

•	our ability to obtain further regulatory clearances or approvals;

•	delays in, or failure of, product and component deliveries by our suppliers;

•	changes in third-party payor coverage and reimbursement policies or payment levels;

•	customer response to the introduction of new product offerings; and

•	fluctuations in foreign currency.

In the event our actual revenue and operating results do not meet our forecasts for a particular period, the market price of our common stock may decline substantially.

We compete against other companies, some of which have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or improved operating results.

Our industry is highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Many of our competitors have significantly greater financial and human capital resources than we do and have established reputations with ENT physicians, as well as worldwide distribution channels that are more established than ours. We compete against very large and well-known medical device manufacturers that manufacture the traditional tools used in FESS procedures, including the Xomed division of Medtronic, the Gyrus division of Olympus and Stryker. In addition, each of those companies, along with others, have the financial resources, distribution channels and engineering expertise to potentially develop and commercialize a system of guidewires, catheters and balloon-based devices for the treatment of chronic sinusitis. We are aware of private companies developing competitive technologies, including Entellus Medical, which is developing minimally-invasive, balloon catheter-based products that aid physicians in treating patients suffering from chronic sinusitis, and has recently begun commercialization activities. If another company successfully develops a surgical approach to the treatment of sinusitis that is safer and more efficacious than the use of our Balloon Sinuplasty devices, or if a pharmaceutical company successfully develops a drug addressing chronic sinusitis, sales of our products would be significantly and adversely affected.

Many of the companies developing or marketing competing products are publicly traded or are divisions of publicly-traded companies, and these companies enjoy several competitive advantages, including:

•	greater financial and human capital resources;

•	significantly greater name recognition;

•	established relationships with ENT physicians, referring physicians, customers and third-party payors;

•	additional lines of products, and the ability to offer rebates or bundle products to offer greater discounts or incentives to gain a competitive advantage;

•	established sales and marketing and distribution networks; and

•

greater experience in conducting research and development, manufacturing, clinical trials, preparing regulatory submissions and obtaining regulatory clearance or approval for products and marketing approved products.

If we are unable to compete effectively against these competitors, our business may be harmed as a result.

We may be unable to manage our growth effectively.

Our past growth has provided, and our future growth may create, challenges to our organization. From January 1, 2007 to July 31, 2008, the number of our employees increased from 109 to 240. In the future, we expect to hire and train new personnel as we continue to grow and expand our operations. This growth may place significant strain on our management and financial and operational resources. Successful growth is also dependent upon our ability to implement appropriate financial and management controls, systems and procedures and securing a sufficient amount of office space for additional personnel. If we fail to manage these challenges effectively, our business could be harmed.

We face the risk of product liability claims that could be expensive, divert management’s attention and harm our reputation and business. We may not be able to maintain adequate product liability insurance.

Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. The medical device industry has historically been subject to extensive litigation over product liability claims. We may be subject to product liability claims if our Balloon Sinuplasty devices cause, or merely appear to have caused, an injury or death. In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with components and raw materials, may be the basis for a claim against us. While we attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products delays the supply of those products to our customers and challenges our reputation. For instance, in January 2006, we initiated a voluntary recall related to a packaging deficiency in our inflation device product, which we received from one of our previous contract suppliers. We can provide no assurance that we will be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by our competitors to harm our reputation for safety or be perceived by patients as a safety risk when considering the use of our products, either of which could have an adverse effect on our business.

In addition, although we have product liability and clinical study liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. Defending a suit, regardless of merit or eventual outcome, could be expensive, divert management’s attention from our business, and might result in adverse publicity, which could result in reduced acceptance of our products in the market, or additional product recalls or market withdrawals.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business may be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience and efforts of our officers and other key employees. Any of our officers and other key employees may terminate their employment at any time. The loss of any of our senior management team could harm our business. Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. Failure to attract and retain personnel, particularly technical and sales and marketing personnel would harm our ability to compete effectively and grow our business. The announcement of the loss of one of our key employees could negatively affect our stock price.

If our facilities become inoperable, we will be unable to continue to research, develop, manufacture and commercialize our products and as a result, our business will be harmed until we are able to secure a new facility.

We do not have redundant facilities. We perform substantially all of our research and development, manufacturing and commercialization activity in a single location in Menlo Park, California. Menlo Park is situated on or near earthquake fault lines. Our facility and equipment would be costly to replace and could require substantial lead time to repair or replace. The facility may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding and power outages, which may render it difficult or impossible for us to perform our research, development, manufacturing and commercialization activities for some period of time. The inability to perform those activities, combined with our limited inventory of reserve raw materials and finished product, may result in the inability to continue manufacturing our products during such periods and the loss of customers or harm to our reputation. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and this insurance may not continue to be available to us on acceptable terms, or at all.

Risks Relating to Regulatory Matters

The existence of adequate coverage and reimbursement is important for sales of our products and changes in coverage and reimbursement policies for procedures using our Balloon Sinuplasty devices could affect the adoption of our Balloon Sinuplasty devices and our future revenue.

Successful sales of our Balloon Sinuplasty devices depend on the availability of adequate coverage and reimbursement from third-party payors. Physicians, hospitals and other providers generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these medical devices and the devices themselves. Adequate coverage and reimbursement from third-party payors, including governmental payors, such as Medicare and Medicaid, is important for obtaining product acceptance and widespread adoption in the marketplace. Physicians, hospitals and other providers, most notably, ambulatory surgery centers, seek reimbursement from commercial payors for the majority of the procedures performed with our Balloon Sinuplasty devices. We estimate that private payors covering approximately 25% of U.S. covered lives have non-coverage policies with respect to FESS using our Balloon Sinuplasty devices. We are actively working to reverse these non-coverage decisions. We cannot assure you that we will be successful in these efforts, that government or private third-party payors will cover and reimburse FESS using our products in whole or in part in the future or that payment rates will be adequate. Hospitals and ambulatory surgery centers are unlikely to purchase our products if they do not receive payment adequate to cover the cost of our products and related procedures.

Approximately 15 third-party payors do not currently cover or reimburse our products because they believe that a procedure performed with our Balloon Sinuplasty devices is a new and investigational procedure, although they may choose to cover and reimburse our products and related procedures in the future. One factor for these payors in determining whether to cover and reimburse our products and related procedures in the future may be the availability of positive clinical data relating to the long-term safety and efficacy of FESS performed with our Balloon Sinuplasty devices against FESS with traditional instruments. A long-term clinical study randomizing FESS using our products against FESS using traditional surgical instruments would be expensive and time-consuming, however, and even positive results would not guarantee adequate coverage and reimbursement by these third-party payors. We have not conducted and are not currently planning to conduct such a study. Another factor for these third-party payors may include the availability of positive clinical data from third-party, peer-reviewed, clinical studies or positive position statements on the long-term safety and efficacy of our products issued by various medical specialty societies, such as the ARS and AAO-HNS. Although the ARS and AAO-HNS have issued positive statements regarding the use of our Balloon Sinuplasty devices, if they change their positions in an unfavorable manner, third-party payors may reverse existing favorable coverage and reimbursement policies or otherwise decline to adopt favorable policies for FESS using our products, which will cause our business to suffer.

Our Balloon Sinuplasty devices are used in FESS procedures, which are currently reimbursed primarily under existing Category I Current Procedure Terminology, or CPT, codes relating to the various sinuses treated. These CPT codes do not currently distinguish between FESS performed with our Balloon Sinuplasty devices and traditional instruments. In the event that reimbursement for our products and related procedures is no longer available under existing CPT codes, our customers may reduce or stop ordering our products and our revenues would be adversely affected as a result.

Private payors with non-coverage decisions have generally required the use of a separate billing code that is unique to Balloon Sinuplasty. In addition, new billing codes may be specifically developed for procedures performed with our Balloon Sinuplasty devices, which may result in revised payment levels. It is possible that reimbursement levels under new codes could be lower than what physicians and hospitals are currently receiving under the existing CPT codes used for reporting sinus surgery, including FESS using our Balloon Sinuplasty devices. As of now, it is not possible to assess the full impact of procedure-specific codes on our business or results of operations. If such new procedure-specific codes were adopted, and the levels of reimbursement were to decline significantly below current levels, our business and results of operations would be harmed and our stock price would likely decline.

Healthcare cost containment pressures and legislative or administrative reforms resulting in restrictive reimbursement practices of third-party payors could decrease the demand for our products, the prices that customers are willing to pay and the number of procedures performed using our devices, which could have an adverse effect on our business.

All third-party payors, whether governmental or commercial, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs. These cost-control methods include prospective payment systems, capitated rates, group purchasing, redesign of benefits, requiring pre-authorizations or second opinions prior to major surgery, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering healthcare. These cost-control methods also potentially limit the amount which healthcare providers may be willing to pay for medical devices. Therefore, coverage or reimbursement for medical technology may decrease in the future. In addition, in the United States, no uniform policy of coverage and reimbursement for medical technology exists among payors. Third-party payors who currently reimburse our products and related procedures may in the future choose to decrease current levels of reimbursement or eliminate reimbursement altogether, either of which will cause our business to suffer.

Further, from time to time, most typically on an annual basis, payment amounts are updated and revised by third-party payors. For example, Medicare payments to physicians for their professional services generally are updated in January of each year. The Medicare fee schedule has been adapted by some private payors into their plan-specific physician payment schedule. In recent years, Congress passed legislation to prevent physician payment reductions that would otherwise result from prescribed Medicare formulas used for calculating annual updates. Legislation for 2008 addressed the period between January 1 through June 30, 2008 only and prevented an approximately 10% reduction otherwise resulting from the prescribed formula. For the six-month period, physician payments instead were increased by 0.5%. On July 15, 2008, an additional interim measure was passed under the Medicare Improvements for Patients and Providers Act of 2008, which extended the 0.5% increase to the second six months of 2008 and included a 1.1% physician payment increase for 2009. We cannot predict how pending and future healthcare legislation will impact our business.

Our products are subject to extensive regulation by the FDA, including the requirement to obtain clearance or pre-market approval and the requirement to report adverse events. If we fail to obtain necessary FDA clearances or approvals for our Balloon Sinuplasty devices, or are subject to regulatory enforcement action as a result of our failure to properly report adverse events or otherwise comply with regulatory requirements, our commercial operations would be harmed.

Our Balloon Sinuplasty devices are medical devices that are subject to extensive regulation by the FDA and various other federal, state and foreign governmental authorities. For example, before a new medical device, or a new use of or claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance or pre-market approval, or PMA, from the FDA, unless an exemption applies. Either process can be expensive and lengthy. Despite the time, effort and cost required to obtain clearance or approval, there can be no assurance that any device that we intend to commercialize in the future will be approved or cleared by the FDA through either the 510(k) clearance or pre-market approval processes, in a timely fashion, if at all.

Our currently marketed products have either been cleared under the FDA’s pre-market notification, or 510(k), process or are exempt from the FDA’s pre-market notification or approval requirements. Our marketed products are subject to Medical Device Reporting, or MDR, obligations, which require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury, or in which our products malfunctioned and, if the malfunction were to recur, it could likely cause or contribute to a death or serious injury. As of July 31, 2008, four MDRs have been filed. In those cases, certain complications arising during procedures where our products were used, either alone or in hybrid procedures involving other tools used in sinus surgery, were reported. Such complications included a cerebral spinal fluid leak which we believe was not attributable to our device, a balloon rupture resulting in temporary inflammation and bruising of the eye, temporary inflammation and swelling of the eye that may have been attributable to misplacement of a guidewire, and a balloon rupture that did not result in patient injury.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, recall or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	delaying or refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses or modifications to our existing products;

•	refusal to grant export approval for our products;

•	withdrawing 510(k) clearances or pre-market approvals that have already been granted; and

•	criminal prosecution.

If any of these enforcement actions were to be taken by the government, our business could be harmed.

If we materially modify our FDA cleared devices, we may need to seek and obtain new clearances, which, if not granted, would prevent us from selling our modified products.

A component of our strategy is to continue to modify and upgrade our Balloon Sinuplasty devices. Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, pre-market approval. The FDA requires device manufacturers to make a determination of whether or not a modification requires an approval or clearance; however, the FDA can review a manufacturer’s decision not to submit for additional approvals or clearances and can disagree with the manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market approval is obtained. We may not be able to obtain additional 510(k) clearances or pre-market approvals for new products or for modifications to, or additional indications for, our existing product in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and potential future profitability. We have made modifications to our device in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. We cannot provide any assurance the FDA will agree with our decisions not to seek approvals or clearances for particular device modifications. If the FDA disagrees, and requires new clearances or approvals for any modifications to one of our Balloon Sinuplasty devices and we fail to obtain such approvals or clearances or fail to secure approvals or clearances in a timely manner, we may be required to recall and to stop the manufacturing and marketing of the modified device until we obtain FDA approval or clearance and we may be subject to significant regulatory fines or penalties, any of which could harm our operating results and require us to redesign our product.

Reimbursement in international markets may require us to undertake country-specific reimbursement activities, including additional clinical studies, which could be time-consuming and expensive and may not yield acceptable reimbursement rates.

In international markets, market acceptance of our products will likely depend in large part on the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and by region in some countries, and include both government-sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. In addition, even if we do obtain international reimbursement approvals, the level of reimbursement may not be enough to commercially justify expansion of our business into the approving jurisdiction. To the extent we or our customers are unable to obtain reimbursement for our Balloon Sinuplasty devices in major international markets in which we seek to market and sell our Balloon Sinuplasty devices, our international revenue growth would be harmed, and our business and results of operations would be adversely affected.

If we or our suppliers fail to comply with the FDA’s Quality System Regulation, our business would suffer.

We and some of our suppliers are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA must determine that the facilities that manufacture and assemble our products intended for sale in the United States, as well as the manufacturing controls and specifications for the product, are compliant with applicable regulatory requirements, including the QSR. The FDA enforces the QSR through periodic unannounced inspections. Our facilities have not yet been inspected by the FDA, and we cannot assure you that we will pass any future FDA inspection. Our failure, or the failure of our suppliers, to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our product, civil or criminal penalties or other sanctions, which would significantly harm our available inventory and sales and cause our business to suffer.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business.

Sales of our Balloon Sinuplasty devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. In certain countries we rely upon third-party distributors to obtain all required regulatory clearances and approvals, and these distributors may be unable to obtain or maintain such clearances or approvals. Our distributors in these countries may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications, which could increase the difficulty of attracting and retaining qualified distributors. If these distributors experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if they fail to receive those qualifications, clearances or approvals, we may be unable to market our products or enhancements in certain international markets effectively, or at all.

We are subject, directly and indirectly, to federal and state healthcare fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.

Our operations are directly and indirectly affected by various broad state and federal healthcare fraud and abuse laws, including, but not limited to:

•

The federal Anti-Kickback Statute, which prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing or arranging for an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs.

•

The federal False Claims Act, which prohibits individuals or entities from knowingly filing or causing to be filed a false claim to, or knowingly using false statements, to obtain payment from the federal government.

•

The federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program, including private payors, or making false statements in connection with the delivery of or payment for healthcare benefits, items or services.

•

State law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, some of which apply to items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Certain of our past and present operations, including our sales, marketing and educational programs and our consulting arrangements with physicians who use our products, implicate these laws. While these transactions were structured with the intention of complying with all applicable laws, there can be no assurance that federal or state regulatory authorities will not challenge our current or future activities, including our consulting agreements and activities conducted by our sales force, under these laws. We could be required to restructure these arrangements, and we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If an enforcement action were to occur, our business and financial condition would be harmed.

The use, misuse or off-label use of our Balloon Sinuplasty devices may result in injuries that lead to product liability suits, which could be costly to our business.

Risks of using our products include risks related to using instruments in close proximity to the brain, eyes and other critical structures. In addition, our currently marketed products have been cleared and approved by the FDA for certain uses. We are prohibited from marketing our products for uses outside of those cleared or approved by the FDA, but physicians may use our product for an off-label indication. There may be increased risk of injury if physicians attempt to use our products for an off-label indication, or if they misuse any of our products, such as reusing any of our single-use products. If our products are used for an off-label indication or misused, we may become subject to costly litigation by our customers or their patients. Those claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us that may not be covered by insurance. Furthermore, if we are deemed by the FDA to have engaged in the promotion of off-label use of our products, we could be subject to FDA prohibitions on the sale of our products or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry. Any of these events could harm our business and results of operations and cause our stock price to decline.

Our operations involve the use of hazardous and toxic materials, and we must comply with environmental laws and regulations, which can be expensive, and may affect our business and operating results.

We are subject to a variety of federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous materials. Liability under environmental laws can be joint and several and without regard to comparative fault, and environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could harm our business. Although we believe that our activities conform in all material respects with environmental laws, there can be no assurance that violations of environmental and health and safety laws will not occur in the future as a result of human error, accident, equipment failure or other causes. The failure to comply with past, present or future laws could result in the imposition of fines, third-party property damage and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations. We also expect that our operations will be affected by other new environmental and health and safety laws on an ongoing basis. Although we cannot predict the ultimate impact of any such new laws, they will likely result in additional costs, and may require us to change how we manufacture our products, which could have a material adverse effect on our business.

Risks Relating to Intellectual Property Matters

Intellectual property rights may not provide adequate protection, which may permit third parties to compete against us more effectively.

To protect our intellectual property rights, we rely on a combination of patents, copyrights, trademarks, trade secrets and trademark laws, as well as confidentiality, consulting and employment agreements. As of July 31, 2008, we owned or licensed five issued U.S. patents, covering paranasal sinus drug delivery, ear treatment, coatings and our training model. In addition, as of July 31, 2008, we had 80 pending U.S. patent applications and 36 pending international patent applications. Certain of our pending U.S. patent applications are exclusively sublicensed and require royalty payments once patents issue, if ever, and products are developed that rely on those patents. If we fail to pay those royalty payments or if the licensor terminates our agreement for reasons outside of our control, we may lose our rights to those patents applications and our business will suffer. We do not believe the royalty payments under the sublicenses we hold are material to our business. Our patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. For instance, there are numerous issued patents and pending patent applications filed with respect to the individual components of our Balloon Sinuplasty devices, including the balloons, catheters and guidewires, and as a result, any patents we obtain relating to those components may be challenged, invalidated or legally circumvented by third parties. If any of our patents are challenged, invalidated or legally circumvented by third parties, competitors could market products and use processes that are substantially similar to, or superior to, ours, and our business will suffer.

Further, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. Moreover, we do not have patent rights in all foreign countries in which a market may exist, and where we have applied for foreign patent rights, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States. Occasionally, we may learn about patents owned by third parties that appear to have claims relevant to our Balloon Sinuplasty devices and may seek to enter into negotiations for the assignment or license of rights relating to those patents.

In addition, competitors could purchase our Balloon Sinuplasty devices and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected so as to protect our market against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

We may in the future be a party to patent litigation and administrative proceedings that could be costly and could interfere with our ability to sell our Balloon Sinuplasty devices.

The medical device industry has been characterized by frequent and extensive intellectual property litigation. Our competitors or other patent holders may assert that our Balloon Sinuplasty devices and the methods employed in our Balloon Sinuplasty devices are covered by their patents. If our Balloon Sinuplasty devices or methods are found to infringe, we could be prevented from manufacturing or marketing our Balloon Sinuplasty devices. For instance, in September 2005, we were sued for our alleged infringement of a patent and certain other state law claims. We settled this intellectual property lawsuit in September 2007 with all involved parties. We paid a settlement fee as consideration for the release of all claims against us and our acquisition of a sublicense to certain patent applications. If these patent applications were to issue as patents in their current form, we may be required to make royalty payments on future sales of our balloon catheters pursuant to the terms of the sublicense. Further, as a sublicensee of this intellectual property, we depend on the sublicensor to comply with its obligations under the license it has with the original licensor, who owns the licensed intellectual property. Any failure on the sublicensor’s part to fulfill its obligations under the original license could jeopardize our rights to the underlying intellectual property. In addition, we could be made a party in any dispute between the original licensor and the primary licensee, or otherwise be adversely impacted by claims made by the original licensor against the primary licensee, who is also our sublicensor, regarding the original license. In the event that we become involved in such a dispute, we may incur significant costs and expenses and may need to devote resources to resolving any claims brought by the original licensor, which would reduce the cash we have available for operations and may be distracting to management. We do not know whether our competitors or potential competitors have applied for, will apply for, or will obtain patents that will prevent, limit or interfere with our ability to make, use, sell, import or export our Balloon Sinuplasty devices. Competing products may also appear in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, we could be prevented from marketing our Balloon Sinuplasty devices in one or more foreign countries. We may also initiate litigation against third parties to protect our own intellectual property. Our intellectual property has not been tested in litigation. If we initiate litigation to protect our rights, we run the risk of having our patents invalidated, which would undermine our competitive position.

Litigation related to infringement and other intellectual property claims, with or without merit, is unpredictable, can be expensive and time-consuming and can divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, treble damages and attorneys’ fees, and prohibit us from using technologies essential to our Balloon Sinuplasty devices, any of which would have a material adverse effect on our business, results of operations and financial condition. If relevant patents are upheld as valid and enforceable and we are found to infringe, we could be prevented from selling our Balloon Sinuplasty devices unless we can obtain a license to use technology or ideas covered by such patents or are able to redesign our Balloon Sinuplasty devices to avoid infringement. We do not know whether any necessary licenses would be available to us on satisfactory terms, if at all, or whether we could redesign our Balloon Sinuplasty devices or processes to avoid infringement.

Risks Relating to Our Capital Requirements and Finances

We may need substantial additional funding beyond the proceeds of this offering and may be unable to raise capital when needed, which would force us to delay, reduce, eliminate or abandon our commercialization efforts or product development programs.

We may need to raise substantial additional capital to:

•	expand the commercialization of our products;

•	fund our operations and clinical studies;

•	continue our research and development;

•	defend, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

•	enforce our patent and other intellectual property rights;

•	address legal or enforcement actions by the FDA or other governmental agencies and remediate underlying problems;

•	commercialize our new products, if any such products receive regulatory clearance or approval for commercial sale; and

•	acquire companies and in-license products or intellectual property.

We believe that the net proceeds from this offering, together with our existing cash, cash equivalents, short-term investments and available debt financing will be sufficient to meet our anticipated cash requirements for at least 18 months. However, any future funding requirements will depend on many factors, including:

•	market acceptance of our products;

•	the scope, rate of progress and cost of our clinical studies;

•	the cost of our research and development activities;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

•	the cost and timing of additional regulatory clearances or approvals;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	the effect of competing technological and market developments; and

•	the extent to which we acquire or invest in products, technologies and businesses, although we currently have no commitments or agreements relating to any of these types of transactions.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could harm our operating results.

Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and NYSE Arca or NASDAQ listing, as applicable.

As a public company, we will require greater financial resources than we have had as a private company. We cannot provide you with assurance that our finance department will maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that resources we dedicate to controls and procedures may not be adequate to assure timely and accurate financial information.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and may be subject to NYSE Arca or NASDAQ delisting, Securities and Exchange Commission, or SEC, investigation and civil or criminal sanctions.

We must implement additional and expensive procedures and controls in order to grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, NYSE Arca or NASDAQ, have imposed various new requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure. In particular, commencing in the year 2009, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404. We currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by NYSE Arca, NASDAQ, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources.

Any acquisitions that we make could disrupt our business and harm our financial condition.

We expect to evaluate potential strategic acquisitions of complementary products, technologies or businesses. We may also consider joint ventures and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate acquisitions of any products, technologies or businesses. Furthermore, the integration of any acquisition and management of any collaborative project may divert management’s time and resources from our core business and disrupt our operations. We do not have any experience with acquiring companies or products. We may spend time and money on projects that do not increase our revenue. Any cash acquisition we pursue would diminish the proceeds from this offering available to us for other uses, and any stock acquisition would dilute our stockholders’ ownership. While we from time to time evaluate potential collaborative projects and acquisitions of products, technologies and businesses, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any collaborative projects or acquisitions.

Our outstanding debt agreements contain restrictive covenants that may limit our operating flexibility.

The agreements relating to our outstanding debt contain certain financial covenants requiring us to maintain a minimum tangible net worth and achieve certain quarterly revenues. In addition, the agreements contain covenants limiting our ability to transfer or dispose of assets, merge with or acquire other companies, make investments, pay dividends, incur additional indebtedness and liens and conduct transactions with affiliates. We therefore may not be able to engage in any of the foregoing transactions until our current debt obligations are paid in full or we obtain the consent of the lenders. We cannot assure you that we will be able to generate sufficient cash flow or revenues to meet the financial covenants or pay the principal and interest on our debt. Furthermore, we cannot assure you that future working capital, borrowings or equity financing will be available to repay or refinance any such debt.

Risks Related to This Offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to both raise capital by selling shares and acquire other complementary products, technologies or businesses by using our shares as consideration.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our common stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	volume and timing of sales of our Balloon Sinuplasty devices;

•	the introduction of new products or product enhancements by us or our competitors;

•	disputes or other developments with respect to our or others’ intellectual property rights;

•	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•	product liability claims or other litigation;

•	quarterly variations in our or our competitors’ results of operations;

•	sales of large blocks of our common stock, including sales by our executive officers and directors;

•	media exposure of our Balloon Sinuplasty devices or products of our competitors;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other factors may make the price of our stock volatile and subject to unexpected fluctuation.

New investors in our common stock will experience immediate and substantial dilution after this offering.

The initial public offering price of our common stock is substantially higher than the book value per share of our common stock. Purchasers of shares of our common stock in this offering will incur immediate dilution of $             in net tangible book value per share of common stock, based on the initial public offering price of $             per share. Following this offering, purchasers in this offering will have contributed     % of a total consideration paid by stockholders to us for the purchase of shares of our common stock. Investors will incur additional dilution upon the exercise of stock options.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of options, the market price of our common stock could decline. Our underwriters may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to contractual lock-ups to sell shares prior to the expiration of their lock-up agreements. There will be              shares of our common stock eligible for sale beginning 180 days after the date of this prospectus upon the expiration of lock-up arrangements between our stockholders and underwriters, although these lock-up agreements may be extended for up to an additional 34 days under certain circumstances. After the lock-up agreements expire, these shares will be eligible for sale in the public market, of which              shares are held by directors, executive officers and other affiliates and are subject to volume limitations under Rule 144 under the Securities Act. In addition, all shares of our common stock that are subject to outstanding options as of July 31, 2008 will be eligible for sale in the public market to the extent permitted by the provisions of the various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or it is perceived they will be sold, the trading price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock collectively will control approximately     % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

Our officers and key employees may sell their stock in the company or adopt trading plans, either of which could result in a significant decrease in insider stock ownership.

After this offering, the net worth for a number of our officers may become intrinsically tied to the value of our common stock. These officers may adopt insider trading plans, commonly known as 10b5-1 trading plans, to facilitate the sale of some or all of their holdings. If the insider ownership of our company is materially reduced, our insiders’ interests may not be aligned with our stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

The net proceeds of this offering will be allocated to sales, marketing and clinical training initiatives, research and development activities, clinical and regulatory initiatives, and general corporate purposes. We may also use a portion of net proceeds to acquire complementary products, technologies or businesses. Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories. Accordingly, investors in this offering have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that could discourage a takeover.

Our amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

•	a classified board of directors;

•	the lack of cumulative voting;

•	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

•	a 66 2/3% stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws;

•	limitations on stockholder actions by written consent; and

•	the right to issue convertible preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions might discourage, delay or prevent a change of control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical studies, the safety and efficacy of our products, the goals of our development activities, estimates of the potential markets for our products, estimates of the capacity of manufacturing and other facilities to support our products, projected cash needs and our expected future revenues, operations and expenditures. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include those identified in the section entitled “Risk Factors,” such as:

•	the implementation of our business model and strategic plans for our products, technologies and businesses;

•	our ability to grow our business by expanding our sales to existing customers or introducing our products to new customers;

•	our future clinical results;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our Balloon Sinuplasty devices and technology;

•	our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenue, capital requirements and our needs for additional financing;

•	the timing or likelihood of regulatory filings and approvals;

•	our use of proceeds from this offering;

•	our financial performance; and

•	competitive companies and technologies and our industry.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of              shares of our common stock that we are selling in this offering will be approximately $             million, based on an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $             million. A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, would increase or decrease the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering.

Of the net proceeds that we will receive from this offering, we expect to use approximately:

•	$ million for sales, marketing and physician training initiatives to support the commercialization of our Balloon Sinuplasty devices and other new technologies for the ENT market;

•

$             million for research and development activities, including support of product development efforts for next generation Balloon Sinuplasty devices as well as technologies in ENT outside our core Balloon Sinuplasty business; and

•	$ million for clinical and regulatory initiatives.

We intend to use the remainder of our net proceeds for general corporate purposes. We may use a portion of our net proceeds to acquire complementary products, technologies or businesses. We currently have no agreements or commitments to complete any such transactions and are not involved in negotiations to do so.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amount and timing of our expenditures will depend on several factors, including cash flows from our operations and the anticipated growth of our business. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our commercialization efforts, competitive developments, opportunities to acquire complementary products, technologies or businesses or other factors.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, and other factors that our board of directors may deem relevant. Agreements relating to our outstanding debt contain certain financial covenants limiting our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2008:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all our outstanding convertible preferred stock into 38,200,090 shares of common stock and the conversion of the convertible preferred stock warrant liability into warrants to purchase common stock upon the closing of this offering;

•

on a pro forma as adjusted basis to further reflect the receipt of the estimated net proceeds from the sale of shares of common stock offered by us at an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this financial information together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2008
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Long-term debt, net of current portion	$2,740	$2,740	$
Convertible preferred stock warrant liability	395	—		—
Convertible preferred stock: $0.001 par value, 38,429,257 shares authorized, 38,200,090 shares issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	77,363	—		—

Stockholders’ (deficit) equity:
Preferred stock, par value of $0.001; no shares authorized, actual; 10,000,000 shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	—	—		—
Common stock, par value of $0.001, 65,000,000 shares authorized, 16,045,995 shares issued and outstanding, actual; 100,000,000 shares authorized, 54,246,085 shares issued and outstanding, pro forma, and shares issued and outstanding pro forma as adjusted	16	54
Additional paid-in capital	5,941	83,661
Deferred stock-based compensation	(35)	(35)
Accumulated deficit	(68,620)	(68,620)

Total stockholders’ (deficit) equity	(62,698)	15,060

Total capitalization	$17,800	$17,800	$

(1)

A $1.00 increase or decrease in the assumed initial offering price of $             per share, the midpoint of the range on the front cover of this prospectus, would increase or decrease, respectively, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The number of shares shown as issued and outstanding in the table above excludes as of June 30, 2008:

•	91,346 shares of common stock issuable upon the exercise of warrants for our Series A convertible preferred stock at an exercise price of $1.04 per share;

•	13,142 shares of common stock issuable upon the exercise of warrants for our Series B convertible preferred stock at an exercise price of $1.52 per share;

•	5,966,746 shares of common stock issuable upon the exercise of all options outstanding under our 2005 Stock Plan with a weighted-average exercise price of $1.62 per share;

•	869,557 shares of common stock reserved for future issuance as of June 30, 2008 under our 2005 Stock Plan;

•	6,000,000 shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan;

•	500,000 shares of common stock reserved for future issuance under our 2008 Employee Stock Purchase Plan; and

•	automatic annual increases in the number of shares of common stock reserved for issuance under our 2008 Equity Incentive Plan and 2008 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value (deficit) as of June 30, 2008 was $(62.7) million. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding on June 30, 2008, and assumes the automatic conversion of all of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering.

Dilution per share to new investors represents the difference between the amount per share paid by new investors who purchase shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering. Giving effect to the sale of             shares of our common stock offered by us at the assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2008 would have been approximately $             million. This amount represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders, and an immediate dilution in pro forma net tangible book value of $             per share to new investors purchasing shares of our common stock in this offering. The following table illustrates the per share dilution without giving effect to the exercise of the over-allotment option:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2008	$
Increase per share due to assumed conversion of all shares of convertible preferred stock, and reclassification of convertible preferred stock warrant liability to additional paid-in capital
Pro forma net tangible book value per share as of June 30, 2008

Increase per share to existing investors

Pro forma as adjusted net tangible book value per share after the offering

Dilution per share to new investors		$

Each $1.00 increase or decrease in the assumed public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value by approximately $             million, or approximately $             per share, and the pro forma dilution per share to investors in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option to purchase up to             additional shares in this offering, our pro forma as adjusted net tangible book value per share as of June 30, 2008 will be, representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $             to our existing investors and an immediate dilution per share to new investors in this offering of $             .

The following table sets forth as of June 30, 2008, on a pro forma as adjusted basis, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses at an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus.

	Shares Purchased			Total Consideration			Weighted-Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total			%	$		%

The above discussion and tables exclude as of June 30, 2008:

•	91,346 shares of common stock issuable upon the exercise of warrants for our Series A convertible preferred stock at an exercise price of $1.04 per share;

•	13,142 shares of common stock issuable upon the exercise of warrants for our Series B convertible preferred stock at an exercise price of $1.52 per share;

•	5,966,746 shares of common stock issuable upon the exercise of all options outstanding under our 2005 Stock Plan with a weighted-average exercise price of $1.62 per share;

•	869,557 shares of common stock reserved for future issuance as of June 30, 2008 under our 2005 Stock Plan;

•	6,000,000 shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan;

•	500,000 shares of common stock reserved for future issuance under our 2008 Employee Stock Purchase Plan; and

•	automatic annual increases in the number of shares of common stock reserved for issuance under our 2008 Equity Incentive Plan and 2008 Employee Stock Purchase Plan.

Assuming the exercise in full of all options and warrants outstanding as of June 30, 2008, that, by their terms, are not subject to automatic exercise upon the closing of this offering the number of shares purchased by existing stockholders would be increased by                      shares to                      shares, representing     % of shares purchased, total consideration paid by them would be increased by approximately $                     to $                    , representing     % of total consideration, and the weighted-average price per share paid by them would be increased by $             per share to $             per share.

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to             , or approximately     % of the total number of shares of our common stock outstanding after this offering.

The exercise of options, all of which have an exercise price less than the assumed initial public offering price, would increase the dilution to new investors an additional $             per share, to $             per share.

SELECTED FINANCIAL DATA

The following table presents selected historical financial data. We derived the selected statement of operations data for the years ended December 31, 2005, 2006 and 2007 and balance sheet data as of December 31, 2006 and 2007 from our audited financial statements that are included elsewhere in this prospectus. We derived the selected statement of operations data for the period from June 7, 2004 to December 31, 2004 and balance sheet data as of December 31, 2004 and 2005 from our audited financial statements that do not appear in this prospectus. We derived the selected statement of operations data for the six months ended June 30, 2007 and June 30, 2008 and the balance sheet data as of June 30, 2008 from our unaudited financial statements that are included elsewhere in this prospectus. Our historic results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Period from June 7, 2004 to December 31, 2004	Years Ended December 31,			Six Months Ended June 30,
		2005	2006	2007	2007	2008
		(in thousands, except share and per share data)

Statement of Operations Data
Revenue	$—	$177	$7,725	$22,187	$9,126	$23,048
Cost of revenue	—	659	3,294	6,167	2,437	4,977

Gross profit (loss)	—	(482)	4,431	16,020	6,689	18,071

Operating expenses
Research and development	651	3,621	5,328	7,535	3,556	4,870
Sales and marketing	—	2,192	12,847	27,718	11,359	22,015
General and administrative	523	1,650	3,995	6,985	3,437	5,931
Litigation settlement	—	—	3,200	—	—	—

Total operating expenses	1,174	7,463	25,370	42,238	18,352	32,816

Loss from operations	(1,174)	(7,945)	(20,939)	(26,218)	(11,663)	(14,745)
Interest income	47	274	1,240	1,730	875	269
Interest expense	(64)	(62)	(62)	(391)	(204)	(208)
Other income (expense), net	—	(106)	(81)	(133)	(56)	(52)

Net loss	$(1,191)	$(7,839)	$(19,842)	$(25,012)	$(11,048)	$(14,736)

Net loss per share-basic and diluted(1)	$(2.08)	$(1.33)	$(2.32)	$(2.17)	$(1.02)	$(1.09)

Weighted average common shares outstanding used in calculating net loss per share-basic and diluted(1)	571,428	5,874,338	8,553,269	11,544,051	10,825,761	13,568,369

Pro forma net loss per share-basic and diluted(1)				$(0.52)		$(0.28)

Pro forma weighted average common shares outstanding used in calculating net loss per share-basic and diluted(1)				48,112,001		51,768,459

(1)	See Note 2 to our financial statements for a description of the method used to compute basic and diluted net loss per share and pro forma basic and diluted net loss per share.

	As of December 31,				As of June 30,
	2004	2005	2006	2007	2008
	(in thousands)
Balance Sheet Data
Cash, cash equivalents and short-term investments	$—	$32,394	$15,538	$25,447	$14,726
Working capital	(1,191)	31,388	14,866	26,351	17,220
Total assets	54	34,473	20,744	34,454	27,929
Notes payable, non-current	—	402	489	146	2,740
Convertible preferred stock warrant liability	—	164	245	384	395
Convertible preferred stock	—	41,028	42,456	77,363	77,363
Accumulated deficit	(1,191)	(9,030)	(28,871)	(53,884)	(68,620)
Total stockholders’ (deficit) equity	(1,181)	(8,975)	(28,445)	(51,372)	(62,698)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a medical technology company dedicated to designing, developing and commercializing technologies that address conditions affecting the ear, nose and throat, or ENT. We are currently focused on commercializing our Balloon Sinuplasty devices, which are flexible, minimally-invasive tools that aid physicians in treating patients suffering from chronic sinusitis. We believe that the use of our Balloon Sinuplasty devices in sinus surgery can provide meaningful benefits to patients with chronic sinusitis. The Millennium Research Group estimates that there will be approximately 2.9 million ENT surgical procedures performed in the United States in 2008, approximately 500,000 of which will be sinus surgeries.

We were incorporated in June 2004. Prior to commercial launch of our initial product offerings, we devoted substantially all of our resources to start-up activities, consisting primarily of product design and development, clinical trials, pilot manufacturing, recruiting qualified personnel and raising capital. We received U.S. Food and Drug Administration, or FDA, clearance of our first generation Balloon Sinuplasty devices in April 2005. We commenced our U.S. commercial launch in September 2005. We obtained CE Mark clearance of our first generation Balloon Sinuplasty devices in February 2006 and commenced international sales in January 2007.

In the United States and United Kingdom, we focus our sales efforts and promotional activities on ENT physicians using our direct sales force. Outside the United States and United Kingdom, we market and sell our devices through third-party distributors covering more than 30 international markets. We increased the number of employees in our commercial organization from 24 as of December 31, 2005 to over 120 as of July 31, 2008, and we expect to continue to grow in these areas to further penetrate the chronic sinusitis market. As of July 31, 2008, we have trained over 3,400 physicians worldwide in the use of our Balloon Sinuplasty devices. Although our sales and marketing efforts are directed at ENT physicians because they are the primary users of our technology, the actual purchase decision is made by the hospital where the procedure is performed, and the hospital is generally our customer. We also sell products to ambulatory surgery centers and to our international distributors. As of July 31, 2008, we have sold to more than 1,100 customers worldwide. No customer accounted for more than 5% of our revenue for the six months ended June 30, 2008. We manufacture our Balloon Sinuplasty devices at our facilities in California with components supplied by external suppliers.

For the six months ended June 30, 2008, our revenue was $23.0 million, which represented growth of 153% over $9.1 million for the six months ended June 30, 2007. For the six months ended June 30, 2008, our net loss was $14.7 million. In 2007, we generated revenue of $22.2 million, which represented growth of 187% over 2006 revenue of $7.7 million. In 2007 and 2006, our net losses were $25.0 million and $19.8 million, respectively. We have not been profitable since inception and as of June 30, 2008, our accumulated deficit was $68.6 million.

Financial Operations Overview

Revenue.    All of our revenue is currently derived from sales of our Balloon Sinuplasty devices. In the United States and the United Kingdom, we sell directly through our sales force to customers. Outside the

United States and the United Kingdom, we sell our products through distributors. U.S. sales comprised all of our revenue in 2005 and 2006, 95% of our revenue in 2007 and 93% of our revenue for the six months ended June 30, 2008. We expect for the foreseeable future that our revenue will be primarily derived from sales of our Balloon Sinuplasty devices in the United States.

We expect key factors in generating revenue growth will include:

•	physician training, adoption and utilization of our products;

•	the introduction of new product offerings;

•	the strength of our direct sales force in the United States and United Kingdom and our international distribution arrangements;

•	the publication of additional clinical data supporting the benefits of using Balloon Sinuplasty devices in sinus surgery; and

•	the success of our physician and patient awareness efforts.

We expect we may see increased demand for our Balloon Sinuplasty devices in the second and fourth calendar quarters. In the second quarter, increased demand may be attributed to the seasonal nature of allergies and the resultant onset of sinus-related symptoms. In the fourth quarter, increased demand may be attributed to the onset of cold and flu season and related symptoms, as well as patients’ desire to spend their remaining balances in healthcare flexible-spending accounts, and because they have met their annual deductible under their health insurance.

Cost of Revenue and Gross Profit.    Cost of revenue consists primarily of material costs, direct labor and manufacturing overhead costs. We expect gross margin to increase as we spread our fixed costs over greater unit volumes and deploy certain cost reduction strategies. Future increases in gross margin may be partially offset by increased sales through our distributors, which yield a lower gross margin than our direct sales.

Research and Development Expenses.    Research and development expenses for both new products and next generation versions of current devices, consist primarily of engineering, product development, medical affairs, pre-clinical and clinical trial costs and regulatory expenses. These expenses include employee and non-employee compensation, including stock-based compensation, supplies, materials, consulting and related travel expenses. Clinical and pre-clinical trial expenses include trial design, clinical site reimbursement, data management and travel expenses, and the cost of manufacturing products for clinical trials. We expect research and development expenses will continue to increase for the foreseeable future as we continue to develop, enhance and commercialize new products and technologies. We also expect increased expenses relating to regulatory compliance associated with new and existing technologies in the United States and for regulatory approvals of our products outside of the United States.

Sales and Marketing Expenses.    Sales and marketing expenses consist primarily of compensation for sales, training, reimbursement and marketing personnel, including stock-based compensation, travel, consulting and other program expenses, such as physician education and training programs, promotional activities and participation in medical conferences and trade shows. We expect that sales and marketing expenses will continue to increase for the foreseeable future as we expand our commercial infrastructure to both drive and support anticipated growth in revenue.

General and Administrative Expenses.    General and administrative expenses consist primarily of compensation for personnel, including stock-based compensation, related to the executive, finance, information technology, legal and human resource functions. Expenses also include professional service fees, audit fees, insurance costs and general corporate expenses. We expect general and administrative expenses to increase for the foreseeable future as we incur additional legal, accounting, insurance and other professional service costs associated with being a publicly-traded company.

Litigation Settlement Expenses.    In September 2007, we settled an intellectual property lawsuit. As consideration for the release of all claims against us and our acquisition of rights to certain patent applications, we paid $1.5 million and agreed to pay $150,000 and $200,000 on the first and second anniversaries of the settlement date, and $250,000 on the third through seventeenth anniversaries of the settlement date.

The present value of cash outflows required by the terms of the settlement was $3.2 million, which consisted primarily of $2.7 million for avoidance of legal fees and $550,000 for the estimated fair value of the patent applications. The present value of future cash flows was computed using a 10.53% discount rate. Due to the uncertainty of the patent applications ultimately becoming issued patents in combination with the absence of products utilizing the patent applications, the estimated fair value of the applications was expensed as a part of the overall settlement. If these applications become issued patents and cover our commercialized products, then we will be obligated to pay certain royalties on sales of such products.

In connection with the settlement, we entered into a supply agreement to purchase our requirements of a certain product for a period of seven years, commencing on January 1, 2008. The key terms of the supply agreement such as price, availability, and functional characteristics of the product were substantially equivalent to those readily available from alternative suppliers. Both the settlement costs and the fair value of the patent applications were expensed in 2006 because the litigation was ongoing as of December 31, 2006. No litigation settlement expense was incurred in 2005 or 2007.

Interest Income and Other Income (Expense), net.    Interest income consists of interest on our cash equivalents and short-term investments. Interest expense is comprised of imputed expense on our litigation settlement obligation, our term loan and our property and equipment financing. Other income (expense), net consists of changes in the fair value of warrants issued in connection with the property and equipment financing and realized foreign currency gains and losses.

Comparison of the Six Months Ended June 30, 2008 and 2007

Revenue.    Revenue increased $13.9 million to $23.0 million in the six months ended June 30, 2008, compared with $9.1 million in the six months ended June 30, 2007. The increase in revenue was primarily attributable to an increase in the number of our Balloon Sinuplasty devices sold in the United States as we increased our U.S. customer base to 929 active accounts as of June 30, 2008, compared with 420 as of June 30, 2007. We define active accounts as those accounts which have placed at least one order with us over the last six months. During this same period, we increased our U.S. trained physician base to over 2,820 as of June 30, 2008, compared with 1,260 as of June 30, 2007.

Cost of Revenue and Gross Profit.    Cost of revenue increased $2.6 million to $5.0 million in the six months ended June 30, 2008, compared with $2.4 million in the six months ended June 30, 2007. The increase was primarily attributable to the growth in the number of our Balloon Sinuplasty devices sold. Gross margin increased to 78.4% in the six months ended June 30, 2008, compared with 73.3% in the six months ended June 30, 2007, primarily attributable to efficiencies derived from increased unit manufacturing volume.

Research and Development Expenses.    Research and development expenses increased $1.3 million to $4.9 million in the six months ended June 30, 2008, compared with $3.6 million in the six months ended June 30, 2007. This increase was primarily attributable to a $567,000 increase in personnel costs due to the hiring of additional employees and related expenses, a $455,000 increase in stock-based compensation and a $260,000 increase in materials, supplies and fees to conduct research and development.

Sales and Marketing Expenses.    Sales and marketing expenses increased $10.6 million to $22.0 million in the six months ended June 30, 2008, compared with $11.4 million in the six months ended June 30, 2007. This increase was primarily attributable to a $4.6 million increase in commissions due to increased sales and a $2.9 million increase in payroll costs due to an increase in the number of direct sales, training and marketing personnel. Additionally, the cost of training and promotional activities designed to increase adoption of our Balloon Sinuplasty devices increased $1.1 million, stock-based compensation increased $1.1 million and travel costs increased $983,000.

General and Administrative Expenses.    General and administrative expenses increased $2.5 million to $5.9 million in the six months ended June 30, 2008, compared with $3.4 million in the six months ended June 30, 2007. The increase was primarily attributable to a $881,000 increase in professional services for audit, legal, intellectual property, and consulting fees, a $923,000 increase in stock-based compensation and a $466,000 increase in personnel costs.

Interest Income and Other Income (Expense), net.    Interest income decreased $606,000 in the six months ended June 30, 2008 primarily due to lower interest rates on investments as a result of moving our short-term investments into a low risk money market fund and decreased cash available for investment. Interest expense in the six months ended June 30, 2008 was consistent with interest expense in the six months ended June 30, 2007.

Comparison of the Years Ended December 31, 2007 and 2006

Revenue.    Revenue increased $14.5 million to $22.2 million in 2007, compared with $7.7 million in 2006. The increase in revenue was primarily attributable to an increase in the number of our Balloon Sinuplasty devices sold as we increased our U.S. customer base to 616 active accounts at the end of 2007, compared with 267 at the end of 2006. During this same period, we increased our U.S. trained physician base to 1,936 at the end of 2007, compared with 760 at the end of 2006.

Cost of Revenue and Gross Profit.    Cost of revenue increased $2.9 million to $6.2 million in 2007, compared with $3.3 million in 2006. The increase was primarily attributable to the growth in the number of our Balloon Sinuplasty devices sold. Gross margin increased to 72% in 2007 from 57% in 2006, primarily due to greater growth of unit production volume relative to overall manufacturing costs.

Research and Development Expenses.    Research and development expenses increased $2.2 million to $7.5 million in 2007, compared with $5.3 million in 2006. The increase was primarily attributable to a $1.5 million increase in personnel costs and related expenses due to the hiring of additional employees, a $546,000 increase in consulting and clinical expenses and a $293,000 increase in stock-based compensation.

Sales and Marketing Expenses.    Sales and marketing expenses increased $14.9 million to $27.7 million in 2007, compared with $12.8 million in 2006. The increase was primarily attributable to a $10.5 million increase in personnel costs due to the increase in direct sales, training and marketing personnel in the United States, a $1.4 million increase related to promotional activities designed to increase awareness of our Balloon Sinuplasty devices at professional meetings and conferences, a $1.4 million increase in training expenses associated with growing our base of trained physicians and a $849,000 increase in stock-based compensation.

General and Administrative Expenses.    General and administrative expenses increased $3.0 million to $7.0 million in 2007, compared with $4.0 million in 2006. The increase was primarily attributable to a $1.2 million increase in personnel costs and related expenses due to the hiring of additional employees, $843,000 for consulting, legal, intellectual property, audit and insurance, $421,000 for equipment, supplies and facilities related costs and a $399,000 increase in stock-based compensation.

Interest Income and Other Income (Expense), net.    Interest income increased $490,000 to $1.7 million in 2007, compared with $1.2 million in 2006. The increase was primarily attributable to the interest earned on proceeds from the sale of convertible preferred stock at the beginning of 2007. Interest expense increased $330,000 to $391,000 in 2007, compared with $61,000 in 2006. The increase was primarily due to imputed interest on the litigation settlement obligation offset by a lower balance on our equipment finance facility.

Other expense increased $53,000 to $134,000 in 2007, compared with $81,000 in 2006. The increase was primarily due to the increase in the fair value of convertible preferred stock warrants issued in connection with the property and equipment financing.

Comparison of the Years Ended December 31, 2006 and 2005

Revenue.    Revenue increased $7.5 million to $7.7 million in 2006, compared with $177,000 in 2005. We commenced sales of our Balloon Sinuplasty devices in September 2005. The increase was primarily attributable to an increase in the number of our Balloon Sinuplasty devices sold in the United States as we increased our U.S. customer base to 267 active accounts at the end of 2006, compared with eight at the end of 2005. During this same time we increased our U.S. trained physician base to 760 at the end of 2006, compared with 46 at the end of 2005.

Cost of Revenue and Gross Profit.    Cost of revenue increased $2.6 million to $3.3 million in 2006, compared with $659,000 in 2005. The increase was primarily attributable to the growth in the number of our Balloon Sinuplasty devices sold. Gross margin increased to 57% in 2006 compared with a negative gross margin in 2005, primarily due to greater growth of unit production.

Research and Development Expenses.    Research and development expenses increased $1.7 million to $5.3 million in 2006, compared with $3.6 million in 2005. The increase was primarily attributable to a $1.5 million increase in personnel costs due to the hiring of additional employees, a $434,000 increase in consulting costs and was offset by a $214,000 decrease in allocated facility costs.

Sales and Marketing Expenses.    Sales and marketing expenses increased $10.6 million to $12.8 million in 2006, compared with $2.2 million in 2005. The increase was primarily attributable to a $5.9 million increase in personnel costs due to the increase in direct sales, training and marketing personnel, a $1.7 million increase in travel expenses, a $1.0 million increase in training expenses associated with growing our base of trained physicians, an $819,000 increase related to promotional activities designed to increase awareness of our Balloon Sinuplasty devices at professional conferences, a $448,000 increase in consulting and outside services and a $177,000 increase in facility expense.

General and Administrative Expenses.    General and administrative expenses increased $2.4 million to $4.0 million in 2006, compared with $1.6 million in 2005. The increase was primarily attributable to a $1.0 million increase in legal costs related to the intellectual property litigation, a $851,000 increase in personnel costs due to the hiring of additional employees and a $200,000 increase in general legal, audit and consulting expenses.

Litigation Settlement.    In September 2007, we settled certain intellectual property litigation. We recorded the $3.2 million settlement expense in 2006 because it was ongoing as of December 31, 2006. There was no settlement expense in 2005.

Interest Income and Other Income (Expense), net.    Interest income increased $966,000 to $1.2 million in 2006, compared with $274,000 in 2005. The increase was primarily attributable to the interest earned on proceeds from the sale of convertible preferred stock at the beginning of 2006. Interest expense and other expense in 2006 were substantially consistent with the prior year.

Quarterly Results of Operations

The following table sets forth unaudited quarterly summary statements of operations for the six quarters through June 30, 2008. These quarterly data have been prepared on the same basis as our audited annual financial statements included elsewhere in this prospectus. In the opinion of management, all necessary normal entries have been included to fairly state the unaudited quarterly results. This data should be read in conjunction with our annual financial statements and related notes included elsewhere in this prospectus.

	For the Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008
	(in thousands, except per share data)
Revenue	$3,908	$5,218	$5,574	$7,487	$10,186	$12,862
Cost of revenue	1,128	1,308	1,756	1,975	2,363	2,614

Gross profit	2,780	3,910	3,818	5,512	7,823	10,248

Operating expenses
Research and development	1,570	1,986	1,875	2,104	2,219	2,651
Sales and marketing	5,451	5,909	7,403	8,955	11,080	10,935
General and administrative	1,550	1,887	1,460	2,088	3,156	2,775

Total operating expenses	8,571	9,782	10,738	13,147	16,455	16,361

Loss from operations	(5,791)	(5,872)	(6,920)	(7,635)	(8,632)	(6,113)
Interest income	332	543	480	375	185	84
Interest expense	(102)	(102)	(103)	(84)	(63)	(145)
Other income (expense), net	(24)	(33)	(36)	(40)	(66)	14

Net loss	$(5,585)	$(5,464)	$(6,579)	$(7,384)	$(8,576)	$(6,160)

Net loss per share-basic and diluted	$(0.53)	$(0.49)	$(0.56)	$(0.59)	$(0.65)	$(0.44)

Weighted average common shares outstanding used in calculating net loss per share-basic and diluted	10,447	11,205	11,887	12,638	13,275	13,861

Liquidity and Capital Resources

Since inception in June 2004, we have incurred losses and generated negative annual cash flows from operating activities. Our primary source of capital has been from private placements of convertible preferred stock. Cumulative proceeds from the issuance of preferred and common stock totals $79.6 million. In August 2005, we established a $1.0 million property and equipment loan. In March 2008, we entered into a loan and security agreement with a lender for up to $12.5 million of debt financing consisting of two term loans totaling $7.5 million and an accounts receivable line of credit up to $5.0 million.

Operating Activities.    In the six months ended June 30, 2008, we used $13.9 million of cash in operating activities, compared with $11.1 million in the six months ended June 30, 2007. This increase of cash used in operating activities was primarily due to a $3.7 million increase in net loss due to higher growth of operating expenses than revenue, which was substantially offset by a $2.6 million increase in non-cash stock-based compensation and there was a $2.0 million increase in cash used to fund the growth of accounts receivable.

In 2007, we used $25.1 million of cash in operating activities compared with $18.1 million in 2006. The $7.0 million increase in cash used in operating activities was primarily due to a $5.2 million increase in net loss due to higher growth of operating expenses than revenue, offset by a $1.5 million increase in non-cash expenses and a $3.3 million increase in working capital used to fund growth in accounts receivable and inventory necessary to support the growth in sales.

In 2006, we used $18.1 million of cash in operating activities compared with $7.3 million in 2005. The $10.8 million increase was primarily due to a $12.0 million increase in net loss due to faster growth of operating expenses, including $3.2 million for the litigation settlement, than revenue. The increase in net loss was offset by a $632,000 increase in non-cash expenses and a $587,000 decrease in working capital due to growth of accruals and litigation settlement liability.

Investing Activities.    Cash used in investing activities consists primarily of purchases of short-term investments and purchases of equipment, furniture and fixtures, computers and software, and leasehold improvements to build our manufacturing capabilities. In the six months ended June 30, 2008, net maturities of short-term investments were $17.6 million, which was invested into a money market fund and we acquired $451,000 of capital equipment. In the six months ended June 30, 2007, net purchases of short-term investments were $25.6 million and we acquired $336,000 of capital equipment.

In 2007, capital expenditures increased to $932,000, compared with $721,000 in 2006 to support the revenue growth we experienced in 2007. Additionally, in 2007, we purchased a net of $17.0 million of short-term investments to earn interest on short-term excess cash. In 2006, capital expenditures decreased $340,000 from 2005, as we spent more on capital in 2005 to acquire and build our initial leasehold improvements and manufacturing capabilities.

Financing Activities.    Cash provided by financing activities consist primarily of cash from sales of our convertible preferred stock and common stock and amounts borrowed under various loans. In the six months ended June 30, 2008, net cash provided by financing activities was $3.6 million primarily due to borrowing $3.5 million under a term loan in March 2008. Cash provided by financing activities in 2007, 2006 and 2005 was $35.3 million, $1.9 million and $40.7 million, respectively. The $35.3 million received in 2007 was primarily due to sale of $34.9 million of Series C convertible preferred stock and $750,000 from exercise of stock options.

In 2006, the $1.9 million net cash received from financing activities was primarily attributable to $1.3 million received from collection of a shareholder note issued in connection with sale of our Series B convertible preferred stock in 2005. We also received approximately $484,000 from our property and equipment financing.

In 2005, the $40.7 million net cash received from financing activities was primarily attributable to sale of $41.0 million of our Series A and Series B convertible preferred stock. We also received approximately $516,000 and $406,000 from our property and equipment financing and exercise of stock options, respectively. These sources of cash were offset by a $1.2 million payoff of a start-up loan.

Future Liquidity Needs.    We believe that the net proceeds from this offering, together with our existing cash, cash equivalents, short-term investments and available debt financing will be sufficient to meet our anticipated cash requirements for at least the next 18 months. If these sources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain an additional credit facility. If we raise additional funds by issuing equity securities, our stockholders would experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. Additional financing may not be available at all, or in amounts or on terms unacceptable to us. If we are unable to obtain additional financing, we may be required to delay the development, commercialization and marketing of our products.

Contractual Obligations

The following table summarizes our significant contractual obligations as of June 30, 2008 for each of the periods indicated:

	Payments Due By Period
	Total	Up to 1 year	1 - 3 years	3 - 5 years	More Than 5 years
	(in thousands)
Operating lease obligation(1)	$1,653	$684	$969	$—	$—
Litigation settlement(2)	4,484	182	514	564	3,224
Property and equipment financing including interest	335	335	—	—	—
Term loan including interest(3)	4,130	1,072	2,656	402	—

Total	$10,602	$2,273	$4,139	$966	$3,224

(1)	The operating lease obligation is for our facility in Menlo Park, California and represents payments to be made through the term of the lease expiring in October 2010.

(2)	The amounts specified as litigation settlement represent the required minimum anniversary payments through September 2024.

(3)	In March 2008, we drew $3.5 million of a total $12.5 million finance facility with a certain lender to be used for general corporate working capital.

In March 2008, we entered into a loan and security agreement with a lender for up to $12.5 million of debt financing consisting of two term loans totaling $7.5 million and an accounts receivable line of credit up to $5.0 million. The first term loan has a repayment period of 42 months from the date of draw and the second term loan, which must be drawn by September 30, 2008, has a repayment period of 39 months from the date of draw. The accounts receivable line of credit is a revolving facility that must be renewed every two years. We have drawn the first $3.5 million term loan and have not drawn any amounts from the accounts receivable line of credit. As of June 30, 2008, the interest rate on this loan was 8.5%.

In August 2005, we entered into a loan and security agreement to provide a $1.0 million property and equipment loan used to build our manufacturing facility in Menlo Park and to acquire equipment and machinery. This property and equipment loan bears an interest rate that is the greater of 6.5% or the lender’s prime rate and is payable in 36 equal monthly installments plus a $25,000 final payment.

Critical Accounting Policies and Estimates

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States. These accounting principles require us to make judgments, assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. We believe that the accounting judgments, assumptions and estimates described below have the greatest potential impact on our financial statements. Accounting judgments, assumptions and estimates are inherently uncertain and our actual results may differ materially from the amounts reported based on these estimates.

Our accounting policies are more fully described in Note 2 of our financial statements appearing at the end of this prospectus. Some of these accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.

Revenue Recognition.    Our revenue is derived from the sale of single-use Balloon Sinuplasty devices, as well as supporting accessories and related freight invoiced to customers. We recognize revenue in accordance with the Securities and Exchange Commission Staff Bulletin No. 104, “Revenue Recognition” (“SAB 104”). Under SAB 104, revenue is recognized when four basic criteria are met:

•	persuasive evidence of an arrangement exists. We principally uses customer purchase orders, and to a lesser extent, contracts as evidence of the arrangement,

•

title and risk of loss has transferred to the customer. We use shipping documents to verify transfer of title when products are shipped from its warehouse and obtains proof of delivery from customers to verify transfer of title when sales are made directly by field personnel,

•

the sales price is fixed or determinable. Sales terms are fixed on the customer’s purchase order or contract and do not include rights of cancellation, return, exchange or refund. We do not offer extended payment terms and does not have post-shipment obligations such as installation or training. Discounts from standard list prices are recognized as a reduction of revenue at the time of the sale,

•	collection is reasonably assured. To determine whether collection is reasonably assured, we assess a number of factors including past transaction history and the creditworthiness of the customer.

We sell to distributors in certain countries outside the United States pursuant to standard distributor agreements. These distributor agreements specify negotiated fixed prices during the term of the agreement, do not allow the distributor to return or exchange products and the distributor is obligated to pay for the sale regardless of whether the distributor is able to resell the products. Additionally, the distributor agreements do not provide for any price protection or any other adjustment to the sales price subsequent to shipment. We recognize revenue upon shipment of sales to distributors as the conditions for revenue recognition have been met and we do not have post-shipment obligations such as installation or training. The distributor is responsible for all marketing, sales and training for our products.

We provide a limited ninety day warranty and, to date, warranty costs have been insignificant. Shipping and handling costs charged to customers are included in revenue and the associated expense is included in the cost of revenue on the statements of operations.

Stock-Based Compensation Expense.    In 2005, we established our 2005 Stock Option Plan, which allows us to grant stock options to employees, officers, board members and non-employees. Options granted under the plan may be either incentive stock options, or ISOs, which offer tax advantages to employees, or non-qualified stock options, or NSOs. We generally grant ISOs to employees, though certain employees are also granted NSOs, while board members and non-employees are granted NSOs. Options can be granted with a contractual term of up to ten years with an exercise price of 110% to 85% of the market value of the common stock, as determined by our board of directors.

Options granted to newly hired employees generally vest over four years with a vest rate of 25% on the first anniversary date followed by monthly vesting of 1/48th of the total shares granted. Grants to existing employees generally vest monthly on a straight-line basis over four years. From time-to-time, we have granted options to non-employees with a vesting term of less than four years. As a benefit to the option holder, our plan allows for the exercise of unvested options with the provision that at termination, we have the right to repurchase unvested shares at the original price paid. We record the proceeds received from exercise of unvested stock options as a refundable exercise price liability and as shares vest the liability is reduced with a corresponding increase in common stock and additional paid-in capital. As of June 30, 2008, and December 31, 2007 and 2006, the refundable exercise price liability totaled approximately $913,000, $895,000, and $426,000, respectively.

Prior to January 1, 2006, we accounted for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and its interpretations. Under APB No. 25, compensation expense is computed as the difference between the fair value of our common stock and the option exercise price on the date of grant. This difference was recognized as compensation expense on a straight-line basis over the vesting period of the option. We also complied with the disclosure provisions of Statement of Financial Accounting Standards, No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, as amended, and used the minimum value disclosure method.

Effective January 1, 2006, in order to account for stock options granted to employees and board members, we adopted the fair value provisions of SFAS No. 123R, Share-Based Payment, or SFAS No. 123R, which superseded the previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to stock options. We adopted SFAS No. 123R using the prospective transition method, which requires nonpublic companies that previously used the minimum value method for financial statement recognition purposes, to apply the provisions of SFAS No. 123R to option grants after the January 1, 2006 effective date. We continue to use APB No. 25 to record compensation expense for options granted prior to January 1, 2006.

We selected the Black-Scholes valuation model to determine the fair value of stock options. The determination of the fair value of stock-based awards is significantly affected by our stock price as well as a number of complex and subjective variables including the expected term of options, the volatility of our stock price, risk-free interest rate, and dividend yield. The following assumptions were used to estimate the fair value of employee stock grants on the date of the grant:

	Six Months Ended June 30, 2008	Years Ended December 31,
		2007	2006
Expected term in years	5.63	5.62	3.52
Expected volatility	67.00%	67.00%	50.00%
Risk-Free interest rate	2.51%	4.04%	4.60%
Dividend yield	0.00%	0.00%	0.00%

Expected Term

The expected term represents the length of time our stock options are expected to be outstanding. Since our stock price history consists predominately of low fair values commensurate with the risk of a private start-up company and because a significant proportion of employees elected early exercise of unvested options, we believe our historical exercise pattern is not a reliable estimator of the forward looking expected term of options. Accordingly, we estimated the expected term based on the average expected term used by a peer group of publicly-traded medical device companies. This peer group was selected based on criteria including similar industry, life-cycle, revenue and market capitalization.

Volatility

Since we have been operating as a private company since inception, we are unable to use our actual stock price volatility data. Therefore, we estimated the volatility of our stock based on the volatility used by a peer group of medical device companies with comparable revenue and market capitalization.

Risk-free Rate and Dividend Yield

The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of our stock options. We do not expect to pay dividends during the expected term so our dividend yield is zero.

Stock Price

In the absence of a public market for our common stock, our board of directors sets the fair value of our common stock, based on its reasonable determination after considering the information available at the time of the grant. In establishing the market value of our common stock, our board of directors, with assistance from management, considered a variety of company specific and non-company specific quantitative and qualitative factors, including:

•	important developments in our operational capabilities, such as the ability to attract and retain qualified sales and training personnel, number of physicians trained over time, the status of our research and development efforts, and the ability to scale-up manufacturing, marketing and administrative operations necessary to support growing sales;

•	our ability to predict, control and meet critical financial forecasts of revenues, gross profits, operating expenses and cash flows;

•	the outcomes of precedent setting coverage and reimbursement, as well as coding recommendations by physician societies and private payors;

•	the potential entrance of direct and indirect competitors into the market for minimally invasive tools to treat chronic sinusitis and the relative strength of our intellectual property position;

•	the prices at which we sold shares of our convertible preferred stock and how the rights and privileges of convertible preferred stock differ from common stock;

•

the probability, likely magnitude and possible timeframes of executing liquidity producing events for our common stockholders, such as completing an initial public offering or strategic sale of the company;

•	the present values of our projected future cash flows, discounted using a cost of capital that reflects the required return of investors;

•	the market prices of comparable publicly-traded high-growth medical device companies as well as the amounts paid by buyers to acquire such companies;

•	the illiquidity of our common stock as a private company; and

•	prevailing conditions in the initial public offering market and overall stock market and macro-economic conditions.

The following table sets forth information about the historical trend of options granted, the exercise price, and the fair value of our stock for 2007 and the first six months of 2008:

Date of Grant	Shares Granted	Exercise Price Per Share	Estimated Fair Value Per Share		Intrinsic Value Per Share
January 22, 2007	633,006	$0.55	$0.55		$—
February 7, 2007	185,362	0.55	0.55		—
April 4, 2007	993,500	1.20	1.20		—
July 10, 2007	171,500	1.20	2.06	*	0.86
October 30, 2007	642,500	1.20	3.30	*	2.10
December 7, 2007	1,312,450	2.00	3.73	*	1.73
March 14, 2008	1,421,150	3.62	4.09	*	0.47
April 15, 2008	44,205	3.64	4.09	*	0.45

*	We re-assessed the fair value of our common stock subsequent to the date of the grant.

All options granted by our board of directors on the dates noted above were intended to be exercisable at the fair value of our stock, based on information known to our board of directors and management at the time. In light of our initial public offering process and for the purposes of recording stock-based compensation in accordance with SFAS No. 123R, we reviewed the historical pattern of our common stock, and reassessed the fair value of our stock for the options granted on July 10, 2007, October 30, 2007, December 7, 2007, March 14, 2008, and April 15, 2008.

In calculating these valuations, we predominately used a probability weighted expected return method, or PWERM, which considered multiple timeframes and varying magnitudes of enterprise value as a result of completing an initial public offering, selling the company in an acquisition or remaining a private company. We added the likely proceeds from exercise of warrants and projected vested options as they would be substantially in the money in these outcomes. We then discounted these projected total proceeds to present values based on the timing of the assumed liquidity event using a discount rate to reflect the required return of investors and then subtracted debt to arrive at the value available to all equity holders. This value available to all equity holders was then allocated between preferred and common stockholders based on the likely conversion points of preferred stockholders such that the value available as common stockholders exceeded the value as preferred stockholders. In certain outcomes, the liquidation preferences of preferred stockholders were not exceeded, so we subtracted any remaining liquidation preferences to arrive at the value available to common stockholders. In those outcomes where we remained a private company, we estimated a likely discount for lack of liquidity as a private company and removed this amount from the value available to common stockholders. Lastly, we computed the value of common stock per share by dividing the net proceeds available to common stockholders by the number of outstanding common shares.

In determining the enterprise values used in the PWERM, we utilized the methodologies recommended in the 2004 American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. As recommended in the guide, we calculated enterprise value using the income approach by discounting expected future cash flows with a discount rate appropriate for the risk of such cash flows. We also estimated enterprise value using the market approach by applying market multiples of revenues derived from comparable publicly traded companies as well as revenue multiples of public companies recently acquired. Lastly, in allocating value between common and preferred stockholders, we did not use the option pricing methodology as this method is more appropriate when the range of possible enterprise values are not well defined and could have a broad range of values. Given the relative clarity with which we could define and estimate likely outcomes, the PWERM provided a more realistic estimate of likely common stock values.

On January 22, 2007, our board of directors determined the fair market value of our common stock to be $0.55 per share, taking into consideration the following:

•	completion of our first full year of sales with $7.7 million in revenue;

•	demonstration of in-house manufacturing capability with positive gross margins;

•	contemplation of an initial public offering in 2009;

•	establishment of an enterprise value for the company that did not exceed the aggregate liquidation preferences;

•	timeline for achieving self-funding cash flows; and

•	reimbursement becoming a prominent unresolved risk as a sufficient number of customers began submitting their reimbursement claims and some negative coverage decisions were obtained.

From January 22, 2007 to April 4, 2007, the following were the most significant developments that impacted the change in our valuation from $0.55 to $1.20 per share:

•	American Academy of Otolaryngology-Head and Neck Surgery issued a coding position statement in March 2007 stating that Balloon Sinuplasty devices should be coded using existing CPT codes;

•	completion of our Series C convertible preferred stock financing in February 2007 raising a total of $34.9 million at a per share price of $3.22;

•	revision of the proposed timeline for an initial public offering in 2008 from 2009 based on more favorable reimbursement outcomes and initial public offering market conditions;

•	improvement in valuations for comparable public companies from the fourth quarter of 2006 and an increased number of filings for initial public offerings; and

•	a reduction in the discount rate to 30% from 35%.

From April 4, 2007 to July 10, 2007, the following were the most significant developments that impacted the change in our valuation from $1.20 to $2.06 per share:

•

difference in enterprise values for newly public companies as compared to the values for private companies and increased the 2009 weighting on the likelihood of becoming a public company while decreasing the 2008 likelihood of becoming a public company; and

•	revenue was less than expectations as contained in the company sales and financial plan.

From July 10, 2007 to October 30, 2007, the following were the most significant developments that impacted the change in our valuation from $2.06 to $3.30 per share:

•

the difference in enterprise values for newly issued public companies in the medical device industry as compared to the values for private companies and increased weighting on the likelihood of becoming a public company;

•	commitment to an initial public offering in either 2008 or 2009 based on market conditions;

•	our expanded sales force began to show increasing sales productivity along with increasing customer acceptance of our products;

•	the improvement in market conditions and public company valuations and that the sub-prime mortgage issues had not yet affected the broader credit markets; and

•	the market for initial public offerings remained favorable without a significant number of withdrawn filings.

From October 30, 2007 to December 7, 2007, the following were the most significant developments that impacted the change in our valuation from $3.30 to $3.73 per share:

•	the likelihood of an initial public offering occurring in 2009 rather than in 2008 in recognition of the uncertainties associated with initial public offering market conditions;

•

greater sales in November 2007 compared with recent previous months, improved sales force productivity indicating success in transitioning to a larger sales force and more physicians trained in the use of the company’s products; and

•	the deterioration in market conditions in both the credit markets and the initial public offering market.

From December 7, 2007 to March 14, 2008, the following were the most significant developments that impacted the change in our valuation from $3.73 to $4.09 per share:

•	significant growth in revenue from December 2007 through February 2008;

•	the reduction in enterprise values for comparable publicly-traded companies in the medical device industry;

•	increased weighting on the probability of becoming a public company in 2008 as we commenced the initial public offering with an organizational meeting on February 25, 2008; and

•	a reduction in the discount rate to 27.5% from 30.0%.

From March 14, 2008 to April 15, 2008, our valuation remained at $4.09 per share because there were no significant developments in our business.

For stock options granted to non-employees, we record compensation expense in accordance with Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Stock options issued to non-employees are recorded at the estimated fair value using the Black-Scholes pricing model on the measurement date and the fair value is charged to expense over the remaining contractual term of the option. After the measurement date, the fair value is subject to change based on the value of the underlying stock on each reporting date and such changes, if any, are charged to the statement of operations.

Refundable Exercise Price.    Our 2005 Stock Option Plan allows optionees, at their sole election, to exercise at any time after the grant date, unvested stock options to purchase shares of our common stock. In accordance with FAS 123R, proceeds received from exercise of unvested shares are recorded as a current liability. As shares vest, the liability is reduced with a corresponding increase in common stock and additional paid-in capital. Upon termination of employment, we have the right and have repurchased all unvested shares at the original exercise price. Shares issued as a result of early exercise of stock options are recorded as shares outstanding on the balance sheet and unvested shares are excluded from earnings per share calculations.

Convertible Preferred Stock Warrants.    In 2005 and 2006, we borrowed a total of $1.0 million for the acquisition and deployment of our manufacturing equipment and leasehold improvements necessary to build our manufacturing capabilities. In conjunction with this borrowing, we issued warrants to purchase up to a total of 104,488 shares of Series A and Series B convertible preferred stock. We estimated the fair value of these warrants using the Black-Scholes option pricing model and in accordance with FSP 150-5, we recorded a liability equal to the fair value upon the issuance of the warrants. As of each balance sheet date, the fair value of these warrants is subject to adjustment due to changes in the value of the underlying convertible preferred stock, with such changes, if any, charged to the statement of operations.

Allowance for Doubtful Accounts.    We maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables. In determining the amount of reserve, we review all receivables and identify those accounts which give rise to collectability concerns. For such problem accounts, we estimate individual, specific reserves based on an analysis of the payment history and operations of each account. We write off uncollectible accounts against our allowance for doubtful accounts after collection efforts have been exhausted. Our allowance for doubtful accounts at June 30, 2008 and December 31, 2007 and 2006, were approximately $165,000, $218,000 and $98,000, respectively.

Excess and Obsolete Inventory.    We regularly review our inventory on hand and compare this to our estimate of future demand. Based on this analysis, we reduce the carrying value of our inventory for excess and obsolete items. All inventory write-downs are charged to cost of revenue. For the years ending December 31, 2006 and 2007, the amounts charged to cost of revenue for excess and obsolete inventory was $276,000 and $22,000, respectively. For the six months ended June 30, 2008, $190,000 was charged to cost of revenue. Our estimates for excess and obsolete inventory has been materially accurate and we do not expect either our methodology or the accuracy of estimates to change significantly in the future, subject to changes in the nature of our business.

Taxes.    We are subject to various federal, state and local taxes, including income, sales, payroll, unemployment, property, franchise, capital and use taxes on our operations, payroll, assets and services. Due to our operating losses, we recorded no provision for federal and state income taxes for the years ended December 31, 2005, 2006 and 2007.

As of December 31, 2006 and 2007, we had gross deferred tax assets of $11.3 million and $21.2 million consisting of net operating loss carryforwards, research and development credits, capitalized start-up costs, accruals and reserves. Due to the uncertainty of actually realizing the value of these deferred tax assets, we adjusted the carrying value to zero as of December 31, 2006 and 2007.

The Tax Reform Act of 1986 limits the use of net operating loss carryforwards when significant changes occur in the stock ownership of a company. While we have not conducted a formal analysis incorporating the relevant provisions of IRS Code Section 382, we believe our net operating loss carryforwards would not be limited in the foreseeable future.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes, or FIN 48. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

FIN 48 became effective for us on January 1, 2007. The effect of adopting FIN 48 on January 1, 2007 resulted in no FIN 48 liability on our balance sheet. We had no unrecognized tax benefits recorded as of January 1, 2007. There are open statutes of limitations for taxing authorities in federal and state jurisdictions to audit us for the year of inception through the current period. Interest and penalties are zero, and our policy is to account for interest and penalties in tax expense on the income statement. Because we had provided a full valuation allowance on all of our deferred tax assets, the adoption of FIN 48 had no impact on our effective tax rate. We had no unrecognized tax benefits at June 30, 2008, and we do not expect any material changes in the next twelve months.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. In addition, we do not engage in trading activities.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate and Credit Risk.    The risk associated with fluctuating interest rates is primarily limited to our short-term investments and to a lesser degree, cash equivalents, both of which are carried at quoted market prices. We do not currently use or plan to use financial derivatives in our investment portfolio. We classify our investments as available for sale and record unrealized gains or losses as a separate component of stockholders’ deficit. As of June 30, 2008 and December 31, 2007, unrealized gains or losses were immaterial. There were no unrealized gains or losses as of December 31, 2006.

We also face interest rate risk on our debt financing. Our property and equipment financing bears an interest rate at the lender’s prime rate, with a 6.5% floor. As of June 30, 2008, the interest rate was 7.12%. A 10% increase in this interest rate would cause the rate to rise to 7.84% and would not have a material effect on our results of operations, financial position or cash flows.

As of December 31, 2006 and 2007, and June 30, 2008, our cash and cash equivalents and short-term investments were maintained with one financial institution in the United States, and our current deposits are likely in excess of insured limits. We have reviewed the financial statements of this institution and believe it has sufficient assets and liquidity to conduct its operations in the ordinary course of business.

Our accounts receivable primarily relate to revenues from the sale of Balloon Sinuplasty products directly to individual customers in the United States and the United Kingdom. Outside the United States and the United Kingdom, we sell our products to distributors. No single customer represented more than 10% of our receivables as of June 30, 2008, or December 31, 2007 or 2006.

Foreign Currency Risk.    Our foreign currency transaction gains and losses have been generated primarily from fluctuations in the Euro and Pound Sterling versus the U.S. dollar arising from payment of foreign currency expenses associated with our commercial activities in the United Kingdom and Europe. Such transaction gains and losses did not have a material effect on our results of operations or financial position since inception through June 30, 2008. A 10% increase or decrease in these foreign currencies would not have a material effect on our results of operations, financial position or cash flows.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurement, or SFAS No. 157. This standard defines fair value, establishes the framework for measuring fair value in accounting principles generally accepted in the United States and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 delays the effective date of SFAS No. 157 for certain non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the fiscal year beginning after November 15, 2007. Effective January 1, 2008, we implemented SFAS No. 157 for our financial assets and liabilities. We do not expect any significant impact on our results of operations or financial condition from the adoption of SFAS No. 157 for non-financial assets and financial liabilities.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159, which provides companies with an option to report certain financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Effective January 1, 2008, we adopted SFAS No. 159. We did not elect to measure any new assets and liabilities at their respective fair values.

In June 2007, the Emerging Issues Task Force reached a consensus on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, or EITF No. 07-3. EITF No. 07-3 states that nonrefundable advance payments for future research and development activities should be deferred and recognized as an expense as the goods are delivered or the related services are performed. Entities should then continue to evaluate whether they expect the goods to be delivered or services to be rendered and, if an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF No. 07-3 is effective for new contracts entered into beginning January 1, 2008. The adoption of EITF No. 07-3 did not have an impact on our financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, or SFAS No. 141R, which replaces SFAS No. 141. SFAS No. 141R establishes principles and requirements for how an acquiror recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired in a business combination. SFAS No. 141R also establishes disclosure requirements that enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 141R to have any significant impact on our results of operations or financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 changes the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 shall be applied prospectively. Early adoption is prohibited. We do not expect the adoption of SFAS No. 160 to have a significant impact on our results of operations or financial condition.

In March 2008 the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, or SFAS No. 161. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. We do not expect the adoption of SFAS No. 161 to have a significant impact on our results of operations or financial condition.

BUSINESS

Overview

We are a medical technology company dedicated to designing, developing and commercializing technologies that address conditions affecting the ear, nose and throat. We are currently focused on commercializing our Balloon Sinuplasty devices, which are flexible, minimally-invasive tools that aid physicians in treating patients suffering from chronic sinusitis. We believe that the use of our Balloon Sinuplasty devices in sinus surgery can provide meaningful benefits to patients with chronic sinusitis.

Sinusitis is inflammation of the sinuses that may be caused by infections, allergies or environmental factors and can cause significant pain and discomfort for patients. According to the Centers for Disease Control, or CDC, approximately 14% of the U.S. adult population, is affected by sinusitis. In addition, one published study indicates that approximately 8% of children have sinusitis. Using U.S. census data, we estimate that approximately 31 million adults and six million children are affected by sinusitis. Chronic sinusitis is a severe form of sinusitis that lasts 12 weeks or longer. We estimate that seven million patients visit physicians for chronic sinusitis each year in the United States. Millennium Research Group, or MRG, estimates that approximately 500,000 chronic sinusitis patients undergo sinus surgery each year.

The primary surgical approach to treating chronic sinusitis is functional endoscopic sinus surgery, or FESS. FESS is traditionally performed using rigid steel instruments and powered cutting tools to remove bone and tissue, which can lead to significant post-operative pain and discomfort and has the potential for major complications. Our Balloon Sinuplasty devices enable physicians to perform FESS in a less invasive manner without the need to remove tissue and bone, resulting in significant symptom relief and reduced post-operative pain and discomfort for patients. We have sponsored clinical studies providing evidence of safety, effectiveness and improved quality of life for patients undergoing FESS using our Balloon Sinuplasty devices.

We received U.S. Food and Drug Administration, or FDA, clearance of our first generation Balloon Sinuplasty devices in April 2005 and commenced full commercial launch in the United States in September 2005. We obtained CE Mark clearance of our first generation Balloon Sinuplasty devices in February 2006 and commenced international sales in January 2007. We market and sell our devices in the United States and United Kingdom through our over 120-person commercial organization and through third-party distributors covering over 30 international markets. As of July 31, 2008, we had trained over 3,400 physicians worldwide. In 2007, we generated revenue of $22.2 million and had a net loss of $25.0 million. For the six months ended June 30, 2008, we generated revenue of $23.0 million and had a net loss of $14.7 million. As of June 30, 2008, we had an accumulated deficit of $68.6 million.

Industry Background

The primary physician group we serve is otolaryngologists, commonly referred to as Ear, Nose and Throat, or ENT, physicians. These physicians focus on diagnosing and treating a wide range of diseases and conditions affecting the ear, nose and throat, and often complete advanced training in subspecialties. ENT physicians prescribe a variety of pharmaceuticals to treat less severe diseases or disorders and perform surgical procedures to treat more complex, chronic and advanced conditions. ENT physicians who perform surgery are trained to use a variety of surgical instruments, including endoscopes and traditional handheld surgical tools, as well as more complex diagnostic and therapeutic systems, such as image-guided navigation systems and powered instruments.

According to the American Academy of Otolaryngology-Head & Neck Surgery, or AAO-HNS, there are approximately 9,900 ENT physicians practicing in the United States, of which we believe approximately 6,000 perform sinus surgeries. MRG estimates that there will be approximately 2.9 million ENT surgical procedures performed in the United States in 2008, approximately 500,000 of which will be sinus surgeries.

Overview of Sinusitis

Sinuses are air-filled pockets within the bones of the face and skull. The four types of sinuses are frontal, ethmoid, sphenoid and maxillary sinuses. One of each type of sinus lies on either side of the face.

The sinuses are lined with soft, moist tissue, or mucosa, which is covered with a layer of mucous. Mucous moistens the nasal lining and protects the body from impurities such as dust, pollutants and bacteria. Each of the maxillary, sphenoid and frontal sinuses has a corresponding ostium, or opening, through which mucous drains. The ethmoid sinuses are a series of cells with multiple, often interconnected openings and drainage pathways. The surface tissues of the sinuses are covered with millions of cilia, which are small, hair-like structures that act in coordination to sweep the mucous through the ostium of each sinus cavity to the back of the throat. The drainage of mucous is a normal process that keeps the sinuses healthy.

Sinusitis is inflammation of the sinus cavities that may be caused by infections, allergies or environmental factors, as well as structural issues such as blockage of an ostium. If a sinus becomes blocked, normal mucus drainage is prevented and damage to ciliary function may occur. Sinusitis can develop in one or more of the sinuses. The symptoms of sinusitis include facial pain, pressure, congestion, headaches, fatigue and loss of smell. There are two main categories of sinusitis, acute and chronic. Acute sinusitis is transient in nature and lasts less than four weeks. Chronic sinusitis is more severe and lasts 12 weeks or longer.

According to the Centers for Disease Control, approximately 14% of the U.S. adult population is affected by sinusitis. In addition, one published study indicates that approximately 8% of children have sinusitis. Using U.S. census data, we estimate that approximately 31 million adults and six million children are affected by sinusitis, making it one of the more common chronic conditions in the United States. In addition, sinusitis is more prevalent than heart disease and asthma in adults and several times more common than chronic diseases of the tonsils or adenoids in children. A published study estimates that chronic sinusitis results in 18 to 22 million office visits per year, which we believe equates to approximately seven million patients visiting physicians for chronic sinusitis each year in the United States. According to a published study, chronic sinusitis can have a greater impact on quality of life in adults than either congestive heart failure or chronic back pain.

Current Treatments for Sinusitis and Their Limitations

The treatment of sinusitis is progressive in nature and involves therapies that attempt to achieve the most effective solution in the least invasive manner. There are two primary types of treatment options for sinusitis, medical therapy and sinus surgery.

Medical Therapy

Sinusitis is typically treated first with medication. Physicians commonly prescribe various antibiotics to treat the underlying infections and steroid-based agents to reduce the inflammation and to allow normal healing to occur. Although treatment with medications is often successful, an estimated 20% or more of chronic sinusitis patients who receive medication are unresponsive. Pharmaceuticals represent an ongoing expense to patients and payors, and long-term use may result in side effects typically associated with steroids, such as high blood pressure and weight gain, and antibiotics, such as antibiotic resistance. In addition, pharmaceuticals do not address anatomical issues unique to each patient which may cause or contribute to sinusitis, and therefore may provide only temporary relief.

Sinus Surgery

In severe cases where patients are unresponsive to pharmaceutical treatments and sinusitis is a chronic problem, a physician may recommend a surgical approach. The primary surgical alternative is FESS. The goal of FESS is to open the affected sinus ostium to allow normal sinus drainage to occur while preserving as much bone and mucosal lining as possible. Introduced in the 1980’s, FESS transformed the procedural treatment for chronic sinusitis sufferers, providing an alternative to the Caldwell-Luc and other invasive procedures.

FESS is performed under general anesthesia in an operating room. During FESS, a physician inserts an endoscope into the nasal cavity to view a patient’s anatomy. The ENT physician typically uses rigid steel instruments and powered cutting tools to remove tissue and bone in order to create a passage through the tortuous anatomy to the infected sinuses, where the physician then removes additional tissue and bone to open the sinus ostium. At the conclusion of the procedure, patients often need to have their nasal cavity packed with gauze in an attempt to control bleeding. A follow-up visit is required several days after the procedure to remove the nasal packing. In addition, patients typically require several debridement treatments in which the physician may remove more bone, tissue and scabs to promote proper healing. These follow-up visits typically take place over the course of six weeks following surgery.

While FESS performed with traditional instruments is often an effective means of treating chronic sinusitis, it has several limitations:

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Post-operative pain, discomfort and recovery time.    The physical trauma associated with the use of traditional instruments can result in significant post-operative patient pain and discomfort often requiring pain medication. In the weeks following surgery, patients may require several follow-up office visits. During these visits, patients require removal of nasal packing and typically require debridement treatments, which result in additional pain and discomfort. We believe most patients require approximately one to two weeks following surgery to return to normal activities.

•

Invasive treatment that affects normal sinus functions.    FESS performed with traditional instruments involves the cutting and removal of bone and mucosal tissue in the sinus cavities and nasal passageways, creating irreversible changes to the anatomy. Due to the permanent changes created by FESS, normal functionality of the sinuses may be compromised and future treatment options may be limited.

•

Potential for significant complications.    FESS performed with rigid steel instruments and powered cutting tools has the potential for serious complications due to their use in close proximity to the brain, eyes and other critical structures. Major complications, such as cerebral spinal fluid leaks and blindness, occur in approximately 1% of the procedures. Given their potential severity, we believe patients are often hesitant to expose themselves to these risks.

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Limited effectiveness.    The effectiveness of FESS performed with traditional instruments is measured by improvement in patient symptoms, patency, or openness, of the sinus ostia, and the frequency of revision surgery. Published medical literature cites failure in symptom improvement in 5% to 25% of patients undergoing their first FESS procedure and up to 37% of patients undergoing revision procedures. Patency is determined on endoscopic examination, with approximately 20% to 30% of patients having non-patent sinus ostia within the first year following surgery. In addition, approximately 10% of patients require revision surgery within the first year.

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Perceived severity limits usage.    We believe the perceived severity of FESS performed with traditional instruments results in physicians and patients electing not to prescribe or receive surgery and continuing to address symptoms with pharmaceuticals, even when those pharmaceuticals may provide less than optimal therapy or be associated with undesirable side effects.

•

Time-consuming procedure.    FESS performed with traditional instruments is a time-consuming procedure, lasting on average between 90 to 120 minutes. The complexity and time associated with FESS limits the number of procedures that physicians can complete and reduces the amount of operating room and physician availability.

As a result of the limitations of both pharmaceuticals and FESS performed with traditional instruments, we believe that chronic sinusitis patients remain undertreated. We believe that an opportunity exists to provide patients a more lasting and effective treatment than pharmaceuticals, while mitigating the severity of the surgical alternative and preserving future treatment options.

Our Solution

Our Balloon Sinuplasty devices represent a suite of flexible, minimally-invasive tools that aid physicians in treating patients suffering from chronic sinusitis. With our Balloon Sinuplasty devices, ENT physicians can create an opening in a patient’s blocked or significantly narrowed sinus ostia by inflating a high pressure balloon to enlarge the natural opening for the purpose of restoring sinus drainage without removing bone or tissue.

FESS using Balloon Sinuplasty devices is most commonly performed under general anesthesia in an operating room. Physicians may use a variety of visualization tools, including endoscopy, fluoroscopy and direct visualization. The procedure involves the following steps:

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Gain access to the sinus.    To gain initial access to the sinus, our sinus guide catheter is introduced into the nasal cavity to target the sinus ostia under endoscopic visualization. Our sinus guidewire or sinus illumination system is introduced through the sinus guide catheter and gently advanced into the target sinus using the physician’s chosen visualization tool.

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Inflate balloon across ostium.    Our sinus balloon catheter is introduced over our sinus guidewire or sinus illumination system and positioned across the blocked ostium. The position of our sinus balloon catheter is confirmed and the balloon is gradually inflated to open the narrowed or blocked ostium. Inflation of the balloon causes microfractures and remodels the underlying bone, which we believe results in permanent changes to the sinus anatomy.

•	Deflate and remove balloon. Our sinus balloon catheter is then deflated and removed, leaving the ostium open, allowing the return of sinus drainage. There is little to no disruption to mucosal lining.

We believe the principal benefits of our Balloon Sinuplasty devices are:

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Less post-operative pain and discomfort and improved recovery times.    We believe patients undergoing FESS with our Balloon Sinuplasty devices often experience significant symptom relief and less post-operative pain than patients who undergo FESS with traditional instruments, resulting in reduced reliance on pain medications. Because no tissue or bone is removed, the need for uncomfortable nasal packing and debridements may be reduced or eliminated. We estimate patients undergoing FESS with our Balloon Sinuplasty devices return to normal activity within four days on average.

•

Does not limit treatment options.    Our Balloon Sinuplasty devices may be used with other medical therapies or sinus surgery techniques. When using our Balloon Sinuplasty devices, physicians do not remove bone or tissue from the sinuses. Therefore, the use of our devices does not limit future treatment options for patients with progressive sinus disease.

•

Favorable safety profile.    While use of any surgical instrument involves some risk, published clinical studies, which represent 1,190 patients treated by 42 different physicians across 35 sites, have not resulted in any serious adverse events attributable to our Balloon Sinuplasty devices. In our estimated 34,000 additional commercial uses, four MDRs have been filed. In these four cases, certain temporary complications arising during procedures where our products were used, either alone or in hybrid procedures involving other tools used in sinus surgery, were reported. We believe FESS using our Balloon Sinuplasty devices may be a more attractive option for physicians and patients for the treatment of chronic sinusitis because of the risk of complications when rigid steel instruments and powered cutting tools are used in the tortuous anatomy of the nasal cavity, particularly given that the sinuses lie in close proximity to the brain, eyes and other critical structures.

•

Effective technology.    Our clinical studies and other published studies indicate that our technology enables physicians to safely and effectively open blocked sinus ostia to allow for sinus drainage. In the Clinical Evaluation to Confirm Safety and Efficacy of Sinuplasty in the Paranasal Sinuses Study, or CLEAR one year study, 86% of the sinus ostia could be observed endoscopically at one year. Of those that could be observed, 99% remained open at one year. Revision surgery procedures were required in 5.7% of the patients at one year. In addition, improvements in the sinus symptoms of study patients were statistically and clinically significant at each follow-up visit during the first year following surgery. In a peer-reviewed study published in March 2008, an analysis of 70 endoscopic surgery patients demonstrated superior outcomes which were statistically significant for the patients undergoing FESS using our Balloon Sinuplasty devices as compared to those undergoing FESS with traditional instruments for post-operative narcotic usage, patient satisfaction, quality of life and short-term cost.

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Ease of use.    We designed our Balloon Sinuplasty devices to be easy to use. In our experience, physicians quickly understand how to use our devices effectively after completing our physician training program. Physicians perform FESS with our Balloon Sinuplasty devices using straight-forward endoscopic surgical techniques and interventional skills. Due to the lack of complexity, the procedure is typically completed in less time than FESS with traditional instruments. FESS performed with our Balloon Sinuplasty devices last 73 minutes on average.

•

Available to broad patient population.    With Balloon Sinuplasty devices, physicians have the potential to offer patients a procedure that may be more attractive due to the less invasive nature of these devices and fast recovery times. Of the estimated seven million patients visiting physicians for chronic sinusitis, we believe approximately 20%, or 1.4 million patients, are unresponsive to medical therapy. MRG estimates that approximately 500,000 patients each year undergo FESS. We believe that many of the remaining estimated 900,000 annual U.S. chronic sinusitis patients could benefit from FESS in which our Balloon Sinuplasty devices are used.

Sinus Application and Limitations of Our Devices

FESS is used to treat patients with a variable number of diseased sinuses. Our Balloon Sinuplasty devices are used in FESS to treat diseased frontal, sphenoid and maxillary sinuses and are not used to treat ethmoid sinuses. Diseased ethmoid sinuses require an ethmoidectomy, which is the removal of the ethmoid cells using traditional instruments. We refer to FESS procedures where our Balloon Sinuplasty devices are used and an ethmoidectomy is performed as hybrid procedures. For a variety of reasons, physicians may choose to use our Balloon Sinuplasty devices together with traditional instruments to access or treat the frontal, sphenoid and maxillary sinuses. These reasons may include complex patient anatomy that makes access to the sinuses with our devices difficult or impossible, or physicians’ belief that they may treat certain sinuses more quickly or effectively with traditional devices. We also refer to these procedures as hybrid procedures. Most hybrid procedures are FESS procedures where an ethmoidectomy is performed. Approximately 68% of the procedures performed with our technology to date have been hybrid procedures. Although hybrid procedures use traditional instruments for a portion of the procedure, we believe the benefits of our technology are still realized because patients can experience significant benefits from having even a portion of the FESS procedure performed using our devices. In our clinical studies and 1,036 patient outcomes registry, clinical outcomes on safety, effectiveness and improvement in quality of life were comparable for balloon only and hybrid patient subgroups.

While we believe our Balloon Sinuplasty devices offer all of the benefits described above, patients may still be hesitant to undergo FESS using our devices because it is a surgical procedure and involves the use of instruments in close proximity to the brain, eyes and other critical structures. Additionally, despite these benefits, ENT physicians may be slow to adopt and recommend FESS using our Balloon Sinuplasty devices for various reasons including the lack of long-term clinical data comparing the use of our devices to traditional FESS instruments, the unwillingness of the ENT physician to change its current practice and concern over liability risks associated with new products and changes in existing coverage and reimbursement. Moreover, in some cases a procedure using our devices can involve the use of fluoroscopy, which ENT physicians may not have traditionally used in their practice.

Our Strategy

Our goal is to be the leading provider of minimally-invasive medical technologies that aid physicians in treating patients with sinusitis and other ENT conditions. Initially, we are focused on establishing our Balloon Sinuplasty devices as the standard of care for physicians who treat patients with chronic sinusitis. The key elements of our strategy include:

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Increase adoption and utilization of our Balloon Sinuplasty devices.    We intend to continue promoting commercial adoption of our Balloon Sinuplasty devices through physician training, education and awareness, publishing additional clinical data demonstrating the benefits of our devices including improved patient outcomes, and introducing new products and enhancements to existing products. In addition, our over 120-person commercial organization is focused on increasing utilization of our Balloon Sinuplasty devices by our base of over 3,400 trained physicians.

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Educate referring physicians and patients.    We believe that chronic sinusitis is currently undertreated, and we intend to educate referring physicians and patients to raise awareness of chronic sinusitis and available alternatives, including procedures using our Balloon Sinuplasty devices. We plan to accomplish this through marketing to primary care physicians or other referring medical professionals who in many instances represent the initial point of patient contact. We have various ongoing marketing initiatives focused on improving referring patterns to our trained physicians. In addition, we recently launched direct-to-patient marketing programs that we believe will further increase awareness.

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Expand options for treating patients with chronic sinusitis.    We believe FESS performed with our Balloon Sinuplasty devices offers a lasting and effective alternative to pharmaceuticals and is less invasive than FESS performed with traditional instruments. We also believe most of the 900,000 annual U.S. chronic sinusitis patients who are not responsive to medical therapy could benefit from a procedure using Balloon Sinuplasty devices. In addition, we are commercializing additional technologies and conducting clinical studies that may enable FESS using our Balloon Sinuplasty devices to be performed under local anesthesia in the physician office setting.

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Commercialize additional ENT products.    One of our core competencies is our ability to develop and commercialize innovative ENT products. We expect to continue to demonstrate innovation with introductions of next generation Balloon Sinuplasty devices, as well as additional products that we believe will expand the market opportunity for our devices. We are also developing products to address additional ENT market opportunities, including conditions affecting the ear and throat. In addition to building our product offering through internal product development efforts, we may selectively license or acquire complementary products and technologies. We believe we can leverage our experience at bringing new products to market and provide additional selling opportunities for our sales force.

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Continue to expand our intellectual property portfolio and protect our competitive position.    We have a broad portfolio of owned, licensed and acquired U.S. and international patents and patent applications. We intend to continue to expand our intellectual property position to protect the design and use of our products. In addition, we spend considerable time and resources innovating our product offering and introducing new product offerings to maintain our competitive position in the chronic sinusitis market.

Our Balloon Sinuplasty Devices

Our Balloon Sinuplasty devices are FDA-cleared tools for use by physicians who treat patients suffering from chronic sinusitis. Our devices are specifically designed to navigate the sinus anatomy and open blocked sinus ostia and passageways to allow for sinus drainage. Our product portfolio includes greater than 30 distinct devices for use in the sinuses. All of our products are designed and labeled for single-use, except as otherwise noted below.

Sinus Guide Catheters

A sinus guide catheter is a semi-flexible tube with a malleable shaft that facilitates placement of other devices into or near the sinus. The Relieva Sinus Guide Catheter is our second generation sinus guide catheter. The Relieva Sinus Guide Catheter comes in five tip angles located at the distal end, or the end furthest from the user of the device, to help in accessing different sinuses.

Sinus Illumination System and Sinus Guidewires

Our sinus illumination system and sinus guidewires are coated, flexible devices with a soft tip, used to gain entry into the target sinus. The sinus illumination system or sinus guidewire is introduced into the sinus to provide a rail over which the catheter and other devices operate. With the introduction of our sinus illumination system, our devices now have the potential to be used in a procedure performed without fluoroscopy, including under local anesthesia in the physician office setting.

The Relieva Luma Sinus Illumination System was developed to provide an option for confirming sinus access for ostial dilation. Using trans-sinus illumination technology, the Relieva Luma delivers a bright light from its distal tip which enables the physician to confirm sinus access based on the location of the light illuminating through the skin of the patient’s face. The system is 100 centimeters in length, 0.035 inches in diameter and is compatible with existing operating room equipment, connecting to a standard light source. Accessories include light guide cables and adapters, which are reusable products.

The Relieva Vigor Sinus Guidewire is our second generation sinus guidewire that delivers the steering required to navigate unique and tortuous anatomy in multi-sinus cases. The Relieva Vigor comes with a pre-shaped tip and is 80 centimeters in length and 0.035 inches in diameter. The Relieva Sinus Guidewire is our first generation sinus guidewire. The Relieva Sinus Guidewire is available with a standard or floppy tip and is 100 centimeters in length and 0.035 inches in diameter.

Sinus Balloon Catheters

Our sinus balloon catheters are specifically designed for operating in the sinus region. They have a shaft at the proximal end, or end closest to the user of the device, and a flexible catheter with a balloon at the distal end. The balloon catheter tracks smoothly over the sinus guidewire and is positioned across the blocked ostium. The balloon catheter is gradually inflated to open and restructure the ostium. The balloon has a proprietary coating for puncture resistance and durability.

Relieva Solo is our second generation sinus balloon catheter, bringing a new level of performance and precision to sinus dilation, with a more intuitive feel and better pushability compared to our first generation sinus balloon catheters. Relieva Solo is available in five balloon sizes. The Relieva, Relieva XL and Relieva Mini Sinus Balloon Catheters are our first generation sinus balloon catheters and are available in a total of six balloon sizes.

Sinus Irrigation Catheter

Our sinus irrigation catheter is used to flush sinus contents after the ostium has been opened. The irrigation catheter tracks smoothly over the sinus guidewire or sinus illumination system and is positioned in the sinus cavity to flush sinus contents. The Relieva Vortex is our second generation irrigation catheter designed with improved flexibility and delivery. In addition, the tip has been designed with side holes to ensure full sinus irrigation and is tapered to minimize tissue interaction.

Other Products and Accessories

Relieva Sidekick.    The Relieva Sidekick is a handle that connects directly to our sinus guide catheter, enabling comfortable single-handed operation of the sinus guide catheter and a standard endoscope, freeing the physician’s second hand for use with other products. In addition, the use of the Relieva

Sidekick allows constant observation of instruments to confirm location of the sinus guide catheter and sinus balloon catheter, designed to enable maximum procedural precision and efficiency.

Relieva Sinus Balloon Inflation Device.    The Relieva Sinus Balloon Inflation Device is used to control the inflation and deflation of the sinus balloon catheter.

ReliENT Navigation System.    The ReliENT Navigation System is a set of devices that allows the integration of certain Relieva Sinus Guide Catheters and a specific navigation system. When using the ReliENT Navigation System in conjunction with the specific navigation system, the physician can track the tip of the sinus guide catheter and its trajectory.

Product Pipeline and Research and Development

We continue to innovate our product offerings and are developing new generations of our products with a focus on further enhancements to their performance and ease of use. We are developing our third generation Balloon Sinuplasty devices that we expect to launch in late 2008 and 2009.

We are also developing innovative technologies that could further expand our product offering for physicians who treat patients with chronic sinusitis as well as address other ENT conditions. We are in initial stages of a limited commercial launch for a new product designed for use in the ethmoid sinuses. We are currently in the research and development phase with respect to one ear-related product, which we expect to launch in 2010, and two throat-related products, one of which we expect to launch in 2010 and the other of which we expect to launch in 2011.

As of July 31, 2008, we had 19 employees in our research and development department including our Vice President of Research and Development. The primary focus of this group is to develop new technology platforms and to develop improvements and enhancements to our Balloon Sinuplasty devices. Research and development expenses for 2005, 2006 and 2007 were $3.6 million, $5.3 million and $7.5 million, respectively.

Clinical Results and Studies

Measurement Criteria

To date, clinical studies of our Balloon Sinuplasty devices have focused on three key areas: safety, effectiveness and quality of life.

•	Safety. Safety in our studies is measured by the rate of adverse events.

•

Effectiveness.    Effectiveness in our studies is measured by patency, or openness, of the sinus ostium and revision rates. Patency is determined by endoscopic examination and in some instances, computed tomography, or CT, scans. Revision rates are measured by the number of repeat endoscopic sinus surgeries for a patient cohort.

•

Quality of life.    As sinusitis is a symptom-based disease, quality of life in our studies is determined by measuring sinus symptom scores using the validated Sino-Nasal Outcome Test, or SNOT-20. The SNOT-20 consists of 20 symptom-directed questions, in which patients rate each symptom on a scale of zero to five, with zero being symptom free. Other tools such as the Global Patient Assessment were also used to help assess general quality of life effects.

Key Clinical Studies

The following key clinical studies have provided evidence of safety, effectiveness and improved quality of life for patients undergoing FESS using our Balloon Sinuplasty devices:

•	Cadaver study. We sponsored a study of six cadaver heads in 2004 to demonstrate safety and feasibility of using balloon catheters to dilate the maxillary, sphenoid and frontal sinus ostia. In this study, nine maxillary, 11 sphenoid and 11 frontal sinuses were dilated. All 31 sinus ostia were successfully accessed and dilated. The dilated ostia size was equal to the balloon diameter as measured by endoscopy and CT scan. No trauma to surrounding vital structures was noted by endoscopy, CT scan or gross anatomical dissection.

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First in man study.    We sponsored a study of 10 chronic sinusitis patients in 2004 to assess safety and feasibility of using Balloon Sinuplasty devices in human patients. In this study, there were a maximum of two sinuses treated per patient and hybrid procedures were allowed pursuant to the physician’s discretion. All 18 sinus ostia attempted were successfully accessed and dilated as measured by endoscopic examination. No serious adverse events were reported. Minimal mucosal trauma was noted using Balloon Sinuplasty devices.

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CLEAR six month study.    We sponsored a multi-center, prospective study of 109 patients undergoing FESS using our Balloon Sinuplasty devices to determine the safety, effectiveness and impact on quality of life. Approximately half of enrolled patients underwent hybrid procedures. All patients were consecutive clinic patients in 2005 with chronic sinusitis who had failed medical management of their condition and were prepared to undergo FESS performed with traditional instruments before they were offered FESS using our Balloon Sinuplasty devices. The CLEAR six month study cohort has been assessed pre-operatively, as well as post-operatively at one week, 12 weeks and 24 weeks. Effectiveness was determined by patency rates and revision rates. Quality of life and symptoms were measured by comparing pre-operative and post-operative SNOT-20 scores. At 24-week follow-up, no adverse events had been reported.

Sinus ostia were accessed and dilated in 347 of 358, or 97%, of those attempted. Eighty-two percent of the sinus ostia could be observed endoscopically at 24-week follow-up. Of the sinuses that were observable by endoscopy, 98% were patent at 24 weeks. Revision surgery procedures were required in 2.7% of the patients at 24 weeks. The improvement in SNOT-20 quality of life scores was statistically and clinically significant at all time points from one week to 24 weeks.

Three of the nine physicians participating at the time of enrollment of the CLEAR six month study held options to purchase a combined total of 50,000 shares of our common stock and were being paid consulting fees and reimbursed for expenses by us.

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CLEAR one year study.    We sponsored an extension of the original CLEAR six month study in the same cohort of patients to assess the long-term effectiveness of FESS procedures using our Balloon Sinuplasty devices one year post surgery. At completion of the CLEAR six month study, patient follow-up was extended to one year at seven of nine participating institutions; two institutions could not participate because one investigator moved and no longer had access to his patients and the other investigator could not reapply to his institutional review board, or IRB, in time for the one year study. Seventy of the original 109 patients in the CLEAR six month study participated in the one year follow-up.

Effectiveness was determined by patency and revision rates. Patency rates were determined by endoscopic examination and CT scan. Revision surgery procedures were required in four of 70 patients within the year, and those patients were then excluded from the study. Of the 66 patients examined at one year, 86% of the sinus ostia could be observed endoscopically. Of the sinuses that were observable by endoscopy, 99% were patent at one year. Of the 14% of sinus ostia that could not be observed endoscopically, the CT scans were normal in 13 of 28 sinuses, implying functional patency in 92% of sinuses (85% patent by endoscopic observation plus 7% unobservable but patent by CT). In addition, CT scans were assessed in 53 of 66 patients and showed statistically significant disease resolution when assessed using the Lund-MacKay scoring system, a system designed to categorize the extent of the disease in the sinuses.

Quality of life and symptoms were measured by comparing pre-operative and post-operative SNOT-20 scores. The improvement in SNOT-20 scores was again statistically and clinically significant at one year post surgery compared to baseline. The number of post-operative debridement procedures was also determined. Patients who had a hybrid procedure had an average of 1.8 debridements, and patients who had FESS in which only Balloon Sinuplasty devices were used had an average of 0.4 debridements. No adverse events were reported between 24 weeks and one year.

Symptom Improvement as Measured by SNOT-20

Quality of Life Symptoms Scores

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CLEAR radiation exposure study.    Because fluoroscopy was used in all study procedures, radiation safety data were collected at the time of treatment as part of many of the procedures performed in our CLEAR six month study to assess the level of radiation exposure to patients and physicians. Patient exposure data were collected in 34 of the 109 patients and physician exposure data were collected for the procedures performed in 89 of the 109 patients. The average surface radiation exposure to patients was 102 millirem, or mrem, a common measurement of radiation exposure, measured at the forehead and 422 mrem measured at the temple. This is less than the surface radiation exposure received when undergoing a head CT, which exposes patients to approximately 3,000 to 7,000 mrem. The average dose to the physician during the procedures was 2.34 mrem to the hand and 7.19 mrem to the neck. The annual average occupational surface dose limit for the skin of the whole body or any extremity is 50,000 mrem per year.

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1,036 patient outcomes registry.    We sponsored a registry to assess safety and effectiveness of our Balloon Sinuplasty devices by systematically collecting data on 1,036 patients across 27 sites, with an average follow-up of 40 weeks. Data were collected by standardized chart review with centralized database administration for all consecutive FESS procedures that included the use of our Balloon Sinuplasty devices across the 18-month time period from December 2005 to May 2007. Patient symptom improvement was measured by comparing the patient’s assessment of symptoms and infections after the procedure to their assessment of symptoms and infections prior to the procedure as noted in medical charts. No major adverse events were reported that were attributable to use of our Balloon Sinuplasty devices. Two cerebrospinal fluid leaks occurred that were attributable to standard steel instrumentation used during concomitant ethmoidectomy procedures performed in hybrid cases.

Outcome Measure	All Patients (n=1,036)	“Primary” Cases With No Prior FESS (n=855)	“Secondary” Cases With Prior FESS (n=181)	“Balloon Only” Cases (n=328)	“Hybrid” Cases (n=708)
Adverse Events
Major complication rate attributable to balloon instruments	0.0%	0.0%	0.0%	0.0%	0.0%
Major complication rate attributable to steel instruments	0.2%	0.2%	0.0%	0.0%	0.3%

Revision Rate
Patient revision rate	2.4%	2.3%	2.8%	3.1%	2.1%

Patient Symptom Improvement
Improved	95.2%	95.5%	94.4%	96.6%	94.5%
Same	3.8%	3.4%	5.6%	2.8%	4.3%
Worse	1.0%	1.1%	0.0%	0.6%	1.2%

Procedure Metrics (per procedure)
Average operating room time (min)	73.0	72.7	76.6	55.1	86.1
Average blood loss (cc)	77.5	74.9	90.4	28.0	100.7

Post-operative Care (per patient)
Debridements	1.2	1.2	1.3	0.8	1.4
Endoscopies	1.0	1.0	1.2	0.9	1.1

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Independent comparative study.    In a peer-reviewed study by Michael Friedman, M.D., et al. published in March 2008 by the American Journal of Rhinology, an analysis of 35 endoscopic surgery patients undergoing procedures using Balloon Sinuplasty devices and 35 patients undergoing procedures without Balloon Sinuplasty devices demonstrated statistically significant superiority in outcomes for the patients undergoing FESS with our Balloon Sinuplasty devices as compared to FESS with traditional instruments for quality of life, post-operative narcotic usage, patient satisfaction and short-term cost. This study represents the first study comparing FESS using Balloon Sinuplasty devices against FESS with traditional instruments in comparable cohorts. This study was conducted independently to assess safety, quality of life effects, patient satisfaction and cost of FESS procedures using our Balloon Sinuplasty devices relative to traditional instruments. The severity of disease was comparable among the patients in the two arms, as measured by pre-operative Lund-MacKay CT scores and SNOT-20 quality of life scores. Patients in the Balloon Sinuplasty arm had significantly better results across the following clinical outcome measures.

Outcome Measure	FESS With Balloon (n=35)	FESS Without Balloon (n=35)	p-Value
Symptom Status
Improvement in SNOT-20 (scale of 0 to 5)	1.99	1.41	0.006

Patient Satisfaction
Post-operative Global Patient Assessment (scale of -5 to +5)	3.71	2.94	0.016
“Would you do the same surgery again?” (% yes)	91%	49%	0.001
Days of post-operative narcotic pain medication	0.80	1.34	0.011

Cost
Operative hospital charges	$12,657	$14,471	0.013

One patient undergoing FESS using our Balloon Sinuplasty devices required revision surgery, whereas no patients undergoing FESS with traditional instruments required revision surgery.

Sales and Marketing and Physician Training

Sales and Marketing

We market and sell our Balloon Sinuplasty devices through our direct sales and marketing organization in the United States. As of July 31, 2008, our direct sales organization consisted of 66 direct sales representatives, 10 regional managers, two area directors, our Vice President of Sales and 10 market development specialists. Our international sales operations consist of four employees who support our direct sales in the United Kingdom and work with our distributor partners that cover more than 30 countries. As of July 31, 2008, our marketing department consisted of nine employees who report to our Vice President of Marketing.

Of the 9,900 ENT physicians in the United States, our target market consists of the approximately 6,000 ENT physicians that perform sinus surgery. We are focused on developing strong relationships with our customers, educating physicians on the proper use and applications of our Balloon Sinuplasty devices, and supporting efforts by ENT physicians to enhance referrals. While we sell directly to hospitals, the ENT physician typically drives the purchasing decision. In addition, we sell products to ambulatory surgery centers and to our international distribution partners. We plan to increase the size of our commercial organization to expand the current customer account base and increase utilization of our Balloon Sinuplasty products.

Through education, training and research programs, we are supporting physicians to provide the best care for sinus surgery patients. Our physician training program, which we call EVOLVE, clinical studies and medical conferences are key vehicles for generating our sales. We also host the Sinus Forum, our largest peer-to-peer physician learning event, as well as other smaller educational seminars where ENT physicians discuss innovative techniques and practical surgical solutions using our Balloon Sinuplasty devices.

Physician referrals and peer-to-peer education and training are important components of our strategy. We have marketing programs targeted at the primary care physicians or other referring medical professionals who in many instances represent the primary point of contact with the patient.

We have recently implemented marketing programs targeted at driving patient awareness of our brand through direct-to-patient marketing programs. These efforts are currently focused on driving patients to physicians trained in the use of our Balloon Sinuplasty devices through our proprietary patient website.

Physician Training

We devote significant resources to training and educating ENT physicians on the skills involved in the proper use of our Balloon Sinuplasty devices. We strongly believe proper physician preparation and training leads to improved surgical outcomes. Accordingly, the most effective way to introduce and build market demand for our products is by training ENT physicians in the proper use of our products. As of July 31, 2008, we employed 14 physician training specialists focused exclusively on physician training. Our training sessions are conducted across the country. Each course consists of didactic presentations, product reviews, filmed case studies and cadaver-based training. We do not enter into training agreements with physicians and do not charge physicians or require purchase commitments for the training services we provide. As of July 31, 2008, we have trained over 3,400 ENT physicians in the proper use of our products. Physician users of our Balloon Sinuplasty devices frequently assist in our training efforts as we believe these physicians are instrumental in demonstrating the benefits of our products through peer-to-peer education.

Third-Party Reimbursement

In the United States, healthcare providers generally rely on third-party payors, principally private insurers and governmental payors such as Medicare and Medicaid, to cover and reimburse the medical devices and the procedures in which the devices are used. Our ability to commercialize our products successfully depends in significant part on the extent to which appropriate coverage and reimbursement for our products and related procedures are obtained from third-party payors.

Establishing adequate coverage and reimbursement for any new medical technology is a challenge given the current emphasis on cost-containment. To successfully establish coverage and reimbursement for our technology, generally we must demonstrate that our technology is safe and effective and improves health outcomes. We cannot assure you that governmental or other private third-party payors will continue to cover and reimburse the procedures using our products in whole or in part in the future or that payment rates will be adequate.

The American Medical Association, or AMA, establishes billing codes under a system known as Current Procedure Terminology, or CPT codes, which are used for reporting certain medical services to third-party payors. For the most part, existing CPT codes currently are being used by hospital outpatient departments, ambulatory surgery centers and physicians to obtain reimbursement for FESS using our Balloon Sinuplasty devices, whether alone or in hybrid procedures. There are separate CPT codes associated for each sinus that is treated during an endoscopic sinus surgery, each with its separate reimbursement established by third-party payors for patients covered by their policies. For FESS cases in which our Balloon Sinuplasty devices are used, whether alone or in hybrid procedures, this includes CPT 31256 (maxillary sinus, without tissue removal), CPT 31276 (frontal sinus, with or without tissue removal), and CPT 31287 (sphenoid sinus, without tissue removal). Because we believe that these existing codes describe procedures using our products, we do not have any immediate plans to obtain separate CPT codes for the use of our devices in FESS.

The American Academy of Otolaryngology-Head & Neck Surgery, or AAO-HNS, and the American Rhinologic Society, or ARS, have both provided guidance that when physicians use Balloon Sinuplasty devices in FESS procedures they should code using the existing CPT Category I codes for FESS. The support of specialty societies, such as the AAO-HNS and ARS, is important to us for purposes of obtaining coverage and reimbursement. The specialty societies review the use of our devices in FESS and provide coding recommendations to the AMA. We can provide no assurance that we will continue to obtain society support for the use of our devices in FESS procedures. Nor can we provide assurances that hospitals and other providers, such as ambulatory surgery centers, and physicians will continue to receive reimbursement under existing CPT codes for FESS, or that the payment levels under the existing codes will be considered sufficient to continue using our devices in FESS procedures.

We estimate that our devices are used predominantly on a patient population insured by private third-party payors with a minority of lives covered under Medicare. Medicare coverage and reimbursement policies are developed by the Centers for Medicare & Medicaid Services, or CMS and its contractors. CMS is the federal agency responsible for administering the Medicare program. CMS has implemented prospective payment systems to pay for services furnished in hospital outpatient departments, as well as ambulatory surgery centers. CMS also has implemented a Medicare physician fee schedule, under which physicians are paid separate amounts based on their professional services.

In general, physicians, hospital outpatient departments and ambulatory surgery centers bill for surgical services, including FESS, using the CPT codes established by the AMA. Medicare has established and published payment rates under the methodologies described above for these surgical services, including FESS. In addition, there are over 1,000 third-party private payors, each of which reimburses for FESS procedures to varying degrees. The vast majority of these third-party payors reimburse for the use of our devices during FESS under the existing CPT codes. Some private third-party payors, on the other hand, view procedures using our Balloon Sinuplasty devices as a separate procedure and recommend using different codes. We cannot assure you that government or private third-party payors will cover and reimburse the procedures using our products in whole or in part in the future or that payment rates will be adequate.

We estimate that payors representing approximately 25% of the covered lives, including Medicare contractors and private third-party payors, have issued non-coverage policies for procedures using our products. These payors have determined that a procedure performed with our Balloon Sinuplasty devices is a new and investigational procedure, although they may choose to cover and reimburse our products and related procedures in the future. One factor for these payors in determining whether to cover and reimburse our products and related procedures in the future may be the availability of positive clinical data relating to the long-term safety and efficacy of FESS performed with our Balloon Sinuplasty devices against FESS with traditional instruments. A long-term clinical study randomizing FESS using our products against FESS using traditional surgical instruments would be expensive and time-consuming, and even positive results would not guarantee adequate coverage and reimbursement by these third-party payors. We have not conducted, and are not currently planning to conduct, such a study. If we are unable to reverse these non-coverage policies or if hospitals, ambulatory surgery centers and physicians do not receive payments that they consider to be adequate from payors that do cover our products, our sales growth may be adversely impacted. Further, current coverage and payment levels may be revised in a manner adverse to our business and may decline over time, which also could deter hospitals from purchasing or using our products. Cost-saving initiatives, future legislation, regulation or coverage and reimbursement policies of third-party payors may adversely affect the demand for our products currently under development and limit our ability to profitably sell our products.

Internationally, reimbursement and healthcare payment systems vary substantially from country to country and include single-payor, government managed systems as well as systems in which third-party payors and government-managed systems exist side-by-side. Our ability to achieve market acceptance or significant sales volume in international markets we enter will be dependent to a significant extent on the availability of coverage and reimbursement for procedures performed using our products under the healthcare payment systems in such markets.

All third-party reimbursement programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost effective methods of delivering healthcare. These types of programs and legislative changes to coverage and reimbursement policies could potentially limit the amount which healthcare providers may be willing to pay for medical devices.

Manufacturing and Supply

We manufacture our Balloon Sinuplasty devices at our facilities in California with components supplied by external suppliers. Using these components, we assemble, inspect, test and package our devices, and send them to a third-party sterilization vendor. We perform inspections of the components and finished devices to determine compliance with our specifications and then ship the released finished product to customers.

Most purchased components for the devices we produce are available from more than one supplier. However, a number of the components are supplied to us by sole source suppliers. We rely on sole source suppliers for our balloons and the extrusions used in our sinus balloon catheters, our sinus guidewires, our inflation devices and a catheter component. We generally do not carry a significant inventory of these components. Establishing additional or replacement suppliers for any of the components or processes used in the products, if required, may not be accomplished quickly or at all and could involve significant additional costs. We have entered into manufacturing, supply or quality agreements with our sole source suppliers pursuant to which they supply the components we need according to purchase orders and forecasts we provide. We are contractually bound to purchase some of our components from these suppliers. To date, we have not experienced any significant supply constraints or delays in procuring our components and products. We are currently working with our contract manufacturers and other suppliers to increase manufacturing capabilities as we increase our commercialization efforts. We have identified and qualified alternate suppliers for the major components of our Balloon Sinuplasty devices other than those purchased from our sole source suppliers described above. We continue to identify and qualify new and alternate suppliers for other components and products. We may consider manufacturing certain products or product components internally, if and when demand or quality requirements make it appropriate to do so. If our third-party manufacturers and key suppliers are unable to manufacture our products to keep up with demand, we would not meet expectations for growth of our business, which could have a material adverse effect on our business, financial condition and results of operations.

We are currently improving our manufacturing capabilities and increasing capacity as we increase the extent of our commercialization efforts. Manufacturers often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we are unable to manufacture our devices to keep up with demand, we would not meet expectations for the growth of our business and our revenue would be adversely impacted as a result. We are required to manufacture our products in compliance with FDA’s Quality System Regulation, or QSR. The QSR regulates extensively the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA and California Department of Health Services, or CDHS, enforce the QSR through periodic and potentially unannounced inspections that may include the manufacturing facilities of our suppliers. Our failure, or the failure of our suppliers, to comply with the QSR requirements could result in the shutdown of our manufacturing operations or the recall of our products, which would have a material adverse effect on our business. In the event that one of our suppliers fails to comply with our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result. We could also be subject to injunctions, product seizure and civil or criminal penalties. In January 2006, we initiated a voluntary recall related to a packaging deficiency in our inflation device product, which we received from one of our previous contract suppliers.

We believe our manufacturing operations are in compliance with regulations mandated by the FDA and the European Union. We have been an FDA-registered and California-licensed medical device manufacturer since September 2005. Our Quality System is certified to ISO 13485:2003 and we obtained CE Mark for our Balloon Sinuplasty devices in February 2006. We have previously been inspected by the California Food and Drug Branch in September 2005 and no compliance reports were issued. We have not yet been inspected by the FDA and we cannot assure you that we will pass such an inspection. Our facility was last inspected in January 2008 by our European Notified Body in Germany, TUV Sud, and no noncompliance reports were issued as a result of that inspection.

We have also opted to maintain quality management system registrations appropriate to enable us to market our products in Canada, the European Union Member states, the European Free Trade Association member countries and countries which have entered into Mutual Recognition Agreements with the European Union. These standards specify the requirements necessary for a quality management system to consistently provide a product that meets or exceeds customer requirements. They also include processes for continual improvement of the system that are required in order to obtain a CE Marking of Conformity, or CE Mark, to sell medical devices within the European Union. We cannot assure that we comply or that we will continue to comply with all applicable manufacturing regulations.

We have manufacturing, supply or quality agreements with four of our sole source suppliers. Advanced Polymers, Inc., or API, supplies us with certain balloons and other balloon catheter components. Lake Region Manufacturing Inc., or Lake Region, supplies us with guidewires. Asahi Intec USA, Inc., or Asahi, manufactures and supplies us with a catheter component. Atrion Medical Products, Inc., or Atrion, manufactures and supplies us with inflation devices and associated components and certain packaging. Each of these suppliers manufactures the components they produce for us for our Balloon Sinuplasty devices to our specifications and pursuant to certain forecasts provided by us. We are required to purchase all of our supply of certain components provided by API, subject to certain limitations contained in our agreement with API. We are required to purchase all of our requirements for certain specified guidewires from Lake Region. Under our agreement with Atrion, we are required to purchase current and future inflation devices and associated components and packaging; provided however if Atrion elects not to manufacture such products, we may purchase those inflation devices and associated components and packaging from a third party. At our option, we can make an annual payment to API in exchange for their agreement not to supply products to other parties for use in the ENT field. We are not obligated to make annual payments for exclusivity with our suppliers. None of our agreements with our suppliers require minimum purchase amounts. Our agreements with Lake Region, Asahi and Atrion require fixed prices, and our agreement with API requires fixed prices based on volume. Furthermore, under the terms of our agreements with API and Asahi, we are required to indemnify them for product liability claims.

Our agreement with API is scheduled to terminate on September 8, 2015. Our agreement with Lake Region is scheduled to terminate on November 22, 2008. Our agreement with Asahi is scheduled to terminate on October 11, 2010. Our agreement with Atrion is scheduled to terminate on January 1, 2015. Each of our agreements with API, Lake Region and Asahi will be automatically renewed for additional one-year terms unless either party provides notice of an intent to terminate. Our agreement with Atrion may be extended for an additional five-year term, subject to mutual agreement on price for the extended term.

Intellectual Property

We believe that our competitive position will depend upon our ability to obtain and enforce intellectual property rights protecting our technology. To protect our intellectual property rights, we rely on a combination of patents, copyrights, trademarks and trade secret laws, as well as confidentiality, consulting and employee agreements. As of July 31, 2008, we owned or licensed five issued U.S. patents, covering paranasal sinus drug delivery, ear treatment, coatings and our training model. None of these patents directly relate to our current generation Balloon Sinuplasty devices. In addition, as of July 31, 2008, we had 80 pending U.S. patent applications and 36 pending international patent applications. Of our five issued U.S. patents, two expire in February 2011, one expires in December 2020, one expires in May 2020, and one expires in August 2025. Our pending U.S. and international patent applications, if issued, will expire between 2024 and 2028. We intend to file for additional patents to strengthen our intellectual property rights. We also license and acquire intellectual property from third parties. We have exclusively sublicensed certain patent applications from a third party. If we commercialize products covered by patents issuing from the licensed patent applications, we will be required to pay royalties based on our net sales of those products. If we fail to pay those royalty payments, we may lose our right to those patent applications. Further, we depend on the sublicensor to comply with its obligations under the license it has with the original licensor, who owns the licensed intellectual property. Any failure on the sublicensor’s part to fulfill its obligations under the original license could jeopardize our rights to the underlying intellectual property. According to the terms of the agreement, the license will terminate upon the expiration of the last licensed patent application, unless either party terminates upon the other party’s material breach which is not cured after the required notice and cure period.

In addition, we rely on several registered and unregistered trademarks to protect our brand. As of July 31, 2008, we had two registered U.S. trademarks, including Acclarent and Relieva, three published U.S. trademarks awaiting registration, including Acella, Optilink and Relient, and pending U.S. trademark applications for Balloon Sinuplasty, Claryx, Relieva Vortex, Relieva Luma, Relieva Vigor, Relieva Solo, Relieva Mini, Relieva Sidekick and Relieva Stratus. In addition, as of July 31, 2008, we had four registered foreign trademarks and 11 pending foreign trademark applications. We intend to file for additional trademarks to strengthen our intellectual property rights.

Our patent and trademark applications may not result in issued patents or registered trademarks, and we cannot assure you that any patents that have or might be issued or any trademarks that have or might be registered will protect our intellectual property rights or will be able to be successfully enforced. Even if valid and enforceable, our patents may not be sufficiently broad to prevent others from developing products that are similar to ours. Any patents issued or trademarks registered to us may be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents or similar trademarks that confuse our products with their products. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Occasionally, we may learn about patents owned by third parties that appear to have claims relevant to our Balloon Sinuplasty devices and may seek to enter into negotiations for the assignment or license of rights relating to those patents. The medical device industry has been characterized by frequent and extensive intellectual property litigation. It is possible that our competitors or other patent holders may assert that our Balloon Sinuplasty devices and the methods employed in the procedure are covered by their patents. In addition, our competitors may infringe our issued patents on the basis that their devices or the methods employed in their procedures are covered by our patents. Enforcing our patent rights, however, will be expensive and time-consuming and could distract management and harm our business and such enforcement efforts might not be successful. Further, as a sublicensee of intellectual property, we could be made a party in any dispute between the original licensor and the primary licensee, or otherwise be adversely impacted by claims made by the original licensor against the primary licensee, who is also our sublicensor, regarding the original license. In the event that we become involved in such a dispute, we may incur significant costs and expenses and may need to devote resources to resolving any claims brought by the original licensor, which would reduce the cash we have available for operations and may be distracting to management.

An adverse determination in litigation, interference proceedings or any dispute to which we may become a party relating to intellectual property could subject us to significant liabilities to, or require us to seek licenses from, third parties. Furthermore, if we are found to willfully infringe third-party intellectual property rights, we could, in addition to other penalties, be required to pay treble damages. Although intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing, selling or marketing our Balloon Sinuplasty devices, which would have a significant adverse impact on our business.

All employees and technical consultants are required to execute confidentiality and invention assignment agreements in connection with their employment and consulting relationships with us. We cannot provide any assurance that employees and consultants will abide by the terms of these agreements.

Competition

We believe that our ability to compete effectively has historically depended on such factors as:

•	the ability of our devices to enable physicians to treat chronic sinusitis safely and effectively;

•	our reputation and relationships with ENT physicians;

•	clinical evidence demonstrating the safety and effectiveness of our devices;

•	the ease of use of our devices;

•	price of our devices;

•	adequate third-party payor coverage and reimbursement; and

•	brand and name recognition.

We believe that we compete favorably with respect to these factors, although there can be no assurance that we will be able to continue to do so in the future or that new devices, that perform better than our Balloon Sinuplasty devices will not be introduced. In addition, alternative competitive treatments, such as pharmaceuticals that are effective at treating the underlying cause of chronic sinusitis, may be developed in the future. We believe that our continued ability to compete favorably depends on:

•	successfully expanding our commercial operations;

•	continuing to innovate and maintain scientifically-advanced technology;

•	developing technologies for applications in other areas of ENT;

•	attracting and retaining skilled personnel;

•	obtaining patents or other intellectual property protection for our products; and

•	conducting clinical studies and obtaining and maintaining regulatory approvals.

Our industry is highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Many of our competitors have significantly greater financial and human capital resources than we do and have established reputations with ENT physicians, as well as worldwide distribution channels that are more established than ours. We compete against very large and well-known medical device manufacturers that manufacture the traditional tools used in FESS procedures, including the Xomed division of Medtronic, the Gyrus division of Olympus and Stryker. In addition, each of those companies, along with others, have the financial resources, distribution channels and engineering expertise to potentially develop and commercialize a system of guidewires, catheters and balloon-based devices for the treatment of chronic sinusitis. We are aware of private companies developing competitive technologies, including Entellus Medical, which is developing minimally-invasive, balloon catheter-based products that aid physicians in treating patients suffering from chronic sinusitis, and has recently begun commercialization activities. Entellus Medical indicates that the use of its technology requires the surgeon to create a puncture through the gum above the canine tooth in an area called the canine fossa to access the maxillary sinus. In contrast, our technology is used through the natural opening of the nose to access the anatomy and therefore does not require any incision in the mouth. In addition, we believe that the Entellus Medical technology is capable of dilating maxillary sinuses only. Given the results of our clinical studies showing that surgeons frequently use our technology to treat frontal and sphenoid sinuses as well as maxillary sinuses, we believe that providing surgeons with a means to dilate the maxillary, sphenoid and frontal sinuses is a competitive advantage.

Because of the size of the market opportunity for the treatment of chronic sinusitis, competitors and potential competitors have historically dedicated and will continue to dedicate significant resources to aggressively promote their products or develop new products. New product developments that could compete with us more effectively are likely because of the prevalence of chronic sinusitis and the extensive research efforts and technological progress that exist within the market. Competitors may develop technologies and products that are safer, more effective, easier to use or less expensive than our Balloon Sinuplasty devices. To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of safety, efficacy, performance, ease of use and generally shorter procedure and recovery times. We have encountered and expect to continue to encounter potential customers who are committed to or prefer the products offered by our competitors and continue to perceive our products as investigational when compared to traditional products associated with FESS. Competitive pressures may result in price reductions and reduced margins over time for our products. Our Balloon Sinuplasty devices may be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors.

Government Regulation

Our products are medical devices, subject to extensive and rigorous regulation under the Federal Food, Drug and Cosmetic Act, or the FDCA, as implemented and enforced by the FDA, as well as the laws and regulations implemented and enforced by other federal, state and local regulatory bodies in the United States and comparable authorities in other countries. Our currently marketed products have either been cleared under the FDA’s pre-market notification, or 510(k), process or are exempt from the FDA’s pre-market notification or approval requirements. If we seek to market new products or to market new indications for our existing products, we may be required to file for and obtain either 510(k) clearance or approval of a pre-market approval, or PMA, application for those products or indications.

FDA regulations govern many activities that we perform, or that are performed on our behalf, to ensure that medical devices distributed domestically or exported to other countries are safe and effective for their intended uses, including:

•	product design, development and manufacture;

•	product clearance and pre-market approval;

•	product safety, testing, labeling and storage;

•	record-keeping procedures;

•	product marketing, sales and distribution; and

•	post-marketing activities, including complaint handling, medical device reporting, reporting of deaths or serious injuries or device malfunctions and repair or recall of products.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following:

•	adverse publicity, warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	requiring repair, replacement or recall of our products;

•	seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or PMA approval of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or PMA approvals that have already been granted; and

•	criminal prosecution.

The FDA’s Pre-Market Clearance and Approval Requirements

Unless an exemption applies, each medical device that we wish to distribute commercially in the United States will require either prior 510(k) clearance or a PMA approval from the FDA. Medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Class I devices, considered to have the lowest risk, are those for which safety and effectiveness can be assured by adherence to the FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA’s QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials, or General Controls. Class II devices are subject to the FDA’s General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device, or Special Controls. Manufacturers of some Class I and most Class II devices are required to submit to the FDA a pre-market notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices that have a new intended use, or use advanced technology that is deemed not substantially equivalent to a device, are placed in Class III, frequently requiring PMA approval, or, in some cases, 510(k) clearance. Our currently FDA-cleared devices include Class I devices exempt from the requirement to submit a 510(k) notification, and Class II and Class III devices requiring 510(k) clearance.

510(k) Clearance Pathway

When a 510(k) clearance is required, we must submit a pre-market notification to the FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k)

device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA application. By statute, the FDA is required to clear or deny a 510(k) pre-market notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the FDA will place the device, or the particular use, into Class III.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to our Balloon Sinuplasty devices and other products that we believe do not require new 510(k) clearances. We cannot assure you that the FDA would agree with any of our decisions not to seek 510(k) clearance or PMA approval.

Pre-Market Approval Pathway

A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The PMA application process is generally much more demanding and longer than the 510(k) pre-market notification process. A PMA application must be supported by extensive data, including but not limited to technical information, preclinical data, clinical trials, manufacturing information and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. By law, the FDA has 180 days to review a PMA application, although the review of an application generally takes a significantly longer period of time and can take up to several years, as the 180-day clock is stopped when the FDA requests additional information or clarification from the sponsor of the application. In addition to reviewing the contents of a PMA application, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with quality system regulations. We do not anticipate any of our products in development will require submission and approval of a PMA.

Clinical Trials

Clinical trials are almost always required to support PMA approval and are sometimes required for 510(k) clearance. In the United States, these trials frequently require submission and approval of an application for an investigational device exemption, or IDE, to the FDA, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The study sponsor makes the initial determination of whether a study poses a significant risk to patients. If an IRB or the FDA disagrees with a sponsor’s determination that a study is non-significant risk, the sponsor may be required to delay or suspend a study while it satisfies the IDE requirements. For example, we determined that one of our product developmental studies related to a new product with limited commercial availability designed for use in the ethmoid sinuses was a non-significant risk study and initiated the study without submitting an IDE. The IRB at one study site disagreed with our determination and submitted the protocol to the FDA for review, at which point we halted the study. The FDA agreed with the IRB that the study was a significant risk study. We submitted an IDE in connection with the study that was conditionally approved by the FDA in May 2008. We restarted this study in June 2008, and we anticipate enrolling patients in the near-term. We have made similar determinations with respect to other studies and can make no assurance that the FDA will agree with those determinations. Most clinical trials must be conducted under the oversight of an IRB or ethics committee at the relevant clinical trial sites and in accordance with the FDA regulations. We must also obtain patients’ informed consent in a form that complies with both the FDA requirements and federal and state privacy regulations. Failure to meet these standards can result in the clinical data not being accepted by the FDA as support for a pre-marketing notification or PMA application.

Post-Marketing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•

the FDA’s QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared or unapproved uses (known as off-label uses);

•	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

•

medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

•	regulations pertaining to voluntary recalls; and

•	notices of corrections or removals.

We have registered our manufacturing facilities with the FDA and must obtain all necessary state permits or licenses to operate our business. As a registered device manufacturer, we are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers.

Combination Products

Certain of our products in development may be considered combination products because they are comprised of two or more regulated components, a drug and a device, that will be combined. In the United States, a combination product is assigned by the FDA to one of the Agency’s Centers, such as the Center for Drug Evaluation and Research, or CDER, or the Center for Devices and Radiological Health, or CDRH. The Center to which the product is assigned will have primary jurisdiction over the pre-marketing review and approval of the combination product and the other Center will provide input on the review of the product. The FDA identifies the Center with primary authority over a combination product based on an assessment of the combination product’s “primary mode of action.” We currently do not know if our combination products in development will be regulated as drugs or devices.

International Regulations

We sell our devices outside of the United States. International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory environment in Europe is that of the European Union, which has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. Such an assessment is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 9001 and ISO 13845 certifications are voluntary harmonized standards for manufacturing facilities. Compliance with these standards establishes the presumption of conformity with the essential requirements for a CE Marking. We have the authorization to affix the CE Mark to our products and to commercialize the devices in the European Union.

Facilities

Our corporate headquarters are located in a 42,400 square foot facility in Menlo Park, California, and are where we conduct our principal executive, administrative, research and development, manufacturing and warehouse operations. This facility is leased through October 2010. Our existing facility is adequate for our manufacturing needs but we expect to need additional office space within the next year, which we believe will be available in nearby buildings.

Litigation

We are not a party to any pending or threatened litigation.

Employees

As of July 31, 2008, we had 240 employees, of which 55 are employed in manufacturing and operations, 19 are employed in research and development, 16 are employed in clinical, regulatory and quality assurance, and medical affairs, 27 are employed in general and administrative and 123 are employed in our commercial organization, which includes sales, marketing, training, customer service and reimbursement roles. We believe that our future success will depend on our continued ability to attract, hire and retain qualified personnel. None of our employees are represented by a labor union or are parties to a collective bargaining agreement, and we believe our employee relations are good.

SCIENTIFIC ADVISORY BOARD

The members of our scientific advisory board, none of whom are our officers or employees, provide us with advice and assistance on various matters related to our business. We consider our advisory board members to be opinion leaders in their respective fields, and under consulting agreements they provide physician training and also offer us advice and feedback regarding the following:

•	unmet needs and opportunities;

•	clinical feedback on existing products;

•	assessment of new technologies and their applications; and

•	assessment of new clinical applications.

All of our advisory board members have been or are involved in one or more of our clinical studies.

As of June 30, 2008, our scientific advisory board consisted of the following members:

Name	Position and Affiliation
William E. Bolger, M.D., F.A.C.S.	Director, Maryland Sinus Center, Suburban ENT Associates, Bethesda, MD
Peter J. Catalano, M.D., F.A.C.S.	Chairman, Department of Otolaryngology, Lahey Clinic, Burlington, MA
Douglas Hoisington, D.O., F.A.C.S.	President, ENT Clinic of Iowa, P.C., West Des Moines, IA
Frederick A. Kuhn, M.D., F.A.C.S., F.A.R.S.	Director, Georgia Nasal and Sinus Institute, Savannah, GA
Howard L. Levine, M.D., F.A.C.S.	Director, Cleveland Nasal, Sinus and Sleep Center, Cleveland, OH
Michael J. Sillers, M.D., F.A.C.S.	Director, Alabama Nasal and Sinus Institute, Birmingham, AL
Brian Weeks, M.D.	Director, Minimally Invasive Head & Neck Surgery at Senta Clinic, San Diego, CA
Raymond Weiss, M.D.	Director, Sinus Center of the South, Biloxi, MS

Our advisory board members are compensated for services rendered and are reimbursed for certain out of pocket expenses they incur in connection with company-related business. In addition, we have granted stock options to purchase shares of our common stock to certain advisory board members for their services and have also sold convertible preferred stock to certain advisory board members. We expect to continue our efforts to recruit additional members for our scientific advisory board.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors as of June 30, 2008:

Name	Age	Position
Executive Officers
William M. Facteau	38	President, Chief Executive Officer and Director
George A. Harter, Jr.	52	Chief Financial Officer
Mark A. Bishop	47	Vice President of Quality
John Y. Chang	38	Vice President of Research & Development
André K. Cheng, M.D., Ph.D.	38	Medical Director and Vice President of Medical Affairs and Reimbursement
Su-Mien Chong	38	Vice President of Clinical & Regulatory
Patrick W. Fabian	41	Vice President of U.S. Sales & Training
Greg S. Garfield	45	Chief Operating Officer and General Counsel
Karen M. Long	45	Vice President of Marketing
James R. Zuegel	47	Vice President of Operations
Other Directors
Coy F. Blevins(2)	59	Director
Robert W. Croce(1)(3)	66	Director
Ross A. Jaffe, M.D.(3)	49	Director
Joshua Makower, M.D.(2)	44	Chairman of the Board of Directors
John M. Nehra(3)	60	Director
Henry A. Plain, Jr.(2)	50	Director
Christopher M. Smith(1)	45	Director
Thomas E. Timbie(1)	50	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee.

William M. Facteau has served as our President and Chief Executive Officer and a member of our board of directors since November 2004. From November 1999 to November 2004, Mr. Facteau held a number of sales, marketing and general management positions at Abbott Vascular Devices. Mr. Facteau joined Abbott Laboratories through the acquisition of Perclose, a vessel closure company, where he was the Southeast Regional Sales Manager. From July 1993 to April 1998, Mr. Facteau worked in sales and sales management at United States Surgical Corporation. Mr. Facteau received his B.A. in Political Science from the University of Connecticut.

George A. Harter, Jr. has served as our Chief Financial Officer since September 2005. From September 2003 to April 2005, Mr. Harter served as Chief Financial Officer for Velocimed, an interventional cardiology company. From January 2001 to September 2003, Mr. Harter served as Chief Financial Officer of Novare Surgical Systems, an advanced surgical technologies company. From September 1996 to January 2001, Mr. Harter served as Controller of certain divisions within Boston Scientific. Mr. Harter received his B.A. in Economics from the University of California, Los Angeles and his M.B.A. from Case Western Reserve University.

Mark A. Bishop has served as our Vice President of Quality since June 2006. From February 2005 to June 2006, Mr. Bishop served as our Director of Operations. From November 1999 to February 2005, Mr. Bishop worked with Abbott Vascular Devices as Director of Engineering. From January 1996 to November 1999, Mr. Bishop held various management positions at Perclose, which was later acquired by

Abbott Laboratories. From March 1992 to January 1996, Mr. Bishop worked with Devices for Vascular Intervention, which was acquired by Eli Lilly & Co. and subsequently merged into Guidant. Mr. Bishop received his B.S. in Mechanical Engineering Technology from California Polytechnic State University, San Luis Obispo.

John Y. Chang has served as our Vice President of Research and Development since June 2004. From March 2004 to June 2004, Mr. Chang co-founded Acclarent while working for ExploraMed II as Project Architect of Engineering. From September 1997 to January 2004, Mr. Chang served as a Program Manager of Engineering at TransVascular, a developer of catheter-based percutaneous bypass procedures and drug delivery. From September 1992 to September 1997, Mr. Chang held various positions at General Surgical Innovations and Guidant. Mr. Chang received his B.S. in Mechanical and Aerospace Engineering from Princeton University and his M.S. in Mechanical Engineering from Stanford University.

André K. Cheng, M.D., Ph.D. has served as our Medical Director and Vice President of Medical Affairs since April 2007 and Vice President of Medical Affairs and Reimbursement since February 2008. From July 2001 to April 2007, Dr. Cheng was with The Advisory Board Company, where he served as Managing Partner of the Medical Technology Solutions division and Executive Director of the Syndicated Research division. From January 2003 to April 2007, Dr. Cheng launched and managed the Innovations Center, a strategic forecasting program, and Technology Insights, an on-demand technology assessment service. From June 1999 to April 2007, Dr. Cheng published various articles in peer-reviewed journals including JAMA, served as an editor and reviewer for several leading medical journals, and authored Advisory Board publications on healthcare business strategy. Dr. Cheng received his A.B. in Biochemical Sciences from Harvard College, his M.D. from The Johns Hopkins School of Medicine and his Ph.D. in Clinical Investigation and Health Economics from The Johns Hopkins Schools of Medicine and Public Health.

Su-Mien Chong has served as our Vice President of Clinical and Regulatory since February 2005. From July 2004 to January 2005, Ms. Chong served as a Senior Director of Regulatory Affairs at AccessClosure, a developer of innovative vessel closure technology. From May 1999 to February 2004, Ms. Chong was the Medical Affairs Director at Perclose. Ms. Chong received her B.S. in Microbiology from the University of California, Davis and her M.B.A. from Santa Clara University.

Patrick W. Fabian has served as our Vice President of U.S. Sales and Training since August 2007. From November 2004 to August 2007, Mr. Fabian worked at Accellent, where he most recently served as Senior Vice President of Sales and Marketing. From September 2001 to November 2004, Mr. Fabian served as Director of Sales for Smith & Nephew’s Endoscopy division. Mr. Fabian received his B.A. in Business Administration from the University of St. Thomas.

Greg S. Garfield has served as our General Counsel since October 2006 and as our Chief Operating Officer since February 2008. From October 2006 to January 2008, Mr. Garfield served as our Vice President of Corporate Development. From April 2006 to October 2006, Mr. Garfield served as Vice President of New Business Development with Boston Scientific’s Cardiovascular Group. From July 1995 to April 2006, Mr. Garfield worked at Guidant, where he most recently served as General Counsel of the Cardiac Surgery Group, and Compass, the corporate investment group. Mr. Garfield received his B.S. in Agricultural Business Management from California Polytechnic State University, San Luis Obispo and his J.D. from the University of the Pacific, McGeorge School of Law.

Karen M. Long has served as our Vice President of Marketing since March 2007. From November 2001 to March 2007, Ms. Long served as Director of Global Strategic Marketing and Director of New Product Development for Lifescan, a division of Johnson & Johnson. From April 2000 to November 2001, Ms. Long served as Director of Clinical and Business Services at Inverness Medical Technologies, which was acquired by Johnson & Johnson. From April 1999 to March 2000, Ms. Long held the position of Director QRM/Social Services at HCA Healthcare. Ms. Long received her B.S. and M.S. from San Diego State University.

James R. Zuegel has served as our Vice President of Operations since November 2005. From February 2002 to June 2005, Mr. Zuegel served as Vice President of Operations at Cardica, a manufacturer of medical devices that automate the connections of blood vessels during grafting surgeries. From January 2000 to February 2002, Mr. Zuegel served as Vice President of Operations at Atrionix, a developer of minimally-invasive pulmonary vein ablation devices, which was later acquired by Johnson & Johnson. Mr. Zuegel received his B.S. and M.Eng. in Chemical Engineering from Cornell University.

Coy F. Blevins has served as a member of our board of directors since April 2006. From January 1994 until his retirement in March 2000, Mr. Blevins served as Vice President of Sales for Perclose. From January 1991 to January 1994, Mr. Blevins served as Area Sales Manager for Devices for Vascular Intervention. From February 1981 to December 1985, Mr. Blevins served as Director of Sales for three divisions of Baxter Healthcare. Mr. Blevins also serves on a number of private company boards. Mr. Blevins received his B.A. in Business Administration from Baylor University.

Robert W. Croce has served as a member of our board of directors since April 2006. Mr. Croce is currently a Venture Partner of New Enterprise Associates, a venture capital firm. From January 1992 to December 2005, Mr. Croce served as Company Group Chairman at Ethicon Endo Surgery and Cordis, both Johnson & Johnson companies. From January 1990 to December 1992, Mr. Croce served as President at Ethicon, a Johnson & Johnson company. Mr. Croce also serves on a number of private company boards. Mr. Croce received his B.S. in Business Administration and M.B.A. from the University of Central Missouri.

Ross A. Jaffe, M.D. has served as a member of our board of directors since January 2005. Dr. Jaffe is currently a Managing Director of Versant Ventures, a venture capital firm that he co-founded in 1999. Dr. Jaffe currently serves on the board of Insulet and is a member of its compensation committee and chairman of its nominating and corporate governance committee. Dr. Jaffe also serves on a number of private company boards. Dr. Jaffe is also a partner at Brentwood Venture Capital, a private venture capital firm that he has worked with since 1990. Dr. Jaffe received his B.A. in Policy Studies from Dartmouth College, his M.D. from The Johns Hopkins University and his M.B.A. from Stanford University.

Joshua Makower, M.D. is a co-founder of the Company and has served as Chairman of our board of directors since November 2004. Dr. Makower also served as our President and Chief Executive Officer from June 2004 to November 2004. Dr. Makower is currently Chief Executive Officer at ExploraMed II, a Venture Partner of New Enterprise Associates, a venture capital firm, a Consulting Associate Professor of Medicine at Stanford University Medical School and a Co-Founder of Stanford’s Biodesign Innovation Program. From February 1996 to October 2003, Dr. Makower held various founding and leadership roles at TransVascular, a medical device company focused on minimally-invasive catheter-based surgical systems. Dr. Makower also serves on a number of private company boards. Dr. Makower received his B.S. in Mechanical Engineering from the Massachusetts Institute of Technology, his M.B.A. from Columbia University and his M.D. from the New York University School of Medicine.

John M. Nehra has served as a member of our board of directors since June 2004. Mr. Nehra has been a Special Partner of New Enterprise Associates, a venture capital firm, since October 2000 and was a General Partner of New Enterprise Associates from December 1993 until October 2000. Mr. Nehra has served as a General Partner of Catalyst Ventures, a venture capital firm, since January 1989. Mr. Nehra currently serves on the board of directors and compensation committee of Davita. Mr. Nehra has also served on the board for the Baltimore School for the Arts since 1997. He also sits on a number of private company boards. Mr. Nehra received his B.A. in Economics from the University of Michigan.

Henry A. Plain, Jr. has served as a member of our board of directors since December 2004. Mr. Plain is a Partner with Morgenthaler Ventures, a venture capital firm, Vice Chairman of The Foundry, a medical device incubator, and Chairman of the Board of Xtent. From June 2000 to March 2001, Mr. Plain served as Chairman of the Board of Embolic Protection, which was acquired by Boston Scientific. From February 1993 to November 1999, Mr. Plain was the President and Chief Executive Officer and a member of the board of directors of Perclose. During this time, Mr. Plain directed Perclose through an initial public offering, a secondary offering, and an acquisition by Abbott Laboratories in November 1999. Following the acquisition of Perclose by Abbott Laboratories, Mr. Plain served as the President of Perclose and Vice President of Hospital Products Division at Abbott Laboratories until May 2000. Mr. Plain also serves on a number of private company boards. Mr. Plain received his B.S. in Finance from the University of Missouri, Columbia.

Christopher M. Smith has served as a member of our board of directors since November 2004. Mr. Smith is currently President of Cochlear Americas, a developer of an implantable hearing device. From October 2003 to August 2004, Mr. Smith served as a Consultant for Warburg Pincus, a private equity firm. From August 2000 to October 2003, Mr. Smith served as Group President for Gyrus Group, President, Chief Executive Officer and Director of Gyrus Medical. Mr. Smith also serves on a number of private company boards. Mr. Smith received his B.S. in Journalism and Marketing from Texas A&M University.

Thomas E. Timbie has served as a member of our board of directors since April 2007. Mr. Timbie is currently the President of Timbie & Company, a financial consulting firm that he founded in 2000. From January 2005 to June 2005, Mr. Timbie served as Interim Vice President and Chief Financial Officer for ev3, an endovascular company. From April 1996 to December 1999, Mr. Timbie served as Vice President and Chief Financial Officer of Xomed, an ENT company. Mr. Timbie currently serves on the board of American Medical Systems Holdings and ev3. Mr. Timbie received his B.S. in Accounting from the University of Florida and his M.B.A. from Stetson University.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and executive officers.

Board of Directors

Upon completion of this offering, our authorized number of directors will be nine. Upon completion of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Messrs. Facteau and Smith and Dr. Jaffe have been designated as Class I directors, whose terms will expire at the 2009 annual meeting of stockholders. Messrs. Blevins, Nehra and Plain have been designated as Class II directors, whose terms will expire at the 2010 annual meeting of stockholders. Messrs. Croce and Timbie and Dr. Makower have been designated as Class III directors, whose terms will expire at the 2011 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change of control of our company or our management. For more information about some of the possible effects of this classification please see “Description of Capital Stock—Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws.” We have determined that a majority of our directors are independent under NYSE Arca and NASDAQ rules. The independent directors are Messrs. Blevins, Croce, Plain, Smith and Timbie and Dr. Jaffe.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

The audit committee of our board of directors recommends the appointment of our independent registered public accounting firm, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent registered public accounting firm, including the results and scope of their audit. The audit committee currently consists of Messrs. Croce, Smith and Timbie. Messrs. Croce, Smith and Timbie will be independent, within the meaning of applicable SEC, NYSE Arca and NASDAQ rules, upon completion of this offering. Mr. Timbie is the chairperson of our audit committee and is our audit committee financial expert, as currently defined under the SEC rules. Mr. Timbie also satisfies the financial sophistication requirements of NYSE Arca. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

The compensation committee of our board of directors reviews and recommends to our board of directors the compensation and benefits for all of our executive officers, administers our stock plans, and establishes and reviews general policies relating to compensation and benefits for our employees. The compensation committee currently consists of Messrs. Blevins and Plain and Dr. Makower. Messrs Blevins and Plain will be independent, within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. Mr. Blevins is the chairperson of our compensation committee. Dr. Makower is currently not considered to be independent and our board has determined to keep Dr. Makower on the compensation committee in reliance on applicable NYSE Arca and NASDAQ rules based on his qualifications and experience. We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, the SEC, NYSE Arca and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Governance Committee

The nominating and governance committee of our board of directors is responsible for:

•	reviewing the appropriate size, function and needs of the board of directors;

•	developing the board’s policy regarding tenure and retirement of directors;

•	establishing criteria for evaluating and selecting new members of the board, subject to board approval thereof;

•	identifying and recommending to the board for approval of individuals qualified to become members of the board of directors, consistent with criteria established by the committee and by the board;

•	overseeing the evaluation of the board; and

•	monitoring and making recommendations to the board on matters relating to corporate governance.

The nominating and governance committee currently consists of Messrs. Croce and Nehra and Dr. Jaffe. Mr. Croce and Dr. Jaffe will be independent within the meaning of applicable SEC, NYSE Arca and NASDAQ rules, upon completion of this offering. Mr. Croce is the chairperson of our nominating and governance committee. Mr. Nehra is currently not considered to be independent and our board has determined to keep Mr. Nehra on the nominating and governance committee in reliance on applicable NYSE Arca and NASDAQ rules based on his qualifications. We intend to comply with future requirements to the extent they become applicable to us.

Code of Business Conduct and Ethics

We are committed to maintaining the highest standards of business conduct and ethics. We have adopted a Code of Business Conduct and Ethics, or the Ethics Code, for our directors, officers (including our principal executive officer and principal financial officer) and employees. The Ethics Code reflects our values and the business practices and principles of behavior that support this commitment. We expect all directors, as well as officers and employees, to act ethically at all times. The Ethics Code is intended to satisfy SEC rules for a “code of ethics” required by Section 406 of the Sarbanes-Oxley Act of 2002, as well as the requirement for a “code of conduct” under NYSE Arca or NASDAQ listing standards, as applicable. The Ethics Code is available on our website at www.acclarent.com. We will post any amendment to the Ethics Code, as well as any waivers that are required to be disclosed by the rules of the SEC, or NYSE Arca or NASDAQ, as applicable, on our website.

Board of Directors and Compensation Committee Interlocks and Insider Participation

With the exception of Joshua Makower, M.D., who served as our President and Chief Executive Officer from June 2004 to November 2004, none of the members of our compensation committee has at any time been an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our bylaws, we are also empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have procured and intend to maintain a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

We plan to enter into indemnification agreements with our officers and directors. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual or threatened litigation or proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

In addition, our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation

This Compensation Discussion and Analysis provides information regarding the compensation paid to the Chief Executive Officer, Chief Financial Officer, and three other executive officers who were our most highly compensated executives. During 2007, these individuals were:

•	William M. Facteau, President and Chief Executive Officer;

•	George A. Harter, Jr., Chief Financial Officer;

•	Greg S. Garfield, Chief Operating Officer and General Counsel;

•	Karen M. Long, Vice President of Marketing; and

•	André K. Cheng, M.D., Ph.D. Medical Director and Vice President of Medical Affairs and Reimbursement.

These executives were our named executive officers for 2007. Ms. Long joined us in March 2007 and Dr. Cheng joined us in April 2007.

Objectives of Our Executive Compensation Program

Our executive compensation program is shaped by the competitive market for executives in the medical device industry and at other public and private life science companies. We believe that our executive compensation should be competitive with the organizations with which we compete for talent. As such, we have designed our executive compensation program to achieve the following objectives:

•	attract, engage, and retain talented and highly experienced executives in the competitive and dynamic medical device industry;

•	motivate and reward executives whose knowledge, skills, and performance contribute to our success;

•

foster a goal-oriented management team whose participants have a clear understanding of our business strategy and shared corporate values by linking incentive award opportunities to the achievement of company-wide short-term and long-term objectives;

•	be affordable within the parameters of our annual operating plan; and

•	be fairly and equitably administered.

Historically, we have emphasized equity compensation over cash compensation, because we have focused our cash resources on the development and commercialization of our products. This approach has allowed us to attract and retain highly talented and experienced executives and, with our relatively large equity weighting, is intended to reward our executives when we achieve our corporate objectives and generate stockholder returns. At the same time, if our corporate objectives are not achieved, a significant portion of the compensation for our key executives is at risk. In this way, our executive compensation program is directly aligned with the interests of our stockholders.

How We Determine Compensation

The Competitive Marketplace

The market for experienced executives is highly competitive in the medical device industry. Since our inception in June 2004, we have sought to recruit highly-qualified and experienced executives to fill our senior management positions. In doing so, we have drawn upon a talent pool that is highly sought after by both large established medical device companies and by other medical device companies in development or early stage phases. The competition for management, commercial, and technical skills is intense across our sector and we expect it to remain so for the foreseeable future. Consequently, we have had to pay competitive base salaries in order to satisfy the day-to-day financial requirements of our executive candidates. We also have had to offer our executive candidates significant equity compensation to induce them to join us.

Prior to the first day of employment, we set the terms and conditions of our executives’ base salary, initial long-term incentive compensation award, and their eligibility to participate in our annual cash incentive plan. Generally, these terms are negotiated on our behalf by our Chief Executive Officer in consultation with either the compensation committee or the board of directors. Thereafter, base salary adjustments, target annual incentive compensation opportunities, and subsequent long-term incentive compensation awards are determined by the compensation committee as described below, subject to the board’s review and approval. The compensation committee is responsible for evaluating and administering our executive compensation program and practices to ensure that it properly motivates and provides incentives for our executives and appropriately drives corporate performance while remaining competitive.

Ongoing Compensation Decisions

Generally, the compensation committee works with our Chief Executive Officer to ensure that our executives are compensated in accordance with our compensation objectives and policies. In each of the last two years, during the last quarter of the year and first quarter of the following year, our Chief Executive Officer has recommended the annual incentive compensation payments, other than with respect to his own compensation, and the stock option grants for each of our executives to the compensation committee for its consideration. He also has played a key role in recommending the performance targets for the upcoming year for use under our annual incentive plan. The compensation committee discusses the recommendations with our Chief Executive Officer and then makes its decision, in its sole discretion. After the compensation committee has finalized its decisions, they are submitted to our board of directors for its consideration and approval.

The compensation committee generally meets during the last quarter of the year to evaluate the performance of our executives, including our Chief Executive Officer, to discuss his recommendations for our executives’ compensation, and then to make its decisions, which are submitted to our board of directors for their review and approval. After these decisions are made with respect to the ending year’s compensation, the compensation committee reviews and approves the design and the performance goals for the next year’s cash incentive plan.

Compensation Consultant

Prior to 2008, the compensation committee had not engaged an executive compensation consultant to assist it in developing our compensation policies or in making compensation decisions. In February 2008, we retained Compensia as our compensation consultant to conduct market research and analysis on our executives’ compensation, to assist in developing appropriate equity compensation guidelines, and to conduct market research and analysis on compensation for our board of directors. Compensia did not provide any services to us with respect to our 2007 compensation decisions.

Use of Market Data

Historically, we have used market data to understand the market range for base salary and equity ownership. For 2007, we reviewed market data from the Top Five Data Services’ 2007 Pre-IPO Executive Compensation Survey for Life Science Companies, or the 2007 Top Five Survey, and we also reviewed data from S-1 filings for a peer group of ten publicly traded medical device companies or the 2007 peer group, with similar characteristics to us which we refer to as the 2007 peer group. We determined these companies to be comparable because they had a disposable product, were engaged in new market development, their products had clinical training requirements, and they had a direct sales model and high revenue growth potential. Prior to 2007, we had also reviewed other survey information, including survey information from our venture capital investors and other board members to assist in our understanding of the competitive market for salary and equity compensation.

With respect to the initial hire of an executive, our Chief Executive Officer, the compensation committee and our board of directors review the market data to understand the competitive range of salaries for the position. Because we hire many of our executives from larger organizations where they have significantly higher total target cash compensation, our Chief Executive Officer, our compensation committee and our board of directors finds it useful to understand the market range in order to determine whether it is appropriate to match the executive’s then current base salary. While we do not specifically target the base salary for the initial hire at a specific percentile of the market data, we may consider not matching the candidate’s then current base salary if it is above the 75th percentile of the survey data.

With respect to the base salaries of continuing executives, in 2007, we did not review market data for determining adjustments for the executives other than our Chief Executive Officer. For our Chief Executive Officer, our compensation committee reviewed the Top Five Survey data to understand the market range, but did not target a specific percentile of the market for him. Rather the data served simply as a reference point for the compensation committee, which exercised its judgment to determine his salary.

With respect to the determination of stock option grants in 2007, we targeted the aggregate equity ownership for each executive at the 50th percentile of the 2007 Top Five Survey data for late stage pre-IPO companies as a goal for total equity for each of our executives. In addition, we validated the Top Five Survey data with data on equity ownership from the 2007 peer group. The private company market data provides information on aggregate ownership for executives rather than the annual value of equity compensation granted to executives and the size of the annual grants cannot be measured against the market. Although we target the 50th percentile for the equity holdings of our named executive officers, their actual holdings generally fall somewhat below the 50th percentile of the survey data due to our financings and other increases in our fully diluted capitalization.

In anticipation of our initial public offering, the compensation committee commissioned Compensia to identify an appropriate group of publicly-traded peer companies in the medical device industry and to gather information about their executive compensation policies and practices to benchmark compensation for 2008. The compensation data from this 2008 peer group along with the 2007 Top Five Survey data was used to benchmark the base salary and total cash compensation of our executives, including our named executive officers. Based on this analysis, the base salary and total target cash compensation of our Chief Executive Officer was at approximately the 25th percentile; the base salary of our Chief Operating Officer was at approximately the 35 th percentile and his total target cash compensation was at approximately the 20th percentile; the base salary of our Chief Financial Officer was at approximately the 20th percentile and his total target cash compensation was at approximately the 15th percentile; the base salary of our Vice President of Marketing was at approximately the 25th percentile and her total target cash compensation was at approximately the 20th percentile; and the base salary of our Medical Director and Vice President of Medical Affairs was at approximately the 35th percentile and his total target cash compensation was at approximately the 20th percentile.

Based on a review of Compensia’s report, in March 2008 the compensation committee raised the base salaries of our Chief Financial Officer, our Vice President of Marketing and our Medical Director and Vice President of Medical Affairs, so that our Chief Financial Officer’s base salary is at approximately the 23rd percentile and his total target cash compensation is at approximately the 18th percentile; our Vice President of Marketing’s base salary is at approximately the 50th percentile and her total target cash compensation is at approximately the 23rd percentile; and our Medical Director and Vice President of Medical Affairs’ base salary is at approximately the 40th percentile and his total target cash compensation is at approximately the 22nd percentile.

The companies in the 2007 peer group reviewed for determining 2007 compensation were Conor Medsystems, FoxHollow Technologies, Hansen Medical, Insulet, Intuitive Surgical, Kyphon, Northstar Neuroscience, Novacept, Volcano and XTENT. The companies that participated in the 2007 Top Five Survey are AccessClosure, Active Implants, Archus Orthopedics, Asthmatx, CardioMind, Cardiva Medical, Celleration, CHF Solutions, Cierra, Clarity, Concentric Medical, Dfine, Evalve, IDEV Technologies, Inogen, Intact Medical, InterCure, Interlace Medical, Intrapace, Nellix Endovascular, NeuroVista, Novare Surgical Systems, Omnisonics Medical Technologies, Polymer Technology Systems, Prescient Medical, Rubicor Medical, Satiety, SpinalMotion and Transoma Medical.

The peer group for 2008 was developed by Compensia in coordination with management for Compensia’s 2008 executive compensation and board of directors’ compensation assessment. The peer group companies were selected on the basis of industry, revenue, income, total number of employees, and other relevant criteria and the 2008 peer group companies were:

•	ABIOMED

•	AtriCure

•	Atrion

•	Biolase Technology

•	Conceptus

•	DexCom

•	Endologix

•	Hansen Medical

•	Insulet

•	IRIDEX

•	Micrus Endovascular

•	Northstar Neuroscience

•	Orthovita

•	STAAR Surgical

•	Thermage

•	Vascular Solutions

•	VNUS Medical Technologies

•	XTENT

Compensation Components

Executive compensation consists of the following:

•	base salary;

•	annual incentive compensation, in the form of cash bonuses;

•	long-term incentive compensation, in the form of stock option awards; and

•	employee benefits.

In addition, all of our employees, including our named executive officers, may receive stock option vesting acceleration upon certain terminations following a change of control or if their awards are not assumed by an acquirer. Our executives also may receive cash severance and continuation of health benefits upon certain qualifying terminations after a change of control as discussed in further detail below.

We have chosen to build our executive compensation program around each of these elements because each individual component is useful in achieving one or more of the program’s objectives. We use short-term compensation components, such as base salary and annual incentive compensation opportunities, and long-term compensation components, such as stock options, to provide an overall compensation structure that is designed to attract and retain key executives as well as provide incentive for the achievement of short-term and long-term corporate objectives.

These compensation elements are discussed below. After our initial public offering, we expect the compensation committee will review our executive compensation program to ensure that it continues to meet our objectives and to be competitive in the market for top executive talent.

Mix and Weighting of Elements

Following our formation, our board of directors determined that the compensation of our executives should emphasize equity compensation, represented by stock options, over cash compensation. This reflected our status as a development-stage company with little revenue and negative cash flow and the desire of our board of directors to heavily weight the compensation of our executive toward long-term incentive compensation. In addition, our board of directors and our compensation committee believe that, as is common with private venture-backed companies in the medical device industry, equity-based compensation in the form of stock options is the primary compensation-related motivator in attracting and retaining employees and that base salary and bonus levels are secondary considerations to many employees. However, the board of directors did not determine a specific percentage split between cash and equity compensation. After the creation of the compensation committee in April 2005, it has periodically reviewed and affirmed this philosophy.

For 2007, the Committee determined each element of the compensation mix individually and did not formally evaluate the compensation mix between short-term and long-term compensation or between cash and non-cash compensation. However, based on the structure of our compensation system, with small increases in base salary, a modest cash incentive program and a significant annual stock option grant, our pay mix in 2007 continued to be heavily weighted toward stock options.

Base Salary

Historically, we have used base salaries to provide our executives with a consistent level of regular income. Base salary will typically be used to recognize the experience, skills, knowledge, and responsibilities required of each executive, as well as competitive market conditions. For 2007, a base salary adjustment for our Chief Executive Officer was made by the compensation committee at the beginning of the year and base salary adjustments for the other executives were determined at the beginning of the year, but were effective on the anniversary of the executive’s hire date.

The compensation committee annually reviews the base salary of our Chief Executive Officer and may, at its discretion, recommend to our board of directors to increase his base salary. For 2007, our Chief Executive Officer adjusted the base salaries of our other executives based on a budgeted amount approved by our board of directors. In addition, our executives’ base salaries may be adjusted at other times if a change in the scope of the executive’s responsibilities justifies such consideration or, in limited circumstances, to maintain a competitive salary or maintain internal equity. Such adjustments are recommended by our Chief Executive Officer and approved by the compensation committee and/or our board of directors.

In establishing the 2007 base salary for our Chief Executive Officer, the compensation committee took into account a number of factors, including:

•	his qualifications, experience, and industry knowledge;

•	the quality and effectiveness of his leadership;

•	the scope of his responsibilities and future potential;

•	his past performance;

•	our overall financial position; and

•	internal pay equity.

In addition, the compensation committee considered its compensation philosophy, which emphasizes stock option compensation over cash compensation. The compensation committee did not apply any specific weighting to these factors. For 2007, the compensation committee recommended, and our board of directors approved, an increase to the base salary of our Chief Executive Officer of 6%. The compensation committee based its recommendation on the factors described above. See “—Use of Market Data.”

Our board of directors provided our Chief Executive Officer with a budget of 4% of the executives’ total base salaries to allocate among the executive for raises in connection with its approval of our annual budget. After considering the same factors as those used by the compensation committee and described above, our Chief Executive Officer raised the salaries of our executive officers who were employed at the beginning of 2007 by up to 4%, because he determined that our executive officers and specifically the named executive officers performed at a high level and within the budgeted constraints. It was therefore appropriate to provide them all with the same increase.

For Ms. Long and Dr. Cheng, the named executive officers hired in 2007, we considered their base salary at their prior employer and any unique personal circumstances that motivated the executive to leave that prior position and join the company. In addition, we considered the competitive market for corresponding positions within the life science industry and comparable geographic areas. Ms. Long received a starting base salary of $215,000, and Dr. Cheng received a starting base salary of $225,000.

At the beginning of the year 2008, the compensation committee recommended, and our board of directors approved, an increase to the base salary of our Chief Executive Officer of approximately 7%. The compensation committee based its recommendation on the factors described above. In addition, the compensation committee raised the base salary of our Chief Operating Officer by approximately 14%, in connection with his promotion to the position of Chief Operating Officer. The other named executive officers received base salary increases from the compensation committee as described above. See “—Use of Market Data.”

Following completion of our initial public offering, we expect that we will transition to a focal review process where all adjustments to base salary for our named executive officers will be effective as of the beginning of the year. We also expect that we will make adjustments to our executives’ base salaries to ensure that our executives are competitively compensated in comparison with the market for executives at publicly traded medical device companies, which generally pay a higher base salary than privately held medical device companies.

Annual Incentive Compensation

Annual incentive compensation for our executives is based on the achievement of pre-established corporate and personal objectives for the year and is paid in cash. These awards are generally paid in January of each year based on the prior year’s performance. All of our employees, including all of our named executive officers other than our Chief Executive Officer, and some of our sales executives, participate in our annual incentive plan, or the Company Annual Incentive Plan. Our Chief Executive Officer participates in a separate annual incentive plan, the CEO Annual Incentive Plan.

Under our Company Annual Incentive Plan, all employees have a target award of either 6% or 8% of their base salary, with the executive team generally and all of the named executive officers having an 8% target. These targets were established by our board of directors when they initially adopted the Company

Annual Incentive Plan in December 2005 for our 2006 year and have not been changed since adoption. The percentages were determined by our board of directors based on their subjective judgment as to the appropriate weighting of cash incentives relative to the total compensation for employees of a privately held development-stage medical device company.

For 2007, there were two hurdles to the payment of awards under the Company Annual Incentive Plan. First, our revenue had to meet a threshold level before the Company Annual Incentive Plan would be funded. Second, corporate and personal performance objectives had to be achieved. Once we met at least the threshold revenue target and the bonus pool was funded, the corporate and personal goals would have only caused a negative adjustment to the target award if they had not been fully achieved.

For 2007, revenue at the threshold level would result in funding at 50% of the target award, revenue at the target level would result in funding at the target award (i.e., the 6% or 8% target for each participating employee), revenue at the superior level would result in funding at 125% of the target award and revenue between these levels would result in funding of the award at a percentage determined on a straight line basis from the performance levels. In 2007, we achieved revenue of approximately $22.2 million, which was between the threshold and target levels and resulted in funding the bonus pool at 75% of the target level.

After the size of the bonus pool was determined, payments to individual participants were determined based on achievement of the corporate and personal performance goals with the payouts weighted 50% for the achievement of the corporate performance goals and 50% for the achievement of the personal performance goals.

For 2007, the corporate performance goals were developed by management, reviewed by the compensation committee and approved by the full board of directors in the last quarter of 2006. The 2007 corporate performance goals consisted of achieving the following: a revenue target, physician training milestones, research and development milestones and clinical study milestones each weighted as set forth in the data below. The aggregate payment based on the corporate goals was determined by the weighted sum of the compensation committee’s assessment of the achievement of each corporate performance goal. The corporate performance goals are the same for all participants in the Corporate Annual Incentive Plan.

In November 2007, the compensation committee determined that the corporate goals were achieved at 83.2% of the target level. This meant that for the corporate portion of the bonus, which would pay at a target amount of 4% of base salary for the executive team, the actual amount paid was paid at 2.496% of base salary, because the pool was funded at 75% of target and the corporate goals were 83.2% achieved.

Company Annual Incentive Target Weighting and Achievement

Goal	Weighting (a)	Percent achieved (b)	Actual weighting (a x b)
Revenue	50%	76.7%	38.35%
Physician Training	20%	100%	20%
R&D Milestones	15%	73.33%	11%
Clinical Study Milestones	15%	92.67%	13.9%
Totals	100%	NA	83.2%

The personal goals for the executive team generally consist of between four to six goals determined by each employee in consultation with our Chief Executive Officer. Each personal goal is assigned its own weighting, with the weighting determined by our Chief Executive Officer based on his judgment of the importance of each personal goal. Personal goals are primarily qualitative in nature and focus on successful performance of each executive’s particular duties and responsibilities and the accomplishment of milestones and projects for which the executive is responsible. Personal goals for the named executive officers participating in the Company Annual Incentive Plan were as follows:

•

For our Chief Operating Officer, personal goals were keeping within our annual budget, meeting our target physician training goals, obtaining support for revised reimbursement codes, successfully executing any strategic transactions and meeting or exceeding target patent filings.

•

For our Chief Financial Officer, personal goals were the accurate and timely completion of our financial reporting, the successful completion of our year end audit, the successful close of the Series C financing and significant progress on Sarbanes-Oxley preparedness for becoming a publicly traded company.

•

For our Vice President of Marketing, personal goals were the successful launch of four products by the third quarter of 2007, the successful planning and execution of the Sinus Forum, the successful planning and execution of a direct marketing pilot, the development and maintenance of a quality customer services department, the development and implementation of new branding/positioning and messaging for certain customers and the development of a high caliber marketing organization.

•

For our Medical Director and Vice President of Medical Affairs and Reimbursement, personal goals were cultivating additional positive physician relations, meaningfully helping with manuscript submissions, designing and initiating necessary product studies, conducting a retrospective cost study, designing and initiating cost-effectiveness studies and assisting in the development of sales tools.

For 2007, our Chief Operating Officer achieved 95% of his personal goals; our Chief Financial Officer achieved 93.8% of his personal goals; our Vice President of Marketing achieved 91% of her personal goals; and our Medical Director and Vice President of Medical Affairs achieved 93.6% of his personal goals. This meant that for the 3% of base salary allocated to the achievement of each executive’s personal goals (75% of the 4% target), our Chief Operating Officer received a payment of 2.85% of base salary; our Chief Financial Officer received a payment of 2.81% of base salary; Vice President of Marketing received a payment of 2.73% of base salary; and our Medical Director and Vice President of Medical Affairs received a payment of 2.81% of base salary.

For 2007, our Chief Executive Officer had a target bonus of 25% of his base salary that he could earn upon achievement of five performance goals. This target bonus percentage was determined by the compensation committee based on each committee member’s experience with compensation arrangements at venture-backed companies, our financial condition and stage of development, the compensation committee’s determination of the critical role he plays within the company and the market range from the Top Five Survey data for total target cash compensation. These goals consisted of a revenue target, a net income/loss target, achievement of corporate financing objectives, preparation for the initial public offering, and leadership performance. The compensation committee determined and the board agreed that these performance goals were achieved at 90% of the target level, which resulted in our Chief Executive Officer earning a bonus of $71,550.

Chief Executive Officer Annual Incentive Target Weighting and Achievement

Goal	Weighting (a)	Percent achieved (b)	Actual weighting (a x b)
Revenue	33%	85%	28%
Net Income/Loss	17%	85%	14.5%
Financing	15%	100%	15%
IPO Preparation	15%	100%	15%
Leadership	20%	87.4%	17.5%
Totals	100%	NA	90%

The target levels of performance, which we have not disclosed to avoid competitive harm, were set at levels that the compensation committee believed were difficult to achieve in the aggregate. More specifically, the compensation committee believed that achievement of the corporate goals under both plans at the threshold level was attainable, achievement at the target level would be difficult to attain and achievement at a superior level would require extraordinary performance. Because our actual performance is inherently uncertain, we are unable to more precisely quantify the probability that target performance (or other levels of performance) would be achieved. For 2006 and 2007 under the Company Annual Incentive Plan, the funding revenue goal has been achieved between the threshold and target levels and neither the corporate goals nor the personal goals were fully achieved, which decreased the incentive payouts.

For 2008, the structure of the Company Annual Incentive Plan and the CEO Annual Incentive Plan generally will remain the same, including the target award percentages. However, in 2008, the pool funding for the Company Annual Incentive Plan will be determined on a discretionary basis by the compensation committee at the end of the year rather than being based on a targeted level of revenue. At this time, the compensation committee has not made any decision to revise the structure of the Company Annual Incentive Plan and the CEO Annual Incentive Plan following the completion of our initial public offering. However, individual bonus payout targets for the executives, including the named executive officers, may be re-evaluated and revised to ensure that they are competitive with market in 2009, after our initial public offering, to further strengthen the relationship between pay and performance.

Long-Term Incentive Compensation

We believe that strong company performance is best achieved with a corporate culture that encourages long-term performance by our executives through the use of equity-based awards. Our long-term incentive compensation program has been designed to provide our employees, including our executives, with incentives to help align their interests with the interests of our stockholders. Long-term incentive compensation awards also provide our executives with the incentive to continue their employment with us for longer periods of time, which in turn, has provided us with greater stability during our development stage. These awards are also less costly to us in the short-term than cash compensation and have provided the principal method for our executives to acquire equity in the company.

Historically, we have used stock options as the exclusive form of long-term incentive compensation for our executives. The compensation committee believes that stock options encourage our executives to manage our business from the perspective of a stockholder with an equity stake in us. If the value of our common stock increases over time, the value of the equity awards granted to each of the executives increases, providing a strong incentive for our executives to enhance stockholder value.

Typically, the compensation committee has granted a stock option award to each of our executives when he or she has joined us, and has made awards of additional stock options annually. The size and terms of the initial stock option grant made to each executive upon joining us are primarily based on competitive conditions applicable to the executive’s specific position. In addition, the compensation committee considers the number of stock options held by other executives in comparable positions within the company, as well as the market range for equity compensation deemed necessary to hire the executive, the then current value of our common stock and our emphasis in limiting cash compensation in favor of additional equity compensation.

The stock options have an exercise price that is at least equal to the fair market value of our common stock on the grant date, as determined by our board of directors after taking into account a wide variety of factors, including the pricing of our most recently-completed convertible preferred stock financing, market comparables within the medical device industry and company performance. These options are generally subject to four year service-based vesting schedules, which make them an important retention tool for our executives. All options we have granted may be exercised immediately at grant and prior to their vesting, but the stock issued upon exercise of the unvested portion of the option will be subject to a right of repurchase on our behalf. This is often referred to as early exercise provision. Our board of directors and compensation committee structured the stock options in this early exercise provision in order to provide the optionholders the opportunity to receive favorable tax treatment, because options exercised at grant, even if unvested, may start their capital gains holding period. Currently, long term capital gains are taxed at 15%. Our board of directors and compensation committee believed that the ability to early exercise the options provided the optionholders with a valuable benefit with minimal costs to us and would increase the motivation and the long-term focus of those optionholders who exercised their options early and became our stockholders.

We granted our Vice President of Marketing, and our Medical Director and Vice President of Medical Affairs, the two named executive officers we hired in 2007, stock options to purchase 300,000 and 275,000 shares of our common stock, respectively, as part of their initial compensation arrangements. In determining these amounts, we considered the median grant size for these positions in the Top Five survey data, our risk profile, the position criticality, and the executive’s skill set. In addition, the final grant size was influenced by the negotiations with the executive prior to their joining us.

For the years 2006, 2007 and 2008, the compensation committee has made annual stock option grants to our current employees, including our executives, to reward individual and corporate performance, and to provide retention incentives. The compensation committee also has made grants to reflect executive promotions and other special recognition situations.

During 2007, we granted stock options to all of our named executive officers. Our Chief Executive Officer with the assistance of our Chief Financial Officer provided initial recommendations for stock option grants for the executive team, including the named executive officers, to the compensation committee. These recommendations were based on targeting total equity ownership for the executive team at approximately the 50th percentile as determined from the Top Five Survey data for companies having raised funds in later stage convertible preferred stock financings. To the extent this initial target grant amount was significant, it was divided into a multi-year goal, so that the executive would have the chance to receive grants to provide him with the targeted equity ownership over a two-to-four year period. The annual grant amount was then further adjusted to take into account our Chief Executive Officer’s judgment of each executive’s individual performance as well as the executive’s time with us, internal equity considerations and retention concerns. The compensation committee evaluated our Chief Executive Officer’s recommendation and revised it as the compensation committee determined necessary based on its judgment of the performance of each executive, internal equity considerations and any retention concerns. The compensation committee’s decisions on the option grants for each member of the executive team were reviewed and approved by our board of directors.

Using a similar procedure to 2007, for 2008, the compensation committee made options grants to our executives and employees. However, unlike 2007, the option grants were made in the first quarter of 2008 to further incent our executives and employees to reach our corporate objectives and complete our initial public offering. The compensation committee may consider an additional option grant at the end of 2008 to reward employees for their 2008 performance.

Following completion of this offering, we expect to redesign our equity compensation program to address the public company practices for determining annual equity grants, which are based on annual value of the grants rather than total ownership.

Other Benefits

Welfare Benefits.    We maintain an array of benefit programs to meet the healthcare and welfare needs of our employees and their families, including medical and prescription drug coverage, dental and vision programs, short-term disability insurance, long-term disability insurance, and group life insurance, as well as customary paid time off, and other similar policies. We also maintain a tax-qualified

Section 401(k) plan for our employees. Our executives are eligible to participate in these programs on the same basis as our other employees. The compensation committee believes these health and welfare benefits are reasonable and consistent with our overall compensation philosophy and necessary to ensure that we are able to maintain a competitive position in terms of attracting and retaining key executives and other employees. Following the completion of our initial public offering, we intend to maintain our current benefits programs.

Perquisites.    The compensation committee has not found it necessary for the attraction or retention of our executives to provide them with perquisites or other personal benefits except as described in the preceding paragraph. In the future, the compensation committee, in its discretion, may revise, amend or add to any executive’s benefits and perquisites as it deems appropriate.

Retirement Benefits.    Other than the tax-qualified Section 401(k) plan described below, we do not currently maintain, nor do we have plans to provide, pension arrangements, retirement plans, or nonqualified deferred compensation plans for our employees or executives. We will continue to maintain a tax-qualified Section 401(k) plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under this plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are fully vested at all times. The plan allows for matching contributions to be made by us. Although no matching contributions have been made by us to date, the compensation committee intends to review competitive practices in this area periodically. As a tax-qualified retirement plan, contributions to our Section 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the plan and all contributions are deductible by us when made.

Change of Control Arrangements.    In March 2008, we adopted change of control severance arrangements with our executives to retain and motivate them and to minimize distraction created by uncertain job security surrounding potential corporate transactions that may be beneficial to our stockholders. Our compensation committee approved these arrangements in light of its member’s experience with executive employment terminations and corporate acquisition transactions. In setting the terms of and determining whether to approve such arrangements, our compensation committee recognized that executives often face challenges securing new employment following termination of employment. The severance payments and benefits are typically composed of cash payments and continued healthcare coverage for a limited period of time. The cash payments and benefits coverage correspond to the period of time that our compensation committee believes it would take the affected executive to obtain employment following their separation from us. See “—Potential Payments Following Termination and a Change of Control.”

In addition, our 2005 Stock Plan, 2008 Equity Incentive Plan and option agreements provide for accelerated vesting of equity awards to the extent they are not assumed by an acquirer in a change of control transaction or the employee is terminated without cause or the employee resigns with good reason within 12 months. This vesting acceleration is intended to provide each of our executives with the full benefit of their stock options awards and reward them for a successful outcome for the stockholders.

2007 Summary Compensation Table

The following table sets forth summary compensation information for the year ended December 31, 2007 for our named executive officers. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of 10% of their total annual compensation.

Summary Compensation Table

Name and Principal Position	Year	Salary(1)		Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Total
William M. Facteau	2007	$319,637		$84,266	$71,550	$475,453
President, Chief Executive Officer and Director

George A. Harter, Jr.	2007	196,708		12,984	10,445	220,137
Chief Financial Officer

Greg S. Garfield	2007	226,656		72,730	11,709	311,095
Chief Operating Officer and General Counsel

Karen M. Long	2007	173,469	(4)	103,108	9,066	285,643
Vice President of Marketing

André K. Cheng, M.D., Ph.D.	2007	166,875	(5)	90,984	8,861	266,720
Medical Director and Vice President of Medical Affairs and Reimbursement

(1)	Includes any amount of salary deferred under the 401(k) Plan otherwise payable in cash during the year.

(2)

Amounts represent the dollar amount of compensation expense recognized by us in 2007 related to grants of stock options in 2007 and prior years in accordance with SFAS 123R. See Note 9, “Stock Options,” to our financial statements included elsewhere in this prospectus, which describes the assumptions made in the valuation of our options under SFAS 123R, except that for purposes of the amounts shown, no forfeitures were assumed to take place.

(3)	Amounts reported on “Non-Equity Incentive Plan Compensation” represent amounts paid pursuant to cash incentive amounts earned under our annual incentive plans.

(4)	Ms. Long was hired on March 12, 2007 with an annualized base salary of $215,000.

(5)	Dr. Cheng was hired on April 4, 2007 with an annualized base salary of $225,000.

Grants of Plan-Based Awards in 2007

The following table lists option grants of plan-based awards made to our named executive officers in 2007 and the related grant date fair value of the option awards made to our named executive officers in 2007 in accordance with SFAS 123R.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(4)
		Target(2)	Maximum(3)
William M. Facteau	1/1/2007	$79,500	$99,375
	1/22/2007			227,090	$0.55	$76,904
	12/7/2007			247,500	2.00	678,519

George A. Harter, Jr.	1/1/2007	15,737	19,671
	1/22/2007			33,040	0.55	11,189
	12/7/2007			40,000	2.00	109,660

Greg S. Garfield	1/1/2007	18,132	22,666
	12/7/2007			60,000	2.00	164,490

Karen M. Long	1/1/2007	13,878	17,347
	4/4/2007			300,000	1.20	223,018
	12/7/2007			65,000	2.00	178,197

André K. Cheng, M.D., Ph.D.	1/1/2007	13,350	16,688
	4/4/2007			275,000	1.20	205,334
	12/7/2007			60,000	2.00	164,490

(1)

Payouts under our annual incentive plans are based upon achievement of a mixture of personal objectives and corporate goals following achievement of a target revenue goal for the company with payouts ranging from 0% to 125% of the target amount if the company revenue goal was exceeded as further defined in the CD&A.

(2)	Mr. Facteau’s cash incentive target was 25% of his base salary. All other named executive officers had cash incentive targets set at 8% of their respective base salaries.

(3)	Maximum levels were established at 125% of each individual’s target incentive amount.

(4)

The dollar value of the options shown represents the grant date fair value based on the Black-Scholes model of option valuation to determine grant date fair value, as prescribed under SFAS No. 123R. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model. See Note 9, “Stock Options,” to our financial statements included elsewhere in this prospectus, which describes the assumptions made in the valuation of our options under SFAS 123R, except that for purposes of the amounts shown, no forfeitures were assumed to take place.

In 2007, we granted options to purchase an aggregate of 3,938,318 shares of our common stock to our employees, directors and consultants, all of which were granted under our 2005 Stock Plan. These options are fully exercisable upon the date of grant. For newly hired employees, 25% of the shares subject to each option vest at the end of the first year after the vesting commencement date, and the remaining shares subject to each option vest ratably on a monthly basis over a three-year period thereafter. Grants to existing employees vest ratably on a monthly basis over a four-year period. Options granted under our 2005 Stock Plan have a term of 10 years. All options may terminate before their expiration dates if the optionee’s status as an employee, director or consultant is terminated, or upon the optionee’s death or disability. For additional information on our employee benefit plans see “—Employee Benefit Plans.”

Equity Incentive Awards Outstanding as of December 31, 2007

The following table lists the outstanding equity incentive awards held by our named executive officers as of December 31, 2007.

Name	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options Exercisable(1)	Option Exercise Price	Option Expiration Date	Vesting Commence- ment date		Number of Shares or Units of Stock that have not Vested(2)	Market Value of Shares or Units of Stock that have not Vested(3)
William M. Facteau				1/28/05	(4)	250,253	905,916
				11/29/04	(4)	114,584	427,284
	249,480	$0.21	12/6/15	11/14/05	(4)
	275,000	0.21	12/6/15	12/6/05	(4)
	13,200	0.21	12/31/15	11/14/05	(4)
	227,090	0.55	1/22/17	1/22/07	(5)
	247,500	2.00	12/7/17	12/7/07	(5)

George A. Harter, Jr.				9/19/05	(4)	124,688	451,371
	160,000	0.21	12/6/15	12/6/05	(4)
	33,040	0.55	1/22/17	1/22/07	(5)
	40,000	2.00	12/7/17	12/7/07	(5)

Greg S. Garfield				10/25/06	(4)	233,750	822,800
	60,000	2.00	12/7/17	12/7/07	(5)

Karen M. Long	270,000	1.20	4/4/17	3/12/07	(4)	30,000	75,900
	65,000	2.00	12/7/17	12/7/07	(5)

André K. Cheng, M.D., Ph.D.				4/4/07	(4)	275,000	695,750
	60,000	2.00	12/7/17	12/7/07	(5)

(1)	All options held by our named executive officers may be early exercised and consequently there are no unexerciseable options.

(2)

The shares issued pursuant to these stock awards were issued pursuant to early exercise of stock options to purchase shares of our common stock. These shares are subject to our right of repurchase that lapses based upon the corresponding vesting schedule.

(3)

The market value of stock reported represents the number of unvested shares multiplied by the difference between the fair market value of $3.73 on December 31, 2007 and the exercise price of the specific option grants.

(4)	25% of the shares underlying this option vest on the one year anniversary of the vesting commencement date and 1/48th per month thereafter.

(5)	The shares underlying this option vest 1/48th per month following the vesting commencement date.

Aggregated Option Exercises in 2007 and Stock Vested

The following table sets forth information regarding each exercise of stock options and vesting of restricted stock during 2007 for each of our named executive officers on an aggregated basis as of December 31, 2007.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise	Value Realized upon Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
William M. Facteau	—	—	356,003	$
George A. Harter, Jr.	—	—	71,250
Greg S. Garfield	—	—	96,250
Karen M. Long	—	—	—
André K. Cheng, M.D., Ph.D.	—	—	—

(1)

The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise, which we have assured to be $[        ], the midpoint of the price range set forth on the cover page of this prospectus, and the actual aggregate exercise price of the option.

Employment Agreements

Employment with us is at will. Our executives do not have formal employment agreements with the company. Instead they all have simple offer letters providing for the initial terms of their compensation, that their employment with the company is “at-will” and the requirement that they sign confidentiality and non-solicit agreements with us. Our executives had an amendment to their offer letters to memorialize their change of control severance arrangements, the terms of which are described further below.

Potential Payments following Termination and a Change of Control

We have agreed to severance arrangements with our executives to retain and motivate them and to minimize distraction created by uncertain job security surrounding potential corporate transactions that may be beneficial to our stockholders. The compensation committee approved these arrangements in light of its members’ experience with executive employment terminations and corporate acquisition transactions. In setting the terms of and determining whether to approve such arrangements, the compensation committee recognized that executives often face challenges securing new employment following termination of employment. The severance payments and benefits are typically composed of cash payments and continued healthcare coverage for a limited period of time. The cash payments and benefits coverage correspond to the period of time that the compensation committee believes it would take the affected executive to obtain employment following their separation from the company. The accelerated vesting of equity awards is intended to provide each of our executives with the full benefit of their stock options awards and reward them for a successful outcome for the stockholders. The following summaries set forth potential payments payable to our executive officers upon termination of employment following a change of control of us under their current agreements with us. Our board of directors, upon review by our compensation committee, may amend or add benefits to these arrangements as it deems advisable.

Stock Option Agreements

In accordance with the standard terms and conditions provided in our stock option agreements granting options under our 2005 Stock Plan, each option granted to our executive officers becomes fully vested and exercisable in the event the executive officer is involuntary terminated without Cause or the executive officer terminates his or her relationship for Good Cause within 12 months following a Change of Control.

For the purpose of our stock option agreements, “Change of Control” means:

•

an acquisition of us by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation or stock transfer, but excluding any such transaction effected primarily for the purpose of changing our domicile), unless our stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity, provided that the sale by us of our securities for the purposes of raising additional funds will not constitute a Change of Control; and

•	a sale of all or substantially all of our assets.

For the purpose of our stock option agreements, “Cause” means:

•

(1) employee’s repeated failure to substantially perform his or her assigned duties or responsibilities after receiving 30 days written notice from our board of directors, which specifically sets forth the factual basis for the supervisor’s belief that the employee has not substantially performed his or her duties after having had the opportunity to address our board of directors, with counsel; (2) employee’s engaging in knowing and intentional illegal conduct that was or is materially injurious to us or our affiliates; (3) employee’s violation of a federal or state law or regulation applicable to our business which is reasonably likely to be injurious to us; (4) employee’s gross negligence or willful misconduct; (5) employee’s material breach of his or her stock option agreement or the terms of any confidentiality agreement or invention assignment agreement between the employee and us; or (6) employee being convicted of, or entering a plea of nolo contendere to, a felony or committing any act of moral turpitude, dishonesty or fraud against, or the misappropriation of material property belonging to us or our affiliates.

For the purpose of our stock option agreements, “Good Cause” and “Involuntary Termination” mean:

•

a termination resulting from an employee’s resignation within 30 days following the occurrence of any of the following events without employee’s written consent: (1) without the employee’s express written consent, the assignment to the employee of any duties or reduction of his or her duties, either of which results in a significant reduction of employee’s position or responsibilities relative to his or her duties or responsibilities in effect immediately prior to such reduction, or the removal of employee from his or her position and responsibilities; (2) without the employee’s express written consent, a substantial reduction, without good business reasons, of the facilities and material perquisites, including office space and location, available to the employee immediately prior to such reduction other than as part of a company-wide salary reduction; (3) a material reduction in the salary or bonus opportunity of the employee as in effect immediately prior to such reduction; (4) a material reduction by us, other than a company-wide reduction, in the kind or level of employee benefits to which the employee is entitled immediately prior to such reduction with the result that the employee’s overall benefits package is significantly reduced; (5) the relocation of the employee to a facility or a location more than 30 miles from the employee’s then present location, without the employee’s express written consent; (6) our failure to obtain the assumption of the applicable stock option agreement, by any successor; or (7) any material breach by us of any material provision of the applicable stock option agreement.

Severance Payments

In April 2008, each of Messrs. Facteau, Harter and Garfield have entered into change of control agreements with us under which each may receive certain benefits upon certain terminations of employment within 12 months following a change of control, provided that each such officer has provided us with an executed release of claims acceptable to us and subject to non-solicitation and non-competition for a period of 12 months. If such officer’s employment is terminated without Cause or if the officer resigns for Good Reason in connection with a change of control, we will pay him continuing payments of severance pay equal to his base salary in effect either immediately prior to the change of control or at the time of his employment termination, whichever is higher, for a period of 12 months.

Except for Messrs. Facteau, Harter and Garfield, each of our employees, generally at the level of vice president or above, have entered into change of control agreements with us under which each may receive certain benefits upon certain terminations of employment within 12 months following a change of control, provided that each such employee has provided us with an executed release of claims acceptable to us and subject to non-solicitation and non-competition for a period of six months. If such employee’s employment is terminated without Cause or if the employee resigns for Good Reason in connection with a change of control, we will pay him or her continuing payments of severance pay equal to his or her base salary in effect either immediately prior to the change of control or at the time of the employee’s employment termination, whichever is higher, for a period of six months.

Based on fair market value of $            , the midpoint of the range on the front cover of this prospectus, after deducting the underwriting discount and commissions and offering expenses payable to us, we estimate the value of salary severance and the value of the acceleration of options and shares held by each of our named executive officers to be as follows:

Name	Salary Severance	Equity Acceleration(1)	Other Compensation(2)	Total Value
William M. Facteau	$340,000		$16,953
George A. Harter, Jr.	225,000		16,953
Greg S. Garfield	265,000		16,953
Karen M. Long	117,500		2,834
André K. Cheng, M.D., Ph.D.	117,000		8,476

(1)

The value of the equity is calculated by multiplying the unvested options as of December 31, 2007 by the difference between the initial public offering price of $             (the midpoint of the range on the front cover of this prospectus) and the exercise price of the options. Represents the value of equity acceleration in the event the individual is terminated pursuant to “double trigger” change of control provisions as defined further in the CD&A section of the prospectus.

(2)	Consists of medical, dental and vision benefits.

With respect to all such covered employees including Messrs. Facteau, Harter and Garfield, in the event any payment to such employee is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, as a result of a payment being classified as a parachute payment under Section 280G of the Internal Revenue Code, the employee will be entitled to receive such payment as would entitle him or her to receive the greatest after-tax benefit, even if it means us paying the employee a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Internal Revenue Code.

For the purpose of our change of control agreements, “Change of Control” means:

•

a change in our ownership which occurs on the date that any one person, or more than one person acting as a group, or “Person,” acquires ownership of our stock that, together with the stock held by such Person, constitutes more than 50% of the total voting power of our stock; provided, however, that the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of our stock will not be considered a Change of Control; or

•

a change in our effective control which occurs on the date that a majority of members of our board of directors is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of the appointment or election. However, if any Person is considered to be in effective control of us, the acquisition of additional control of us by the same Person will not be considered a Change of Control; or

•

a change in the ownership of a substantial portion of our assets which occurs on the date that any Person acquires, or has acquired during the 12 month period ending on the date of the most recent acquisition by such person or persons, our assets that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions; provided, however, that the following will not constitute a change in the ownership of a substantial portion of our assets: (A) a transfer to an entity that is controlled by our stockholders immediately after the transfer, or (B) a transfer of assets by us to: (1) a stockholder of us, immediately before the asset transfer, in exchange for or with respect to our stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by us, (3) a Person that owns, directly or indirectly, 50% or more of the total value or voting power of all of our outstanding stock, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (B)(3). Gross fair market value means the value of our assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

•

For purposes of this definition of Change of Control, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with us.

For the purpose of our change of control agreements, “Cause” means:

•

employee’s repeated failure to substantially perform his assigned duties or responsibilities after receiving 30 days written notice from our board of directors, describing in reasonable detail employee’s failure to substantially perform his or her duties after having had the opportunity to address our board of directors, with counsel; (2) employee’s engaging in knowing and intentional illegal conduct that was or is materially injurious to us or our affiliates; (3) employee’s violation of a federal or state law or regulation applicable to our business which is reasonably likely to be injurious to us; (4) employee’s gross negligence or willful misconduct; (5) employee’s material breach of his or her change of control agreement or the terms of any confidentiality agreement or invention assignment agreement between the employee and us; or (6) employee being convicted of, or entering a plea of nolo contendere to, a felony or committing any act of moral turpitude, dishonesty or fraud against, or the misappropriation of material property belonging to us or our affiliates.

For the purpose of our change of control agreements, “Good Reason” means:

•

employee’s resignation within 30 days following the expiration of our cure period (discussed below) following the occurrence of one or more of the following, without the employee’s consent: (i) without the employee’s express written consent, the assignment to the employee of any duties or the reduction of the employee’s duties, either of which results in a significant reduction in his or her position or responsibilities with us in effect immediately prior to such assignment, or removal of the employee from such position and responsibilities; (ii) a material reduction by us in the employee’s annualized base pay as in effect immediately prior to such reduction; or (iii) the relocation of the employee’s principal place of performing his or her duties as our employee by more than 30 miles. In order for an event to qualify as Good Reason, the employee cannot terminate employment with us without first providing us with written notice of the acts or omissions constituting the grounds for Good Reason within 90 days of the initial existence of the grounds for Good Reason and a reasonable cure period of not less than 30 days following the date of such notice.

Employee Benefit Plans

2005 Stock Plan

Our 2005 Stock Plan was adopted by our board of directors in January 2005 and approved by our stockholders in January 2005. Our 2005 Stock Plan provides for the grant of incentive stock options,

within the meaning of Section 422 of the Code to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our 2005 Stock Plan. However, our 2005 Stock Plan, as amended February 5, 2008, will continue to govern the terms and conditions of outstanding awards granted thereunder.

We have reserved a total of 12,650,000 shares of our common stock for issuance pursuant to our 2005 Stock Plan. As of December 31, 2007, there were 4,890,508 options to purchase shares of common stock outstanding and 2,210,897 shares were available for future grant under this plan.

Our board of directors or a committee appointed by our board administers our 2005 Stock Plan. Under our 2005 Stock Plan, the administrator has the power to determine the terms of the awards, including the type of option, the number of shares subject to each such award, and the time or times at which awards will be granted.

With respect to all options, the exercise price must at least be equal to 100% of the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date, with respect to incentive stock options. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to disability, or in the event of death, the option will remain exercisable for six months or a longer period that the administrator determines. In all other cases, the option will generally remain exercisable for 30 days or a longer period that the administrator determines. However, an option generally may not be exercised later than the expiration of its term.

Our 2005 Stock Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Our 2005 Stock Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the awards will be, unless otherwise provided in any applicable option document, fully vested and exercisable, and if not exercised prior to the consummation of the transaction, shall terminate.

Our 2005 Stock Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our board of directors has the authority to amend or terminate the 2005 Stock Plan provided such action does not impair the rights of any participant. Certain amendments require shareholder approval.

2008 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2008 Equity Incentive Plan in June 2008 to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our directors and the employees and consultants of our company or any parent or subsidiary of the company and to promote the success of our business. The 2008 Equity Incentive Plan became effective upon its adoption by our board of directors, but no awards will be granted under this plan until after the completion of this offering. Our 2008 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to employees of the company and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our directors and to employees and consultants of the company and of certain of our parent and subsidiary corporations. All grants under the 2008 Equity Incentive Plan will be made pursuant to written award agreements.

Authorized Shares.    We have reserved shares of our common stock for issuance pursuant to the 2008 Equity Incentive Plan that are (a) any shares which have been reserved but not issued under our 2005 Stock Plan and are not subject to any awards granted thereunder, and (b) any shares subject to stock options or similar awards granted under the 2005 Stock Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2005 Stock Plan that are forfeited to or repurchased by the Company, with the maximum number of Shares to be added to the Plan pursuant to (a) and (b) above equal to 875,000 shares. The number of shares available for issuance under the 2008 Equity Incentive Plan will be annually increased on the first day of each of the years beginning in 2009, by an amount equal to the least of:

•	5% of the outstanding shares of our common stock as of the last day of our immediately preceding year;

•	6,000,000 shares; or

•	such other amount as our board of directors may determine.

Shares issued pursuant to awards under the 2008 Equity Incentive Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2008 Equity Incentive Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2008 Equity Incentive Plan.

Plan Administration.    The 2008 Equity Incentive Plan will be administered by our board of directors which, at its discretion or as legally required, may delegate such administration to our compensation committee or one or more additional committees. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m).

Subject to the provisions of our 2008 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award. The administrator also has the authority, subject to the terms of the 2008 Equity Incentive Plan, to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise price and terms, to construe and interpret the plan, to prescribe rules and to extend the post-termination exercisability of certain awards.

Awards

Stock Options.    The administrator may grant incentive and/or nonstatutory stock options under our 2008 Equity Incentive Plan. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% or more of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, the term of such incentive stock option may not exceed five years and the exercise price must equal at least 110% of the fair market value of our common stock on the grant date. To the extent that the aggregate fair market value of the shares subject to an incentive stock option that become exercisable for the first time by an employee during any calendar year exceeds $100,000, such excess will be treated as a nonstatutory stock option. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. Subject to the provisions of our 2008 Equity Incentive Plan, the administrator determines the term of all other options. After the termination of service of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2008 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2008 Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock.    Restricted stock may be granted under our 2008 Equity Incentive Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service to us. Recipients of restricted stock awards will have voting and dividend rights with respect to such shares upon grant without regard to vesting; provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted Stock Units.    Restricted stock units may be granted under our 2008 Equity Incentive Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include accomplishing specified performance criteria and/or continued service to us, and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Performance Units/Performance Shares.    Performance units and performance shares may be granted under our 2008 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals in its discretion which can include organizational and individual goals which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Transferability of Awards.    Unless the administrator provides otherwise, our 2008 Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2008 Equity Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change of Control.    Our 2008 Equity Incentive Plan provides that in the event of a merger or change of control as defined in the 2008 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. Such award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend or terminate the 2008 Equity Incentive Plan provided such action does not impair the existing rights of any participant. Our 2008 Equity Incentive Plan will automatically terminate in 2018, unless we terminate it sooner.

2008 Employee Stock Purchase Plan

Our executive officers and all of our other employees will be allowed to participate in our 2008 Employee Stock Purchase Plan, which will be effective upon the completion of our public offering. We believe that providing them the opportunity to participate in the 2008 Employee Stock Purchase Plan provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

The specific provisions of our 2008 Employee Stock Purchase Plan are as provided for below.

Our board of directors adopted, and our stockholders approved, our 2008 Employee Stock Purchase Plan in June 2008.

A total of 500,000 shares of our common stock will be made available for sale. In addition, our 2008 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2008 Employee Stock Purchase Plan on the first day of each of the years beginning in 2009, by an amount equal to the least of:

•	1% of the outstanding shares of our common stock on the first day of such year;

•	1,200,000 shares; or

•	such other amount as our board of directors may determine.

Our board of directors or its compensation committee administers the 2008 Employee Stock Purchase Plan. Our board of directors or its compensation committee has full and exclusive authority to interpret the terms of the 2008 Employee Stock Purchase Plan and determine eligibility to participate subject to the conditions of our 2008 Employee Stock Purchase Plan as described below.

All of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2008 Employee Stock Purchase Plan if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2008 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code and provides for overlapping 12-month offering periods. The offering periods are scheduled to start on the first trading day on or after May 15 and November 15 of each year. Typically, each offering period includes two six-month purchase periods.

Our 2008 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings, certain commissions, overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 2,000 shares during a six-month purchase period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2008 Employee Stock Purchase Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2008 Employee Stock Purchase Plan.

In the event of our merger or change of control, as defined under the 2008 Employee Stock Purchase Plan, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The plan administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Our 2008 Employee Stock Purchase Plan will automatically terminate in 2028, unless we terminate it sooner. The plan administrator has the authority to amend, suspend or terminate our 2008 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2008 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2008 Employee Stock Purchase Plan.

Nonqualified Deferred Compensation

None of our named executive officers participate in nonqualified defined contribution plans or other deferred compensation plans maintained by us. Our compensation committee may elect to provide our officers and other employees with nonqualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Director Compensation

Following completion of this offering, each of our non-employee directors will receive, for his or her service on our board of directors, an annual retainer of $            , with the exception of the chairperson of our board of directors who will receive an annual retainer of $            . Each non-employee director who serves as the chairperson of our audit committee, compensation committee or nominating and corporate governance committee will also receive, for his or her service in such capacity, an additional annual retainer of $            , $             and $            , respectively. In addition, we will pay each non-employee director $             for attending each board meeting and $             for attending each committee meeting. We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings. In addition, we have in the past granted directors options to purchase our common stock pursuant to the terms of our 2005 Stock Plan. Our 2008 Equity Incentive Plan provides for the automatic grant of restricted stock units to our non-employee directors.

The following table sets forth a summary of the compensation earned by our non-employee directors for the year ended 2007.

Director Compensation Table

Name	Stock Awards(1)	Option Awards(2)	All Other Compensation		Total
Joshua Makower, M.D.	$—	$12,264	$102,145	(3)	$114,389
Henry A. Plain, Jr.	165,086	9,403	—		174,489
Robert K. Anderson(4)	46,201	6,337	—		52,538
Christopher M. Smith	29,336	6,337	—		35,673
Robert W. Croce	75,533	6,541	—		82,074
Coy F. Blevins	21,119	6,541	—		27,660
Thomas E. Timbie	31,625	24,264	—		55,889
John M. Nehra	—	—	—		—
Ross A. Jaffe, M.D.	—	—	—		—

(1)

Amounts represent the increase in vested shares during 2007 for option grants that were early exercised in prior periods multiplied by the difference between fair market value of $3.73 at December 31, 2007 and the exercise price of the options.

(2)

Amounts represent the dollar amount of compensation expense recognized by us in 2007 related to grants of stock options in 2007 and prior years in accordance with SFAS 123R. Amounts include compensation expense recognized with respect to awards granted in prior years, as well as those granted, if any, in the 2007 year. See Note 9, “Stock Options,” to our financial statements included elsewhere in this prospectus, which describes the assumptions made in the valuation of our options under SFAS 123R, except that for purposes of the amounts shown, no forfeitures were assumed to take place.

(3)	Represents the amount paid to Dr. Makower pursuant to a consulting agreement. See “Related Party Transactions.”

(4)	Mr. Anderson resigned from our board on May 30, 2008.

The aggregate number of option awards outstanding, both exercisable and unexercisable, for each of our non-employee directors as of December 31, 2007 is set forth in the following table.

Name	Grant Date	Options Outstanding at Year End	Exercise Price or Base Price of Option Awards	Options Vested at Year End
Robert K. Anderson	—	—	—	—
Coy F. Blevins	04/18/06	50,000	$0.21	50,000
	04/04/07	10,000	1.20	6,666
Robert W. Croce	—	—	—	—
Ross A. Jaffe, M.D.	—	—	—	—
Joshua Makower, M.D.	04/04/07	20,000	1.20	13,333
John M. Nehra	—	—	—	—
Henry A. Plain, Jr.	04/04/07	15,000	1.20	10,000
Christopher M. Smith	04/04/07	10,000	1.20	6,666
Thomas E. Timbie	—	—	—	—

Potential Payments to Directors Following Termination and a Change of Control

In accordance with the standard terms and conditions provided in our stock option agreements under our 2005 Stock Plan, options granted to our directors become fully vested and exercisable in the event the director is involuntary terminated as a service provider without Cause within 12 months following a change of control. For more information regarding our stock option award agreements, see “Benefit Plans” and “Potential Payments Following Termination and a Change of Control.”

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during the last three calendar years to which we were a party or will be a party in which:

•	the amounts involved exceeded or will exceed $100,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Contracts

In January 2007, we entered into a business services agreement with ExploraMed Development L.L.C., pursuant to which ExploraMed Development L.L.C. provides us with certain intellectual property and business-related services which currently consist of intellectual property consulting and support services. Any intellectual property conceived, developed or acquired by ExploraMed Development L.L.C. in the course of providing services under the agreement belongs to us. Payments to ExploraMed Development L.L.C. in 2007 under this agreement were approximately $174,000. Payments to ExploraMed Development L.L.C. for the six months ended June 30, 2008 under this agreement were approximately $71,000. Joshua Makower, M.D., Chairman of our board of directors, is President and Chief Executive Officer of ExploraMed Development L.L.C. The only members of ExploraMed Development L.L.C. are Joshua Makower, M.D., and his wife Jennifer Karel Makower.

In September 2005, we entered into a business services agreement with ExploraMed II, pursuant to which ExploraMed II provided us with certain intellectual property and business-related services. Payments to ExploraMed II in 2005 and 2006 under this agreement were approximately $24,000 and $403,000 respectively. This agreement was terminated upon execution of the ExploraMed Development L.L.C agreement disclosed above. Certain of our directors and 5% stockholders are directors and stockholders of ExploraMed II. Joshua Makower, M.D., Chairman of our board of directors, is President and Chief Executive Officer, Chairman of the board of directors and a stockholder of ExploraMed II. John M. Nehra, a member of our board of directors, is a member of the board of directors of ExploraMed II. Furthermore, John Y. Chang, one of our executive officers, Henry A. Plain, Jr., a member of our board of directors, and certain entities affiliated with New Enterprise Associates, one of our principal stockholders, are also stockholders of ExploraMed II.

In connection with certain operating expenses paid by ExploraMed II on our behalf for the period from June 7, 2004 to August 2005, we issued a promissory note to ExploraMed II in the amount of up to $1.5 million under which approximately $1.2 million was borrowed. We fully repaid the principal in 2005. Interest payments in 2004 and 2005 under this Note were $17,010 and $30,920, respectively, and were fully paid.

We entered into a consulting agreement with Joshua Makower, M.D. on June 7, 2004, as amended on October 17, 2007, pursuant to which Dr. Makower is compensated for services that he provides to us, including assisting in the development of internal research and development programs, consulting on intellectual property strategy, providing a physician’s perspective on clinical studies and advising on external business development efforts. Payments to Dr. Makower under this agreement in 2005, 2006 and 2007 were approximately $45,000, $95,000 and $102,000, respectively. Payments to Dr. Makower under this agreement for the six months ended June 30, 2008 were approximately $42,500.

Sales of Convertible Preferred Stock

Over the past three years, following board and stockholder approval, we sold securities to certain private investors, including our directors, executive officers and 5% stockholders and persons and entities associated with them.

In January 2005, we issued 12,596,154 shares of our Series A convertible preferred stock at a price of $1.04 per share for gross proceeds of approximately $13.1 million. In February 2005, we issued 1,286,872 shares of our Series A convertible preferred stock at a price of $1.04 per share for gross proceeds of approximately $1.3 million. In March 2005, we issued 97,112 shares of our Series A convertible preferred stock at a price of $1.04 per share for gross proceeds of approximately $101,000. Each share of Series A convertible preferred stock will automatically convert into one share of common stock immediately prior to the closing of this offering.

In November 2005, we issued 11,938,386 shares of our Series B convertible preferred stock at a price of $2.10 per share for gross proceeds of approximately $25.1 million. In December 2005, we issued 1,322,605 shares of our Series B convertible preferred stock at a price of $2.10 per share for gross proceeds of approximately $2.8 million. In February 2006, we issued 83,640 shares of our Series B convertible preferred stock at a price of $2.10 per share for gross proceeds of approximately $176,000. Each share of Series B convertible preferred stock will automatically convert into one share of common stock immediately prior to the closing of this offering.

In February 2007, we issued 10,452,147 shares of our Series C convertible preferred stock at a price of $3.218 per share for gross proceeds of approximately $33.6 million. In March 2007, we issued 423,174 shares of our Series C convertible preferred stock at a price of $3.218 per share for gross proceeds of approximately $1.4 million. Each share of Series C convertible preferred stock will automatically convert into one share of common stock immediately prior to the closing of this offering.

The purchasers of our Series A, Series B and Series C convertible preferred stock in the past three years included, among others, the following principal stockholders, directors and affiliates (not including beneficial ownership described in more detail under “Principal Stockholders”):

Investor	Shares of Series A Convertible Preferred Stock	Shares of Series B Convertible Preferred Stock	Shares of Series C Convertible Preferred Stock
Holders of More than 5%
Entities affiliated with New Enterprise Associates(1)	6,730,769	9,523,810	4,505,905
Entities affiliated with Versant Ventures(2)	5,769,232	2,380,952	155,377
Entities affiliated with Meritech Capital	—	—	4,350,529

Directors and Executive Officers
William M. Facteau	48,076	47,619	8,391
George A. Harter, Jr.	—	11,904	—
Joshua Makower, M.D.	24,038	11,208	—
Coy F. Blevins	28,846	23,809	38,844
Su-Mien Chong	28,846	6,000	—
Robert W. Croce	—	261,904	139,838
Henry A. Plain, Jr.	—	107,143	—
Christopher M. Smith	38,461	—	—
James R. Zuegel	—	4,761	—

(1)

Robert W. Croce, Joshua Makower, M.D. and John M. Nehra are venture partners of New Enterprise Associates, the holder of these shares, but have neither voting nor dispositive power with respect to the shares held by such entities. Messrs. Croce and Nehra and Dr. Makower disclaim beneficial ownership of these shares, except to the extent of their pecuniary interests therein.

(2)	Ross A. Jaffe, M.D., one of our directors, is a managing member of Versant Ventures but he disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

Investor Rights Agreement

We have entered into an investor rights agreement with purchasers of our convertible preferred stock that provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their convertible preferred stock. These rights will continue following this offering and will terminate seven years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act. All holders of our convertible preferred stock are parties to this agreement. See “Description of Capital Stock—Registration Rights” for additional information.

Voting Agreement

We have entered into a voting agreement with our 5% stockholders that gives certain directors the right to maintain their position as a director on our board of directors as long as our company is a private company. The members of our board of directors who hold their seats pursuant to the voting agreement include Robert K. Andersen, Coy F. Blevins, Robert W. Croce, William F. Facteau, Ross A. Jaffe, Joshua Makower, M.D., John M. Nehra, Henry A. Plain, Jr., Christopher M. Smith and Thomas E. Timbie. The voting agreement will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as our directors until their successors are duly elected by holders of our common stock.

Director and Officer Indemnification

We plan to enter into an indemnification agreement with each of our directors and executive officers. These indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. For information regarding these indemnification arrangements, please refer to the section entitled “Management—Limitations on Liability and Indemnification of Directors and Officers.”

Director and Officer Change of Control Agreements

For more information regarding change of control agreements, please refer to the section entitled “Potential Payments following a Termination and a Change of Control” under “Compensation Discussion and Analysis.”

Stock Option Grants

During this year and during the last three calendar years, we have granted options to purchase an aggregate of 12,697,291 shares of our common stock to our current employees and other non-employee service providers including certain of our executive officers named in the Summary Compensation Table, at a weighted-average exercise price of $0.93 per share.

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter, our audit committee must review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to our audit committee any such related party transaction. As provided by an additional policy adopted by our board of directors, our audit committee may approve or ratify a related party transaction only if it determines that, under all of the circumstances, the transaction is in the best interests of the company and our stockholders. Our board of directors has reviewed, ratified and approved the related party transactions disclosed above.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of June 30, 2008, by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2008 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Acclarent, Inc., 1525 O’Brien Drive, Suite B, Menlo Park, CA 94025.

Each stockholder’s percentage ownership before the offering is based on 54,246,085 shares of our common stock outstanding as of June 30, 2008, assuming the conversion of all shares of our convertible preferred stock outstanding into 38,200,090 shares of common stock. Each stockholder’s percentage ownership after the offering is based on shares of our common stock outstanding immediately after the completion of this offering.

Beneficial Owner	Amount of Beneficial Ownership		Percentage of Shares Outstanding
	Number of Shares	Options Exercisable Within 60 Days	Before this Offering	After this Offering
5% Stockholders
Entities affiliated with New Enterprise Associates(1)	24,156,712	—	44.5%		%
Entities affiliated with Versant Ventures(2)	8,305,561	—	15.3
Entities affiliated with Meritech Capital(3)	4,700,529	—	8.7
Named Executive Officers and Directors
William M. Facteau(4)	1,228,095	1,256,020	4.5
Joshua Makower, M.D.(5)(6)	26,950,730	40,000	49.7
Coy F. Blevins(7)	171,499	15,000	*
Robert W. Croce(5)	24,630,954	—	45.4
Ross A. Jaffe, M.D.(8)	8,305,561	—	15.3
John M. Nehra(5)	24,156,712	—	44.5
Henry A. Plain, Jr.(9)	657,143	30,000	1.3
Christopher M. Smith(10)	138,461	20,000	*
Thomas E. Timbie(11)	75,000	20,000	*
George A. Harter, Jr.(12)	206,904	301,540	*
André K. Cheng, M.D., Ph.D.(13)	275,000	120,000	*
Greg S. Garfield(14)	330,000	225,000	1.0
Karen M. Long(15)	30,000	395,000	*
All executive officers and directors as a group (18 persons)	40,257,777	3,294,493	75.7

*	Indicates ownership of less than 1%.

(1)

Includes 18,400,476 shares held by New Enterprise Associates 11, Limited Partnership, 5,564,890 shares held by New Enterprise Associates 9, Limited Partnership and 16,346 shares held by NEA Ventures 2005, Limited Partnership. Voting and investment power over the shares directly held by New Enterprise Associates 11, Limited Partnership is indirectly held by NEA Partners 11, Limited Partnership, its sole general partner, NEA 11 GP, LLC, the sole general partner of NEA Partners 11, Limited Partnership, and the individual managers of NEA 11 GP, LLC. The individual managers of NEA 11 GP, LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, Charles M. Linehan, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor III. Voting and investment power over the shares directly held by New Enterprise Associates 9, Limited Partnership is indirectly held by NEA Partners 9, Limited Partnership, its sole general partner, and the individual general partners of NEA Partners 9, Limited Partnership. The individual general partners of NEA Partners 9, Limited Partnership are Peter J. Barris, C. Richard Kramlich, John M. Nehra, Charles W. Newhall III and Mark W. Perry. Voting and investment power over the shares directly held by NEA Ventures 2005, Limited Partnership is indirectly held by J. Daniel Moore, its general partner. Each indirect holder of voting and investment power of the above shares disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest therein. John M. Nehra is a special partner and Robert W. Croce and Joshua Makower, M.D. are venture partners of New Enterprise Associates. Messrs. Croce and Nehra and Dr. Makower disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interest therein. The address for New Enterprise Associates is 1119 St. Paul Street, Baltimore, MD 21202.

(2)

Includes 8,080,009 shares held by Versant Venture Capital II, L.P., 153,337 shares held by Versant Affiliates Fund II-A, L.P. and 72,215 shares held by Versant Side Fund II, L.P. Voting and investment power over the shares directly held by Versant Venture Capital II, L.P., Versant Affiliates Fund II-A, L.P. and Versant Side Fund II, L.P is held by Versant Ventures II, LLC, their sole general partner. The individual managing members of Versant Ventures II, LLC are Brian G. Atwood, Brad J. Bolzon, Samuel D. Colella, Ross A. Jaffe, M.D., William J. Link, Barbara N. Lubash, Don B. Milder, Rebecca B. Robertson, Camille D. Samuels and Charles M. Warden. Each respective managing member disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest therein. Ross A. Jaffe, M.D. is a managing member of Versant Ventures II, LLC but he disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for Versant Ventures is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, CA 94025.

(3)

Includes 4,616,391 shares held by Meritech Capital Partners III L.P. and 84,138 shares held by Meritech Affiliates III L.P. Voting and investment power over the shares directly held by Meritech Capital Partners III L.P. and Meritech Affiliates III L.P. is indirectly held by Meritech Management Associates III L.L.C., a managing member of Meritech Capital Associates III L.L.C., its sole general partner. The individual general partners of Meritech Management Associates III L.L.C. are Michael B. Gordon, Paul S. Madera and Robert D. Ward. Voting and investment power over the shares directly held by Meritech Affiliates III, L.P. is indirectly held by Management Associates III L.L.C., its sole general partner. The individual general partners of Meritech Management Associates III L.L.C. are Paul S. Madera, Michael B. Gordon and Robert D. Ward. Each respective individual general partner disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest therein. The address for Meritech Capital is 245 Lytton Avenue, Suite 350, Palo Alto, CA 94301.

(4)	Assuming the exercise of all outstanding stock options held by Mr. Facteau, 787,901 of these shares are unvested and subject to our right of repurchase as of June 30, 2008.

(5)	Consists of 24,156,712 shares held by entities affiliated with New Enterprise Associates.

(6)	Assuming the exercise of all outstanding stock options held by Dr. Makower, 15,000 of these shares are unvested and subject to our right of repurchase as of June 30, 2008.

(7)	Assuming the exercise of all outstanding stock options held by Mr. Blevins, 11,250 of these shares are unvested and subject to our right of repurchase as of June 30, 2008.

(8)	Consists of 8,305,561 shares held by entities affiliated with Versant Ventures.

(9)	Assuming the exercise of all outstanding stock options held by Mr. Plain, 11,250 of these shares are unvested and subject to our right of repurchase as of June 30, 2008.

(10)	Assuming the exercise of all outstanding stock options held by Mr. Smith, 7,500 of these shares are unvested and subject to our right of repurchase as of June 30, 2008.

(11)	Assuming the exercise of all outstanding stock options held by Mr. Timbie, 15,000 of these shares are unvested and subject to our right of repurchase as of June 30, 2008.

(12)	Assuming the exercise of all outstanding stock options held by Mr. Harter, 180,558 of these shares are unvested and subject to our right of repurchase as of June 30, 2008.

(13)	Assuming the exercise of all outstanding stock options held by Dr. Cheng, 108,750 of these shares are unvested and subject to our right of repurchase as of June 30, 2008.

(14)	Assuming the exercise of all outstanding stock options held by Mr. Garfield, 205,105 of these shares are unvested and subject to our right of repurchase as of June 30, 2008.

(15)	Assuming the exercise of all outstanding stock options held by Ms. Long, 319,375 of these shares are unvested and subject to our right of repurchase as of June 30, 2008.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and convertible preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the completion of this offering, we will be authorized to issue up to 110,000,000 shares of capital stock, $0.001 par value, to be divided into two classes designated common stock and convertible preferred stock. Of such authorized shares, 100,000,000 shares will be designated as common stock and 10,000,000 shares will be designated as convertible preferred stock.

Common Stock

As of June 30, 2008, there were 54,246,085 shares of common stock outstanding that were held of record by 237 stockholders, assuming the conversion of all shares of our convertible preferred stock outstanding into 38,200,090 shares of common stock. After giving effect to the sale of common stock offered in this offering, there will be              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. As of June 30, 2008, there were outstanding options to purchase a total of 5,966,746 shares of our common stock under our 2005 Stock Plan.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding convertible preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefore. For more information please see “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding convertible preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Effective immediately upon closing of this offering, there will be no shares of convertible preferred stock outstanding because all of our outstanding shares of preferred stock will have automatically converted to an aggregate of 38,200,090 shares of common stock at that time. Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of June 30, 2008, there were outstanding warrants to purchase 91,346 shares of our Series A convertible preferred stock at an exercise price of $1.04 per share and to purchase 13,142 shares of our

Series B convertible preferred stock at an exercise price of $1.52 per share. If they are not exercised prior to the completion of this offering, the outstanding warrants will convert into warrants to purchase shares of our common stock.

Registration Rights

Based on shares outstanding as of June 30, 2008, after the closing of this offering, the holders of approximately 38,200,090 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning 180 days following the effective date of the registration statement, the holders of at least 50% of these securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of shares of their common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form S-3, subject to certain conditions and limitations. In addition, these holders have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the registration rights noted above or specified excluded registrations, which include the registration of the shares issued and issuable under our equity incentive plans and this offering, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwritten offering. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Additionally, piggyback registrations are subject to delay or termination of the registration under certain circumstances. Generally, we are required to bear all registration, selling and related expenses incurred in connection with the demand and piggyback registrations described above. If we are required to file a registration statement, we must use our reasonable best efforts to cause the registration statement to become effective.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation to be effective upon completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and bylaws, to be effective upon completion of this offering, will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president, in the absence of a chief executive officer, may call a special meeting of stockholders. Our amended and restated certificate of incorporation, to be effective upon completion of this offering, will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders, the requirement that notice of any stockholder business to be addressed at a meeting be provided in advance, the requirement that notice of any person whom a stockholder wishes to nominate as a director at a meeting be provided in advance, and the election, qualification, classification, resignation, vacancy and removal of our board of directors.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated convertible preferred stock makes it possible for our board of directors to issue convertible preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

NYSE Arca or NASDAQ Global Market Listing

We plan to apply for approval for trading and quotation of our common stock on either the NYSE Arca or NASDAQ Global Market under the symbol “            .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . Its address is                     , and its telephone number is (            )             -            .

SHARES ELIGIBLE FOR FUTURE SALE

We will have              shares of common stock outstanding after the completion of this offering,              shares if the underwriters’ over-allotment is exercised in full, based on 54,246,085 shares outstanding as of June 30, 2008. Of those shares, the              shares of common stock sold in the offering,              shares if the underwriters’ over-allotment option is exercised in full, will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining 54,246,085 shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common stock on NYSE Arca or NASDAQ during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

Approximately              shares of our common stock that are not subject to the lock-up agreements described below will be eligible for sale immediately upon the closing of this offering.

Any of our employees, officers, directors or consultants who purchased his or her shares before the completion of this offering or who hold options as of that date pursuant to a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 promulgated under the Securities Act, which permits non-affiliates to sell their Rule 701, shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, commencing 90 days after completion of this offering. Neither Rule 144 nor Rule 701, supersedes the contractual obligations of our security holders, including those set forth in the lock-up agreements described above and those contained in grant agreements issued under our 2005 Stock Plan.

Based on shares outstanding as of June 30, 2008 and subject to the lock-up agreements and repurchase rights under our 2005 Stock Plan, the shares of our common stock that will become eligible for sale without registration pursuant to Rule 144 or Rule 701 are as follows:

•	shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144; and

•

            shares will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the date of this prospectus, subject to volume, manner of sale and other limitations under those rules.

Prior to the completion of this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered hereby.

Lock-Up Agreements

All of our directors and officers and substantially all of our security holders are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co. or, in limited circumstances, us.

After the 180-day lock up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with the FINRA Rule 2711(f)(4), if, under certain circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 180-day lock-up period will be extended until 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable. See “Underwriting.”

Rule 701

In general, under Rule 701, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible, 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Registration of Shares Issued Pursuant to Benefits Plans

Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our 2005 Stock Plan, our 2008 Equity Incentive Plan and our 2008 Employee Stock Purchase Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act, subject to the market stand-off and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. Such registration statement will become effective immediately upon filing. As of June 30, 2008, there were outstanding options under our benefit plans for the purchase of 5,966,746 shares of common stock, with a weighted-average exercise price of $1.62.

Registration Rights

Pursuant to the terms of our amended and restated investors rights agreement, and based on shares outstanding as of June 30, 2008, holders of approximately 38,200,090 shares of common stock or their transferees, have registration rights with respect to those shares of common stock. For a discussion of these rights please see “Description of Capital Stock—Registration Rights.” After such shares are registered, they will be freely tradable without restriction under the Securities Act.

Warrants

As of June 30, 2008, we had outstanding warrants to purchase 91,346 shares of our Series A convertible preferred stock at an exercise price of $1.04 per share and to purchase 13,142 shares of our Series B convertible preferred stock at an exercise price of $1.52 per share. All of the shares issuable pursuant to our outstanding warrants are subject to lock-up provisions. Unless otherwise indicated, all information in this prospectus assumes that the outstanding warrants have not been exercised, and the shares of common stock issuable upon conversion of the shares of convertible preferred stock issuable upon the exercise of such warrants have not been included in the outstanding common stock described above.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Piper Jaffray & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
Leerink Swann LLC
RBC Capital Markets Corporation

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of     % of the common shares offered in this offering.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting Discounts and Commissions

	Without Over-allotment Exercise	With full Over-allotment Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

These restrictions do not apply to (a) bona fide gifts, (b) transfers by will or intestate succession to a member of the immediate family of our stockholders, or to a trust for the benefit of such immediate family member or (c) dispositions to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned; provided that, in the case of any such transfer or disposition, (i) each donee or transferee agrees to be bound by the terms of the lock-up agreement for the remainder of the restricted period and (ii) no filing by any recipient with the SEC shall be required or shall be made voluntarily in connection with such transfer or distribution, other than a filing on Form 3, 5, 13G or 13D.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We plan to apply to have our common stock approved for listing on either NYSE Arca or The NASDAQ Global Market under the symbol “        .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NYSE Arca, NASDAQ, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive, or EU Prospectus Directive, is implemented in that Relevant Member State, or Relevant Implementation Date, it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock by non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. For purposes of this summary, a “non-U.S. holder” is any holder that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation, or an entity electing to be taxed as a corporation, organized under the laws of the United States or any state, including the District of Columbia;

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of source.

If a partnership or other flow-through entity is the owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended the “Code”, and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. The Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. In addition, the summary does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a “controlled foreign corporation,” “passive foreign investment company,” bank, insurance company or other financial institution, dealer or trader in securities, a person who holds our common stock as a position in a hedging transaction, straddle or conversion transaction, or other person subject to special tax treatment or if you do not hold shares of or common stock as a capital asset). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Dividends

Any dividend paid to a non-U.S. holder in respect of our common stock generally will be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder can meet this certification requirement by providing an IRS Form W-8BEN or other applicable form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below under “—Dividends or Gain Effectively Connected With a U.S. Trade or Business,” apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld from the IRS by filing an appropriate claim for refund with the IRS.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (and, generally, if a treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the United States), in which case the special rules described below apply;

•

the non-U.S. holder is an individual who holds our common stock as a capital asset and who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition, and certain other requirements are met;

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and if such non-U.S. holder is a corporation, it may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our assets. We do not believe that we are a USRPHC or that we will become one in the future. Even if we become a USRPHC, if our common stock is regularly traded on an established securities market, however, gain on the disposition of such common stock will be treated as effectively connected with a U.S. trade or business, and thus subject to U.S. federal income tax, only if the non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which may be done by providing an IRS Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code or such holder otherwise establishes an exemption. Some of the common means of certifying nonresident status are described above under “Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules generally may be credited against any U.S. federal income tax liability of the holder.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with Wilson Sonsini Goodrich & Rosati, P.C. own or control less than 1.0% of the shares of our common stock, assuming that all outstanding convertible preferred stock has been converted into common stock. The underwriters are being represented by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

The financial statements as of December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2007, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. We also maintain a website at www.acclarent.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

ACCLARENT, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Acclarent, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Acclarent, Inc. at December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.

/s/ PricewaterhouseCoopers LLP

San Jose, California

May 29, 2008

ACCLARENT, INC.

BALANCE SHEETS

	December 31,		June 30,	Pro forma Stockholders’ Equity at June 30, 2008
	2006	2007	2008
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$15,538,312	$7,833,994	$14,726,264
Short-term investments	—	17,612,727	—
Accounts receivable, net	2,130,256	4,679,177	7,708,701
Inventories	1,111,020	1,672,759	2,438,231
Prepaid expenses and other	385,158	663,818	547,230

Total current assets	19,164,746	32,462,475	25,420,426
Property and equipment, net	1,432,908	1,828,922	1,949,207
Deferred initial public offering costs	—	—	422,231
Other assets	146,500	162,813	137,516

Total assets	$20,744,154	$34,454,210	$27,929,380

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$—	$1,796,034	$1,414,390
Accrued liabilities	2,057,548	2,884,558	4,608,837
Refundable exercise price	426,249	895,401	913,152
Litigation settlement obligation	1,500,000	192,000	182,000
Notes payable	315,131	343,173	1,081,686

Total current liabilities	4,298,928	6,111,166	8,200,065
Notes payable, non-current	489,221	146,049	2,739,606
Litigation settlement obligation, non-current	1,700,000	1,821,963	1,929,843
Convertible preferred stock warrant liability	244,953	383,708	395,441	$—

Total liabilities	6,733,102	8,462,886	13,264,955

Commitments and contingencies (Note 5)
Convertible preferred stock: $0.001 par value;
Authorized: 27,541,484, 38,416,115 and 38,429,257 shares at December 31, 2006, 2007 and June 30, 2008 (unaudited), respectively
Issued and outstanding: 27,324,769, 38,200,090, 38,200,090 and no shares at December 31, 2006, 2007 and June 30, 2008 (unaudited) and pro forma June 30, 2008 (unaudited), respectively
Liquidation value: $42,563,069, $77,559,852, $77,559,852 at December 31, 2006, 2007 and June 30, 2008 (unaudited), respectively	42,456,112	77,362,894	77,362,894	—

Stockholders’ (deficit) equity:
Common stock: $0.001 par value;
Authorized: 46,000,000, 65,000,000 and 65,000,000 shares at December 31, 2006, 2007, and June 30, 2008 (unaudited), respectively
Issued and outstanding: 14,586,835, 15,780,893, 16,045,995 and 54,246,085 shares at December 31, 2006 and 2007, June 30, 2008 (unaudited), and pro forma June 30, 2008 (unaudited), respectively	14,587	15,781	16,046	54,246
Additional paid-in capital	496,118	2,548,773	5,940,378	83,660,513
Deferred stock-based compensation	(84,434)	(51,585)	(35,160)	(35,160)
Accumulated other comprehensive loss	—	(864)	—	—
Accumulated deficit	(28,871,331)	(53,883,675)	(68,619,733)	(68,619,733)

Total stockholders’ (deficit) equity	(28,445,060)	(51,371,570)	(62,698,469)	$15,059,866

Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	$20,744,154	$34,454,210	$27,929,380

The accompanying notes are an integral part of these financial statements.

ACCLARENT, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Revenue	$176,880	$7,725,012	$22,186,826	$9,126,010	$23,047,500
Cost of revenue	659,356	3,294,175	6,166,771	2,436,645	4,976,703

Gross profit (loss)	(482,476)	4,430,837	16,020,055	6,689,365	18,070,797

Operating expenses
Research and development	3,621,071	5,327,820	7,534,770	3,555,967	4,869,567
Sales and marketing	2,191,619	12,847,277	27,717,977	11,359,253	22,014,852
General and administrative	1,649,671	3,995,017	6,985,102	3,437,336	5,931,793
Litigation settlement	—	3,200,000	—	—	—

Total operating expenses	7,462,361	25,370,114	42,237,849	18,352,556	32,816,212

Loss from operations	(7,944,837)	(20,939,277)	(26,217,794)	(11,663,191)	(14,745,415)
Interest income	274,066	1,240,151	1,730,301	875,219	269,198
Interest expense	(61,725)	(61,311)	(391,105)	(203,948)	(208,200)
Other income (expense), net	(106,292)	(81,112)	(133,746)	(56,520)	(51,641)

Net loss	$(7,838,788)	$(19,841,549)	$(25,012,344)	$(11,048,440)	$(14,736,058)

Net loss per share — basic and diluted	$(1.33)	$(2.32)	$(2.17)	$(1.02)	$(1.09)

Weighted average common shares outstanding used in calculating net loss per share — basic and diluted	5,874,338	8,553,269	11,544,051	10,825,761	13,568,369

Pro forma net loss per share — basic and diluted (unaudited)			$(0.52)		$(0.28)

Pro forma weighted average common shares outstanding used in calculating net loss per share — basic and diluted (unaudited)			48,112,001		51,768,459

The accompanying notes are an integral part of these financial statements.

ACCLARENT, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accum. Other Comp. Loss	Accum. Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2004	—	$—	10,000,000	$10,000	$—	$—	$—	$(1,190,994)	$(1,180,994)
Issuance of common stock upon exercise of stock options	—	—	3,291,711	3,292	702	—	—	—	3,994
Issuance of common stock for services	—	—	108,372	108	20,147	—	—	—	20,255
Non-employee stock-based compensation	—	—	—	—	6,315	—	—	—	6,315
Issuance of Series A convertible preferred stock in January, February and March 2005 at $1.04 per share for cash, net of issuance costs of $49,878	13,980,138	14,489,466	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock in November and December 2005 at $2.10 per share for cash and notes, net of issuance costs of $46,926	13,260,991	27,801,155	—	—	—	—	—	—	—
Notes receivable from preferred stockholders in connection with an issuance of series B convertible preferred stock	—	(1,262,569)	—	—	—	—	—	—	—
Deferred stock-based compensation	—	—	—	—	131,398	(131,398)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	14,115	—	—	14,115
Net loss	—	—	—	—	—	—	—	(7,838,788)	(7,838,788)

Balances at December 31, 2005	27,241,129	41,028,052	13,400,083	13,400	158,562	(117,283)	—	(9,029,782)	(8,975,103)
Collection of notes receivable from Series B convertible preferred stockholders		1,262,569							—
Issuance of common stock upon exercise of stock options	—	—	1,128,276	1,128	196,597	—	—	—	197,725
Issuance of common stock for services	—	—	95,872	96	20,037	—	—	—	20,133
Issuance of Series B convertible preferred stock in February 2006 at $2.10 per share for cash, net of issuance costs of $10,153	83,640	165,491	—	—	—	—	—	—	—
Repurchases of restricted common stock	—	—	(37,396)	(37)	—	—	—	—	(37)
Non-employee stock-based compensation	—	—	—	—	43,595	—	—	—	43,595
Employee stock-based compensation	—	—	—	—	77,327	32,849	—	—	110,176
Net loss	—	—	—	—	—	—	—	(19,841,549)	(19,841,549)

Balances at December 31, 2006	27,324,769	42,456,112	14,586,835	14,587	496,118	(84,434)	—	(28,871,331)	(28,445,060)
Issuance of common stock upon exercise of stock options	—	—	1,236,547	1,237	279,368	—	—	—	280,605
Issuance of common stock for services	—	—	31,075	31	62,119	—	—	—	62,150
Issuance of Series C convertible preferred stock in February and March 2007 at $3.218 per share for cash, net of issuance costs of $90,001	10,875,321	34,906,782	—	—	—	—	—	—	—
Repurchases of restricted common stock	—	—	(73,564)	(74)	—	—	—	—	(74)
Non-employee stock-based compensation	—	—	—	—	643,543	—	—	—	643,543
Employee stock-based compensation	—	—	—	—	1,067,625	32,849	—	—	1,100,474
Change in unrealized loss on investments	—	—	—	—	—	—	(864)	—	(864)
Net loss	—	—	—	—	—	—	—	(25,012,344)	(25,012,344)

Total comprehensive loss	—	—	—	—	—	—	—	—	(25,013,208)

Balances at December 31, 2007	38,200,090	77,362,894	15,780,893	15,781	2,548,773	(51,585)	(864)	(53,883,675)	(51,371,570)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	307,094	307	352,765	—	—	—	353,072
Repurchases of restricted common stock (unaudited)	—	—	(41,992)	(42)	—	—	—	—	(42)
Non-employee stock-based compensation (unaudited)	—	—	—	—	290,292	—	—	—	290,292
Employee stock-based compensation (unaudited)	—	—	—	—	2,748,548	16,425	—	—	2,764,793
Change in unrealized loss on investments (unaudited)	—	—	—	—	—	—	864	—	864
Net loss (unaudited)	—	—	—	—	—	—	—	(14,736,058)	(14,736,058)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(14,735,194)

Balances at June 30, 2008 (unaudited)	38,200,090	$77,362,894	16,045,995	$16,046	$5,940,378	$(35,160)	$—	$(68,619,733)	$(62,698,469)

The accompanying notes are an integral part of these financial statements

ACCLARENT, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(7,838,788)	$(19,841,549)	$(25,012,344)	$(11,048,440)	$(14,736,058)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	51,985	303,728	506,061	239,581	330,891
Employee stock-based compensation expense	14,115	110,176	1,100,474	308,234	2,764,973
Amortization of discount on investments	—	—	(401,010)	(130,631)	(29,222)
Non-cash interest income	—	—	(192,812)	(202,348)	—
Non-cash interest expense	—	—	313,963	172,268	138,823
Loss on disposal of property and equipment	—	3,684	29,666	18,727	—
Amortization of warrants issued with notes payable	29,815	27,734	—	—	—
Changes in convertible preferred stock warrant liability	106,292	81,112	138,755	61,626	11,733
Issuance of common stock for services	20,255	20,133	62,150	—	—
Non-employee stock-based compensation expense	6,315	43,595	643,543	139,192	290,292
Provision for doubtful accounts	27,153	70,504	162,407	88,219	(3,026)
Provision for inventory	49,119	276,405	22,149	84,526	190,388
Changes in assets and liabilities:
Accounts receivable	(189,962)	(2,037,951)	(2,711,328)	(1,025,243)	(3,026,498)
Inventories	(510,691)	(925,853)	(583,888)	(872,357)	(955,860)
Prepaid expenses and other	(152,242)	(188,508)	(278,660)	(152,402)	116,588
Other assets	(211,431)	64,931	(16,313)	9,500	25,297
Accounts payable	361,993	(364,403)	1,796,034	1,100,014	(381,644)
Accrued liabilities	947,447	1,084,306	827,010	98,602	1,417,741
Litigation settlement obligation	—	3,200,000	(1,500,000)	—	(10,000)

Net cash used in operating activities	(7,288,625)	(18,071,956)	(25,094,143)	(11,110,932)	(13,855,582)

Cash flows from investing activities
Purchases of short-term investments	—	—	(36,919,769)	(25,605,910)	—
Sale and maturities of short-term investments	—	—	19,900,000	—	17,642,813
Purchase of property and equipment	(1,060,820)	(721,394)	(931,741)	(336,320)	(451,176)

Net cash used in investing activities	(1,060,820)	(721,394)	(17,951,510)	(25,942,230)	17,191,637

Cash flows from financing activities
Proceeds from issuance of common stock, net of repurchases	406,339	221,592	749,683	681,501	370,781
Proceeds from notes payable	516,281	483,719	—	—	3,500,000
Proceeds from issuance of convertible preferred stock, net	41,028,052	165,491	34,906,782	34,906,782	—
Proceeds from collection of stockholders’ notes receivable	—	1,262,569	—	—	—
Payments for deferred initial public offering costs	—	—	—	—	(146,636)
Principal payments on notes payable	(1,207,288)	(195,648)	(315,130)	(154,207)	(167,930)

Net cash provided by financing activities	40,743,384	1,937,723	35,341,335	35,434,076	3,556,215

Net increase (decrease) in cash and cash equivalents	32,393,939	(16,855,627)	(7,704,318)	(1,619,086)	6,892,270
Cash and cash equivalents at beginning of period	—	32,393,939	15,538,312	15,538,312	7,833,994

Cash and cash equivalents at end of period	$32,393,939	$15,538,312	$7,833,994	$13,919,226	$14,726,264

Supplemental cash flow information
Cash paid for interest	$61,725	$61,311	$77,142	$31,680	$69,377
Noncash investing and financing activities
Deferred stock-based compensation	$131,398	$—	$—	$—	$—
Notes receivable from stockholders	$1,262,569	$—	$—	$—	$—
Accrued deferred initial public offering costs	$—	$—	$—	$—	$275,595

The accompanying notes are an integral part of these financial statements.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.    Formation and Business of the Company

Acclarent, Inc. is a medical technology company incorporated in Delaware in June 2004 focused on designing, developing and commercializing technologies which address conditions affecting the ear, nose and throat. The Company sells a suite of Balloon Sinuplasty devices, which are flexible, minimally invasive tools that aid physicians in treating patients suffering from chronic sinusitis. Sinusitis is inflammation of the sinuses that may be caused by infections, allergies or environmental factors and can cause significant pain and discomfort for patients.

The Company has incurred significant net losses and negative cash flows from operations since its inception. At December 31, 2007 and June 30, 2008 (unaudited), the Company had $25.4 million and $14.7 million, respectively, of cash, cash equivalents and short-term investments and an accumulated deficit of $53.9 million and $68.6 million, respectively. The Company has financed operations to date primarily through private placements of equity securities and from debt financing. In the event the Company is unable to generate sufficient revenues, while controlling costs, it may need to obtain additional financing to achieve its business objectives. Failure to manage discretionary expenditures or raise additional financing, as required, may adversely impact the Company’s ability to achieve its intended business objectives.

2.    Summary of Significant Accounting Policies

Unaudited Interim Financial Statements

The financial statements as of June 30, 2008 (unaudited), and for the six months ended June 30, 2007 and June 30, 2008 are unaudited. All disclosures as of June 30, 2008, and for the six month periods ended June 30, 2007 and June 30, 2008, presented in the notes to the financial statements are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of June 30, 2008 and results of operations and cash flows for the six months ended June 30, 2007 and June 30, 2008. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the year ended December 31, 2008 or for other interim periods or for future years.

Unaudited Pro Forma Information

In May 2008, the Board of Directors authorized management to file a registration statement for an initial public offering with the U.S. Securities and Exchange Commission (the “SEC”) for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated and required stockholders’ consents are obtained, all of the Company’s convertible preferred stock outstanding at the time of the offering will automatically convert into shares of common stock and the warrants for convertible preferred stock will become warrants for common stock. The accompanying pro forma stockholders’ equity reflects the assumed conversion of convertible preferred stock and the reclassification of the convertible preferred stock warrant liability to equity. The unaudited pro forma stockholders’ equity does not assume any proceeds from the proposed initial public offering.

Pro forma net loss per share is computed using the weighted average number of common shares outstanding including the pro forma effects of the items in the foregoing paragraph effective upon the assumed closing of the Company’s proposed initial public offering as if they had occurred at the beginning of the period, or the original issuance date, if later.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the reported amounts of revenue and expenses during the reporting periods. The principles also require disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from management estimates.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash, cash equivalents and short-term investments are deposited with one financial institution in the United States. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents nor realized losses on short-term investments. The Company’s accounts receivable are derived from sales made to customers primarily located in the United States. At December 31, 2006, 2007 and at June 30, 2008 (unaudited), no customer accounted for 10% or greater of the total accounts receivable balance.

The Company derives its revenue from sales of its Balloon Sinuplasty devices and currently does not have any other source of revenue. Sales in the United States accounted for 90% or more of revenue in 2005, 2006 and 2007 and for the six months ended June 30, 2008 (unaudited). In 2005, seven customers individually accounted for more than 10% of annual revenue. In 2006, 2007 and for the six months ended June 30, 2008 (unaudited) no customer accounted for more than 10% of revenue. All long-lived assets are located within the United States.

The Company is subject to risks common to companies in the medical device industry including, but not limited to, new technological innovations, dependence upon third-party payors to provide adequate coverage and reimbursement, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, product liability and compliance with government regulations. There can be no assurance that the Company’s products or services will continue to be accepted in the marketplace. Nor can there be any assurance that any future products or services can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a material adverse effect on the Company’s future financial results, financial position and cash flows.

The Company’s products are subject to extensive regulation by the U.S. Food and Drug Administration (the “FDA”), including the requirement to obtain clearance or pre-market approval and the requirement to report adverse events. If the Company fails to obtain such clearances or pre-market approvals, or is subject to regulatory enforcement action as a result of its failure to properly report adverse events, the Company’s operations could be materially impacted.

The medical device industry has been characterized by frequent and extensive intellectual property litigation. Competitors or other patent holders may assert that the Company’s devices and methods employed are covered by their patents. If the Company’s devices or methods are found to infringe, the Company could be prevented from manufacturing or marketing its products, which could have a materially adverse impact on the Company.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

Carrying amounts of the Company’s certain assets and liabilities including cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. Based upon the borrowing terms and conditions currently available to the Company, the carrying value of the notes payable and litigation settlement obligation approximates fair value. The carrying value of the Company’s convertible preferred stock warrant liability represents the estimated fair value of such warrants.

Cash, Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market funds and commercial paper.

The Company’s short-term investments consist primarily of corporate notes with original maturities of less than one year. These securities are classified as available-for-sale and are carried at fair value based on quoted market prices. Unrealized gains and losses are recorded as a separate component of stockholders’ deficit and included in other comprehensive income or loss. Realized gains and losses on the sale of all such securities are reported in net loss, computed using the specific identification cost method. Interest and dividends on available-for-sale securities are included in interest income.

Accounts Receivable Allowances

The Company estimates the collectability of customer accounts based primarily on analysis of historical experience and changes in customers’ financial condition. Management uses its judgment, based on the available facts and circumstances, and records a reserve to reduce the receivable to the amount that is expected to be collected. These reserves are re-evaluated and adjusted as additional information is received that impacts the collectability of receivables. The allowance for doubtful accounts was $97,657, $217,599 and $165,042 as of December 31, 2006, December 31, 2007 and June 30, 2008 (unaudited), respectively.

Inventories

Inventories consist of raw materials, work-in-process in various stages of completion and finished goods ready for shipment to customers. Inventories are stated at the lower of cost or market. Cost is determined on a standard cost basis that approximates actual cost on a first-in-first-out basis. Inventory reserves are established to value inventories at lower of cost or market by evaluating risk of obsolescence, excessive levels of inventory, deterioration of quality, shrinkage and other product specific factors. Additional provisions are charged to cost of revenue.

The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on forecasted demand and production requirements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values.

Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The depreciation and amortization periods for the Company’s property and equipment are as follows:

Computer equipment and software	3 Years
Laboratory machinery and equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Shorter of the estimated life or remaining lease term

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations in the period realized. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

The Company reviews its property, equipment and long term assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount to the future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value determined using projected discounted future net cash flows arising from the asset. The Company has not identified any material impairment losses to date.

Refundable Exercise Price Liability

Pursuant to the Company’s 2005 Stock Option Plan, optionees, at their sole election, may exercise any time after the grant date, unvested stock options to purchase shares of the Company’s common stock. In accordance with FAS 123R, proceeds received from exercise of unvested shares are recorded as a current liability and as shares vest, the liability is reduced with a corresponding increase in common stock and additional paid-in-capital. Upon termination of employment, the Company has the right and has repurchased all unvested shares at the original exercise price. Shares issued as a result of early exercise of stock options are recorded as shares outstanding on the balance sheet and unvested shares are excluded from the calculation of earnings per share.

Revenue Recognition

The Company’s revenue is derived from the sale of single-use Balloon Sinuplasty devices, as well as supporting accessories and related freight invoiced to customers. The Company recognizes revenue in accordance with the Securities and Exchange Commission Staff Bulletin No. 104, “Revenue Recognition” (“SAB 104”). Under SAB 104, revenue is recognized when four basic criteria are met:

•	persuasive evidence of an arrangement exists. The Company principally uses customer purchase orders, and to a lesser extent, contracts as evidence of the arrangement,

•

title and risk of loss has transferred to the customer. The Company uses shipping documents to verify transfer of title when products are shipped from its warehouse and obtains proof of delivery from customers to verify transfer of title when sales are made directly by field personnel,

•

the sales price is fixed or determinable. Sales terms are fixed on the customer’s purchase order or contract and do not include rights of cancellation, return, exchange or refund. The Company does not offer extended payment terms and does not have post-shipment obligations such as installation or training. Discounts from standard list prices are recognized as a reduction of revenue at the time of the sale,

•

collection is reasonably assured. To determine whether collection is reasonably assured, the Company assess a number of factors including past transaction history and the creditworthiness of the customer.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The Company sells to distributors in certain countries outside the United States pursuant to standard distributor agreements. These distributor agreements specify negotiated fixed prices during the term of the agreement, do not allow the distributor to return or exchange products and the distributor is obligated to pay for the sale regardless of whether the distributor is able to resell the products. Additionally, the distributor agreements do not provide for any price protection or any other adjustment to the sales price subsequent to shipment. The Company recognizes revenue upon shipment of sales to distributors as the conditions for revenue recognition have been met and the Company does not have post-shipment obligations such as installation or training. The distributor is responsible for all marketing, sales and training for the Company’s products.

The Company provides a limited ninety day warranty and, to date, warranty costs have been insignificant. Shipping and handling costs charged to customers are included in revenue and the associated expense is included in the cost of revenue on the statements of operations.

Research and Development Costs

Research and development expenses consist primarily of engineering, product development, medical affairs, pre-clinical and clinical trial costs, and regulatory expenses. These expenses include employee and non-employee compensation, including stock-based compensation, supplies, materials, consulting and related travel expenses. Clinical and pre-clinical trial expenses include trial design, clinical site reimbursement, data management and travel expenses and the cost of manufacturing products for clinical trials.

Comprehensive (Loss) Income

Comprehensive (loss) income represents all changes in stockholders’ (deficit) equity except those resulting from investments or contributions by stockholders. The Company’s unrealized (loss) income on its available-for-sale securities represents the only component of comprehensive loss that is excluded from the Company’s net loss and has been presented in the statements of stockholders’ deficit.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are provided for temporary differences between the tax basis of the Company’s assets and liabilities and the amounts reported for financial statement purposes. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and its interpretations. Under APB No. 25, compensation expense is computed as the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the option exercise price. This difference, if any, was recognized as compensation expense on a straight-line basis over the vesting period of the option. The Company complied with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended, and used the minimum value disclosure method.

Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123R”), which supersedes its

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based compensation. The model requires management to make a number of assumptions including the expected life of the option, the volatility of the underlying stock, the risk-free interest rate and expected dividends (see Note 9).

The Company adopted SFAS No. 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R shall be applied to options granted or modified after the required effective date. The fair value of option grants valued after January 1, 2006 is being expensed ratably over the vesting period. For options granted prior to January 1, 2006, the Company continues to recognize compensation expense under the intrinsic value method of APB No. 25.

The Company accounts for equity awards issued to non-employees in accordance with Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Equity awards issued to non-employees are recorded at the estimated fair value based on the Black-Scholes pricing model on the measurement date and are subject to adjustment due to changes in the value of the underlying equity instrument. On each balance sheet date, such change, if any, is charged to the statement of operations.

Convertible Preferred Stock Warrants

Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with SFAS No.150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The freestanding warrants are exercisable into the Company’s convertible preferred stock and are classified as liabilities on the balance sheet. The warrants are subject to re-measurement at each balance sheet date and the change in fair value, if any, is recognized as other income (expense). The Company will continue to adjust the liability for changes in fair value until the earlier of (i) exercise of the warrants, (ii) conversion into warrants to purchase common stock, or (iii) expiration of the warrants.

Segment Information

The Company operates in one segment. Management uses one measure of profitability and does not segment its business for internal reporting.

Net Loss per Common Share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. The Company’s net loss was not allocated to convertible preferred stock using the two-class method as described in SFAS No. 128 “Earnings Per Share”, as the preferred stock does not have an objectively determinable contractual obligation to share in the net loss of the Company.

The Company’s potentially dilutive shares, which include outstanding common stock options, unvested common shares subject to repurchase, convertible preferred stock and convertible preferred stock warrants, have not been included in the computation of diluted net loss per common share for all periods presented, as the results would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce net loss per share.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Historical
Numerator:
Net loss	$(7,838,788)	$(19,841,549)	$(25,012,344)	$(11,048,440)	$(14,736,058)

Denominator:
Weighted average common shares outstanding	10,526,608	13,878,667	15,432,063	15,122,935	15,953,531
Weighted average unvested common shares subject to repurchase	(4,652,270)	(5,325,398)	(3,888,012)	(4,297,174)	(2,385,162)

Weighted average common shares outstanding used in calculating net loss per share — basic and diluted	5,874,338	8,553,269	11,544,051	10,825,761	13,568,369

Net loss per share — basic and diluted	$(1.33)	$(2.32)	$(2.17)	$(1.02)	$(1.09)

Pro Forma (unaudited)
Numerator:
Net loss			$(25,012,344)		$(14,736,058)
Pro forma adjustment to eliminate other income (expense) associated with convertible preferred stock warrants			138,755		11,733

Pro forma net loss			$(24,873,589)		$(14,724,325)

Denominator:
Weighted average common shares outstanding used in calculating net loss per share — basic and diluted			11,544,051		13,568,369
Adjustment to reflect the weighted average effect of the assumed conversion of convertible preferred stock			36,567,950		38,200,090

Pro forma weighted average common shares used in calculating net loss per share — basic and diluted			48,112,001		51,768,459

Pro forma net loss per share —basic and diluted			$(0.52)		$(0.28)

Unaudited pro forma basic and diluted net loss per common share calculations for the year ended December 31, 2007 and the six months ended June 30, 2008 assume that all outstanding shares of convertible preferred stock will be converted using the as-if converted method, as of January 1, 2007 and January 1, 2008, respectively, or the date of issuance, if later. These calculations also assume that the

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

adjustment eliminates expenses recorded for re-measurement of the fair value of convertible preferred stock warrants.

The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per common share because including them would be anti-dilutive as of the end of each period presented.

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2008
				(unaudited)
Convertible preferred stock	27,241,129	27,324,769	38,200,090	38,200,090
Options to purchase common stock outstanding	1,995,762	2,502,930	4,890,508	5,966,746
Warrants to purchase convertible preferred stock	104,488	104,488	104,488	104,488
Unvested common shares subject to repurchase	6,605,466	4,603,092	2,911,547	2,032,958

	35,946,845	34,535,279	46,106,633	46,304,282

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement” (“SFAS No. 157”). This standard defines fair value, establishes the framework for measuring fair value in accounting principles generally accepted in the United States and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of SFAS No. 157 for certain non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the fiscal year beginning after November 15, 2007. Effective January 1, 2008, the Company implemented SFAS No. 157 for its financial assets and liabilities. The Company does not expect any significant impact on the results of operations or financial condition from the adoption of SFAS No. 157 for non-financial assets and financial liabilities.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (“SFAS No. 159”), which provides companies with an option to report certain financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Effective January 1, 2008, the Company adopted SFAS No. 159. The Company did not elect to measure any new assets and liabilities at their respective fair values.

In June 2007, the Emerging Issues Task Force reached a consensus on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF No. 07-3”). EITF No. 07-3 states that nonrefundable advance payments for future research and development activities should be deferred and recognized as an expense as the goods are delivered or the related services are performed. Entities should then continue to evaluate whether they expect the goods to be delivered or services to be rendered and, if an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF No. 07-3 is effective for new contracts entered into beginning January 1, 2008. The adoption of EITF No. 07-3 did not have an impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141R”), which replaces SFAS No. 141. SFAS No. 141R establishes principles and requirements for

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

how an acquiror recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired in a business combination. SFAS No. 141R also establishes disclosure requirements that enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 141R to have any significant impact on the results of its operations or financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (SFAS No. 160”). SFAS 160 changes the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. Early adoption is prohibited. The Company does not expect the adoption of SFAS No. 160 to have any significant impact on the results of its operations or financial condition.

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (SFAS No. 133).” SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The Company does not expect the adoption of SFAS No. 161 to have any significant impact on the results of its operations or financial condition.

3.    Balance Sheet Components

Cash, Cash Equivalents and Short-Term Investments

Cash, cash equivalents and short-term investments consisted of the following:

	Cost Basis	Unrealized Gains	Unrealized Loss	Fair Value
As of December 31, 2006:
Cash and cash equivalents	$15,538,312	$—	$—	$15,538,312

	Cost Basis	Unrealized Gains	Unrealized Loss	Fair Value

As of December 31, 2007:
Cash and cash equivalents	$2,416,864	$—	$—	$2,416,864
Commercial paper	5,417,130	—	—	5,417,130

Total cash and cash equivalents	$7,833,994	$—	$—	$7,833,994

Commercial paper	$7,067,508	$174	$—	$7,067,682
Corporate notes	10,546,083	—	(1,038)	10,545,045

Total short-term investments	$17,613,591	$174	$(1,038)	$17,612,727

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	Cost Basis	Unrealized Gains	Unrealized Loss	Fair Value

As of June 30, 2008 (unaudited):
Cash and cash equivalents	$14,726,264	$—	$—	$14,726,264

On January 1, 2008, the Company adopted the provisions of SFAS No. 157 for its financial assets and liabilities. As permitted by FSP 157-2, the Company elected to defer the adoption of SFAS No. 157 for its non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in its financial statements on a recurring basis (at least annually), until January 1, 2009. SFAS No. 157 provides a framework for measuring fair value under GAAP and requires expanded disclosures regarding fair value measurements. SFAS No. 157 defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 also establishes a fair value hierarchy which prioritizes the inputs used in measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis at June 30, 2008 by level within the fair value hierarchy. As required by SFAS 157, assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability:

	Balance at June 30, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(unaudited)
Assets
Money market funds	$14,726,264	$14,726,264	$—	$—

Liabilities
Convertible preferred stock warrant liability	$395,441	$—	$—	$395,441

The fair value of the Company’s money market funds and corporate notes are determined through market, observable and corroborated sources.

The changes in the value of the warrant liability is summarized below:

Fair value at December 31, 2007	$383,708
Change in fair value recorded in other expense	11,733

Fair value at June 30, 2008	$395,441

The valuation of warrant liability is discussed in Note 7.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Accounts Receivable

The following table is a rollforward of the changes in allowance for doubtful accounts for 2005, 2006, 2007 and the six months ended June 30, 2008 (unaudited):

	December 31,			June 30,
	2005	2006	2007	2008
				(unaudited)
Balance at beginning of year	$—	$27,153	$97,657	$217,599
Provisions recorded	27,153	70,504	162,407	(3,026)
Write-offs	—	—	(42,465)	(49,531)

Balance at end of year	$27,153	$97,657	$217,599	$165,042

Inventories, net

	December 31,		June 30,
	2006	2007	2008
			(unaudited)
Raw materials	$393,222	$618,163	$818,735
Work in process	515,910	217,613	574,815
Finished goods	201,888	836,983	1,044,681

	$1,111,020	$1,672,759	$2,438,231

Property and Equipment, net

	December 31,		June 30,
	2006	2007	2008
			(unaudited)
Laboratory machinery and equipment	$801,548	$1,191,536	$1,628,644
Leasehold improvements	330,848	330,848	335,426
Computer equipment and software	593,045	1,108,476	1,116,306
Furniture and fixtures	62,094	48,490	50,150

	1,787,535	2,679,350	3,130,526
Less: Accumulated depreciation and amortization	(354,627)	(850,428)	(1,181,319)

	$1,432,908	$1,828,922	$1,949,207

Depreciation and amortization expense for the years ended December 31, 2005, 2006 and 2007 was $51,985, $303,728 and $506,061, respectively. Depreciation expense for the six months ended June 30, 2007 and 2008 (unaudited) was $239,581 and $330,891, respectively.

Accrued Liabilities

	December 31,		June 30,
	2006	2007	2008
			(unaudited)
Accrued commissions	$413,014	$800,386	$1,436,138
Accrued paid time-off	330,520	627,943	920,862
Accrued bonuses	378,028	462,068	455,560
Accrued legal and accounting fees	74,689	131,529	426,845
Other accrued liabilities	861,297	862,632	1,369,432

	$2,057,548	$2,884,558	$4,608,837

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

4.    Related Party Transactions

In January 2007, the Company entered into a business services agreement with ExploraMed Development L.L.C., pursuant to which ExploraMed Development L.L.C. provides certain intellectual property and business-related services which currently consist of intellectual property consulting and support services. Payments to ExploraMed Development L.L.C. in 2007 under this agreement were $174,271. Payments to ExploraMed Development L.L.C. for the six months ended June 30, 2008 under this agreement were $71,393. Joshua Makower, M.D., Chairman of the board of directors, is President and Chief Executive Officer of ExploraMed Development L.L.C.

In September 2005, the Company entered into a business services agreement with ExploraMed II, pursuant to which ExploraMed II provided certain intellectual property and business-related services. Payments to ExploraMed II in 2005 and 2006 under this agreement were $23,958 and $403,083 respectively. This agreement was terminated upon execution of the ExploraMed Development L.L.C agreement disclosed above.

In connection with certain operating expenses paid by ExploraMed II on the Company’s behalf for the period from June 7, 2004 to August 2005, the Company issued a promissory note to ExploraMed II in the amount of up to $1.5 million under which approximately $1.2 million was borrowed. The Company fully repaid the principal in 2005. Interest payments in 2004 and 2005 under this Note were $17,010 and $30,920, respectively, and were fully paid.

The Company entered into a consulting agreement with Joshua Makower, M.D. on June 7, 2004, as amended on October 17, 2007, pursuant to which Dr. Makower is compensated for services that he provides, including assisting in the development of internal research and development programs, consulting on intellectual property strategy, providing a physician’s perspective on clinical studies and advising on external business development efforts. Payments to Dr. Makower under this agreement in 2005, 2006 and 2007 were $45,339, $95,034 and $102,145, respectively. Payments to Dr. Makower under this agreement for the six months ended June 30, 2008 and 2007 were $42,500 and $45,000, respectively.

5.    Commitments and Contingencies

Leases

The Company leases office and manufacturing space in Menlo Park California under non-cancelable operating leases with various expiration dates through 2010.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2007 are as follows:

Year Ending December 31,	Operating Leases
2008	$671,313
2009	695,390
2010	634,365

$2,001,068

The Company recognizes rent expense on a straight-line basis over the term of the lease. The difference between rent payable and rent expense on a straight-line basis is recorded as deferred rent and is amortized over the term of the lease. Rent expense was $179,033, $363,482 and $572,651, for the years ended December 31, 2005, 2006 and 2007, respectively. Rent expense was $280,944 and $335,305 for the six months ended June 30, 2007 and 2008 (unaudited), respectively.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the financial statements. However, the Company may record charges in the future as a result of an indemnification obligation.

In accordance with the Company’s amended and restated certificate of incorporation and amended and restated bylaws, the Company intends to enter indemnification agreements with its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date and the Company has a directors’ and officers’ liability policy that may enable it to recover a portion of amounts paid for future claims.

Contingencies

From time to time, the Company may incur certain contingent liabilities that arise in the ordinary course of business. The Company accrues a liability for such events when it is probable that loss will be incurred and such losses can be reasonably estimated.

Litigation Settlement

In September 2007, the Company settled an intellectual property lawsuit. As consideration for the release of all claims against the Company and acquisition by the Company of certain patent applications, the Company paid $1,500,000 and agreed to pay $150,000 and $200,000 on the first and second anniversary of the settlement date, and will pay $250,000 on the third through seventeenth anniversary dates of the agreement.

The present value of cash outflows required by the terms of the settlement was $3,200,000, which consisted primarily of $2,650,000 for avoidance of legal fees and patent applications with an estimated fair value of $550,000. The present value of future cash flows was computed using a 10.53% discount rate. Due to the uncertainty of the intellectual property applications ultimately becoming issued patents in combination with the absence of products utilizing such applications, the estimated fair value of the intellectual property applications was expensed as a part of the overall settlement. If these applications become issued patents and are utilized in commercialized products, then the Company will be obligated to pay certain royalties on sales of such products.

In connection with the settlement, the Company entered into a supply agreement commencing on January 1, 2008, to purchase its requirements of a certain component for a period of seven years. The key terms of the supply agreement, such as the product’s price, availability and functional characteristics, were substantially equivalent to those readily available from alternative suppliers.

Both the settlement costs and the fair value of certain patent applications were expensed in 2006 because the litigation was on-going as of December 31, 2006. No litigation settlement expense was incurred in the years ended December 31, 2005 and 2007, nor was any litigation settlement expense incurred for the six months ended June 30, 2007 (unaudited) and 2008 (unaudited).

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

6.    Notes Payable

In March 2008, the Company entered into a loan and security agreement for a debt finance facility totaling $12,500,000, consisting of two term loans totaling $7,500,000 and an accounts receivable line of credit for up to $5,000,000. The first term loan in the amount of $3,500,000 was drawn on March 31, 2008 and the second term loan must be drawn no later than September 30, 2008. The first term loan has a repayment term of 42 months from the date of draw and the second term loan has a repayment term of 39 months from the date of draw. Both term loans bear interest at the lender’s prime rate plus 2.5% with a floor of 8.5%. As of June 30, 2008, the term loan had a rate of 8.5%. The first term loan will be followed by a six-month interest only period, the second term loan will be followed by a three-month interest only period and 2% of the amount drawn is due at the end of each amortization period. The accounts receivable line of credit is a revolving facility, bears an interest rate of the lender’s prime rate plus a range between 1.25% and 2.25%, and must be renewed every two years. As of June 30, 2008, the Company had $4,000,000 (unaudited) available under the accounts receivable line of credit.

As of June 30, 2008 (unaudited), future principal payments under this note payable are as follows:

For the periods ending December 31,
2008	$239,446
2009	1,066,178
2010	1,171,061
2011	1,023,315

$3,500,000

The loan and security agreement entered in March 2008 contains financial covenants that require the Company to attain quarterly minimum revenue in 2008 and maintain minimum tangible net worth requirements throughout the term of the agreement. As collateral for the agreement, the Company has granted the lender a security interest in substantially all the assets of the Company, except intellectual property, and has agreed to maintain its operating cash and investment accounts with the lender. Additionally, the agreement limits the Company’s ability to transfer or dispose of assets, merge with or acquire other companies, make investments, pay dividends or incur additional debt. As of June 30, 2008, the Company has met the financial covenants and obligations under the agreement.

In August 2005, the Company entered into a loan and security agreement providing for the establishment of debt financing for up to $6,000,000, consisting of $1,000,000 in property and equipment purchases, $2,000,000 in a revolving line of credit and $3,000,000 in a growth capital loan. Borrowings for property and equipment bear an interest rate that is the greater of 6.5% or the finance company’s basic rate and are repayable in equal monthly installments over a period of 36 months. The borrowings under the revolving line bear interest at the finance company’s prime rate plus 1% and are repayable within 24 months. In connection with the loan agreement, the Company issued warrants during 2005 to purchase 91,346 and 13,142 shares of Series A and Series B convertible preferred stock (see Note 7), respectively.

The Company drew $516,281 in 2005 and $483,719 in 2006 for a total of $1,000,000 for property and equipment purchases, but did not utilize any of the revolving line of credit nor the growth capital loan. The draw period for the equipment financing expired on April 30, 2006, advances on the growth capital loan expired on September 30, 2006 and the draw period for the revolving line of credit expired upon completion of the loan and security agreement in March 2008. As of December 31, 2006, 2007 and June 30, 2008 (unaudited), $804,352, $489,222 and $321,292, respectively, were outstanding under this finance facility. As of June 30, 2008, the interest rate on the property and equipment financing was 7.12%.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The remaining future principle payments under the notes are as follows:

	December 31, 2007	June 30, 2008
		(unaudited)
2008	$343,173	$175,243
2009	146,049	146,049

	$489,222	$321,292

The Company’s obligations under the notes are collateralized by the Company’s assets, other than the Company’s intellectual property.

7.    Convertible Preferred Stock

Under the Company’s Certificate of Incorporation, as amended, convertible preferred stock is issuable in series and the Company’s Board of Directors is authorized to determine the rights, preferences and privileges of each series.

As of December 31, 2006, convertible preferred stock consisted of the following:

	Shares		Carrying Value	Preferential Liquidation Value
	Authorized	Issued and Outstanding
Series A	14,071,484	13,980,138	$14,489,466	$14,539,344
Series B	13,500,000	13,344,631	27,966,646	28,023,725

	27,571,484	27,324,769	$42,456,112	$42,563,069

At December 31, 2007, convertible preferred stock consisted of the following:

	Shares		Carrying Value	Preferential Liquidation Value
	Authorized	Issued and Outstanding
Series A	14,071,484	13,980,138	$14,489,466	$14,539,344
Series B	13,344,631	13,344,631	27,966,646	28,023,725
Series C	11,000,000	10,875,321	34,906,782	34,996,783

	38,416,115	38,200,090	$77,362,894	$77,559,852

At June 30, 2008 (unaudited), convertible preferred stock consisted of the following:

	Shares		Carrying Value	Preferential Liquidation Value
	Authorized	Issued and Outstanding
Series A	14,071,484	13,980,138	$14,489,466	$14,539,344
Series B	13,357,773	13,344,631	27,966,646	28,023,725
Series C	11,000,000	10,875,321	34,906,782	34,996,783

	38,429,257	38,200,090	$77,362,894	$77,559,852

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The rights, preferences and privileges of convertible preferred stock are as follows:

Voting

The holder of each share of Series A, Series B and Series C convertible preferred stock is entitled to the number of votes equal to the number of shares of the common stock into which each share of the convertible preferred stock could be converted on the record date for the vote and has voting rights and powers equal to the voting rights and powers of holders of common stock. Fractional votes are not permitted and any fractional voting rights will be rounded to the nearest whole number.

Dividends

The holders of the outstanding shares of Series A, Series B and Series C convertible preferred stock are entitled to receive, when and if declared by the Board of Directors, noncumulative dividends out of the Company’s assets legally available at the rate of $0.0832, $0.168 and $0.257 per annum, respectively, prior to any payment of any dividend on the common stock. The holders of Series A, Series B and Series C convertible preferred stock will also be entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on number of shares of common stock held on an as-if converted basis.

Conversion Rights

Each share of Series A, Series B and Series C convertible preferred stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. Each share of convertible preferred stock is convertible into the number of fully-paid and non-assessable shares of common stock which results from dividing the “Conversion Price” per share in effect for such series of convertible preferred stock at the time of conversion into the “Conversion Value” per share of such series of convertible preferred stock. The initial conversion price and conversion value of Series A, Series B and Series C are $1.04, $2.10 and $3.22 per share, respectively.

Each share of Series A, Series B and Series C convertible preferred stock will automatically be converted into shares of common stock at the then applicable conversion rate for such series immediately upon (i) the closing of an underwritten public offering pursuant to an effective registration statement under the Security Act of 1933, as amended, covering the Company’s common stock with an initial public offering price of at least $6.436 per share and with aggregate proceeds of at least $30,000,000; or (ii) the date specified by written consent or agreement of the holders of at least 66 2/3% of the outstanding shares of convertible preferred stock voting together as a single class.

On May 14, 2008, the Board of Directors approved, and on June 2, 2008, the stockholders approved, an amended and restated certificate of incorporation. As a result of this amendment, the automatic conversion feature that specified a price of at least $6.436 per share has been removed from the automatic conversion terms of the Company’s convertible preferred stock. This amendment will become effective immediately prior to the effectiveness of the Company’s initial public offering.

Liquidation Rights

Upon liquidation, dissolution or winding up of the Company, the holders of the Series A, Series B and Series C convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of shares of common stock, an amount equal to $1.04 per share for each share of Series A convertible preferred stock, $2.10 per share for each

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

share of Series B convertible preferred stock and $3.22 per share for each share of Series C convertible preferred stock, plus any declared but unpaid dividends on such share (“liquidation preference”). After the payment of the liquidation preference, all remaining assets available for distribution, if any, shall be distributed among the holders of common stock. If available assets are insufficient to pay the full liquidation preference, the available assets will be distributed pro rata to the holders of Series A, Series B and Series C convertible preferred stock.

Deemed Liquidation

A merger, consolidation or sale of all or substantially all of the assets of the Company that results in the Company’s stockholders immediately prior to such transaction possessing less than 50% of the surviving entity shall be deemed to be a liquidation.

Warrants for Convertible Preferred Stock

In 2005, in connection with an equipment finance facility, the Company issued warrants (see Note 6) to purchase 91,346 and 13,142 shares of Series A and Series B convertible preferred stock, with exercise prices of $1.04 and $1.52 per share, respectively. The fair value of the warrants of $57,549 was recorded as a liability under FSP No. 150-5 “Issuer’s Accounting under FASB Statement No. 150 for Free-standing Warrants and Other Instruments on Shares that are Redeemable” on the date of issuance.

Convertible preferred stock warrants outstanding at December 31, 2007 were as follows:

Issuance Date	Convertible Preferred Stock	Expiration Date	Exercise Price	Number of Shares Outstanding Under Warrants
August 19, 2005	Series A	August 19, 2012	$1.04	91,346
August 19, 2005	Series B	August 19, 2012	$1.52	13,142

				104,488

During the six months ended June 30, 2008 (unaudited), there were no changes to the number of underlying shares outstanding under warrants.

The Company used a Black-Scholes option pricing model to estimate the fair value of the convertible preferred stock warrants in each reporting period. During the years ended December 31, 2005, 2006 and 2007, additional amounts of $106,292, $81,112 and $138,755, respectively, were charged to other expense due to the increase in the fair value. During the six months ended June 30, 2007 and 2008 (unaudited), additional amounts of $61,626 and $11,733 were charged to other expense due to the increase in the fair value. The assumptions used to value the convertible preferred stock warrants were as follows:

	December 31,			June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Contractual life (years)	7	6	5	5	4
Expected volatility	50%	50%	57%	57%	57%
Risk-free interest rate	4.60%	4.60%	4.04%	4.50%	3.02%
Dividend yield	0%	0%	0%	0%	0%

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Each warrant to purchase Series A and Series B convertible preferred stock will automatically be converted into warrants to purchase shares of common stock at the then applicable conversion rate for such series immediately upon the closing of a qualifying initial public offering.

8.    Common Stock

The Certificate of Incorporation, as amended, authorizes the Company to issue 65,000,000 shares of $0.001 par value common stock. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends when funds are legally available and when declared by the Board of Directors, subject to the preferential rights of holders of convertible preferred stock.

In connection with the issuance of founders stock and early exercise of stock options, the Company entered into restricted stock agreements with certain common stockholders. Pursuant to these agreements, the Company has the right, but not the obligation, to repurchase the unvested shares of common stock upon termination of employment at the original purchase price. The repurchase rights with respect to founder stock and the early exercises of stock options lapse over the vesting period, which is generally four years. As of December 31, 2005, 2006 and 2007, 6,605,466, 4,603,092 and 2,911,547 shares of common stock were subject to repurchase by the Company, respectively. As of June 30, 2007 (unaudited) and 2008 (unaudited), 4,248,860 and 2,032,958 shares of common stock were subject to repurchase by the Company, respectively. Common stock subject to repurchase rights by the Company, have been excluded from the calculation of weighted average shares outstanding.

During the years ended December 31, 2006, 2007 and the six months ended June 30, 2008 (unaudited), total cash received for exercise of options, net of repurchases, was $221,592, $749,683 and $370,781, respectively. A portion of these cash receipts represents a refundable deposit and was recorded as a liability in the Company’s financial statements, which is reclassified to additional paid-in-capital as the underlying shares vest.

During the years ended December 31, 2005, 2006 and 2007, the Company issued 108,372, 95,872 and 31,075 shares of common stock to certain consultants for services rendered, respectively. Compensation expense of $20,255, $20,133 and $62,150 was recorded for the years ended December 31, 2005, 2006 and 2007, respectively. During the six months ended June 30, 2007 and 2008 (unaudited), the Company did not issue any shares of common stock to consultants for services rendered and there was no related compensation expense during these periods.

The Company has reserved shares of common stock for future issuance as follows:

	December 31,		June 30,
	2006	2007	2008
			(unaudited)
Convertible preferred stock	27,541,484	38,416,115	38,429,257
Stock options outstanding	2,502,930	4,890,508	5,966,746
Stock options available for future grants	2,111,458	2,210,897	869,557
Warrants to purchase convertible preferred stock	104,488	104,488	104,488

	32,260,360	45,622,008	45,370,048

9.    Stock Options

In 2005, the Company established its 2005 Stock Option Plan (the “Plan”) which provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

may be either incentive stock options (“ISOs”) or non-qualified stock options (“NSOs”). ISOs may be granted only to Company employees, including officers and directors who are also employees. NSOs may be granted to Company employees and consultants. The Company has reserved 12,650,000 shares of common stock for issuance under the Plan.

Options under the Plan may be granted for periods of up to ten years. The exercise price of an ISO and NSO for holders of more than 10% of the voting power of all classes of stock of the Company shall be no less than 110% of the fair market value per share of the date of grant as determined by the Board of Directors. The exercise price of an ISO and NSO for all other holders shall be no less than 100% and 85%, respectively, of the fair market value per share on the date of grant as determined by the Board of Directors. To date, options granted to newly hired employees generally vest over four years at a rate of 25% upon the first anniversary of the issuance date and 1/48th per month thereafter. Additionally, stock options are granted to existing employees as a part of the overall compensation program and vest monthly over a 48 month term.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Activity under the Company’s stock option plan is as follows:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Balance, December 31, 2004	—	—	$—
Reserved	7,000,000	—	—
Options granted	(5,322,473)	5,322,473	0.15
Options exercised	—	(3,291,711)	0.12
Options canceled	35,000	(35,000)	0.17

Balance, December 31, 2005	1,712,527	1,995,762	0.20
Reserved	2,000,000	—
Options granted	(1,971,000)	1,971,000	0.21
Options exercised	—	(1,128,276)	0.20
Shares repurchased	34,375	—	0.20
Options canceled	335,556	(335,556)	0.20

Balance, December 31, 2006	2,111,458	2,502,930	0.20	9.19	$738,850
Reserved	3,650,000	—
Options granted	(3,938,318)	3,938,318	1.33
Options exercised	—	(1,236,547)	0.62
Shares repurchased	73,564	—	0.18
Options canceled	314,193	(314,193)	0.40

Balance, December 31, 2007	2,210,897	4,890,508	1.00	9.12	13,373,084
Options granted (unaudited)	(1,465,500)	1,465,500	3.62
Options exercised (unaudited)	—	(307,094)	1.26
Shares repurchased (unaudited)	41,992	—	0.37
Options canceled (unaudited)	82,168	(82,168)	1.30

Balance, June 30, 2008 (unaudited)	869,557	5,966,746	$1.62	8.89	$14,722,726

Vested and expected to vest, December 31, 2007		4,717,452	$0.99	9.12	$12,930,191

Vested and expected to vest, June 30, 2008 (unaudited)		5,773,085	$1.61	8.88	$14,305,703

The Company has computed the aggregate intrinsic value amounts disclosed in the above table based upon the difference between the exercise price of the options and the Company’s estimates of fair value of the Company’s common stock of $3.73 and $4.09 per share at December 31, 2007 and June 30, 2008 (unaudited), respectively.

The weighted average estimated fair value of employee stock options granted during the year ended December 31, 2007 and December 31, 2006 was $1.67 per share and $0.23 per share, respectively. The weighted average estimated fair value of employee stock options granted in the six months ended June 30, 2008 (unaudited) and June 30, 2007 (unaudited) was $2.62 per share and $0.55 per share, respectively.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The aggregate intrinsic value of options exercised during the year ended December 31, 2006, December 31, 2007 and the six months ended June 30, 2007 and 2008 (unaudited) was $193,810, $440,171, $231,387 and $803,382, respectively. The fair value of options granted during the year ended December 31, 2007 and the six months ended June 30, 2008 (unaudited) was $6,235,198 and $3,832,903, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2007 and six months ended as of June 30, 2008 (unaudited):

	Options Outstanding and Exercisable at June 30, 2008 (unaudited)			Options Vested and Exercisable at June 30, 2008 (unaudited)
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value	Number Vested	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.11	95,000	6.92	$378,100	74,166		$0.11	$295,181
0.21	1,421,459	7.70	5,515,261	829,294		0.21	3,217,661
0.55	573,937	8.57	2,031,737	205,919		0.55	728,953
1.20	1,242,500	9.07	3,590,825	265,096		1.20	766,127
2.00	1,215,850	9.44	2,541,127	142,289		2.00	297,384
3.62	1,378,750	9.70	648,013	97,719		3.62	45,928
3.64	39,250	9.79	17,663	312		3.64	140

	5,966,746	8.89	$14,722,726	1,614,795	8.21	$0.78	$5,351,374

	Options Outstanding and Exercisable at December 31, 2007			Options Vested and Exercisable at December 31, 2007
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value	Number Vested	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.11	130,362	7.52	$471,910	82,861		$0.11	$299,957
0.21	1,529,959	8.21	5,385,456	726,156		0.21	2,556,069
0.55	603,237	9.07	1,918,294	118,956		0.55	378,280
1.20	1,316,000	9.56	3,329,480	73,433		1.20	185,785
2.00	1,310,950	9.93	2,267,944	208		2.00	360

	4,890,508	9.12	$13,373,084	1,001,614	8.29	$0.32	$3,420,451

On January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123R”), which supersedes its previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation. The model requires management to make a number of assumptions including the expected life of the option, the volatility of the underlying stock, the risk-free interest rate, and expected dividends.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The following assumptions were used as inputs into the Black-Scholes option pricing model:

	Years Ended December 31,		Six Months Ended June 30,
	2006	2007	2007	2008
			(unaudited)	(unaudited)
Expected term (years)	3.52	5.62	5.62	5.63
Expected volatility	50.00%	67.00%	67.00%	67.00%
Risk-free interest rate	4.60%	4.04%	4.55%	2.51%
Dividend yield	—	—	—	—

Expected Term

The expected term of stock options represents the weighted-average period that the stock options are expected to remain outstanding. Because the Company’s stock price history consists predominately of fair values commensurate with the risk of early stage of development and a significant proportion of employees have elected early exercise of unvested options, management believes that the Company’s historical exercise patterns are not a reliable estimator of the forward looking expected term of options. Therefore, the Company estimated expected term based on the average expected term used by a peer group of publicly traded medical device companies. This peer group was selected by the Company using criteria including similar industry, similar revenue and market capitalization.

Volatility

The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company is still privately owned and does not have any trading history for the Company’s common stock. The Company will analyze the volatility and expected term assumptions when publicly traded historical data for the Company’s common stock becomes available.

Risk-Free Interest Rate

The risk-free interest rate assumption is based on the U.S. Treasury instruments that had terms consistent with the expected terms of the Company’s stock options.

Dividend Yield

The expected dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

Forfeitures

SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

Stock Price

During 2007 and the six months ended June 30, 2008, the Board of Directors granted stock options with an exercise price equal to the then estimated fair value of Company’s common stock on the date of grant. In the absence of a public trading market for the Company’s common stock, the Board of Directors set the fair value of the Company’s common stock, based on its reasonable determination after considering the information available at the time of the grant.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The following table sets forth information regarding the historical trend of options granted to employees and non-employees, the exercise price, and the fair value of the Company’s stock for 2007 and the six months ended June 30, 2008 (unaudited):

	Number of Shares Granted	Per Share Exercise Price of Options Granted	Fair Value of Common Stock		Intrinsic Value per Share	Aggregate Intrinsic Value
January 22, 2007	633,006	$0.55	$0.55		$—	$—
February 7, 2007	185,362	0.55	0.55		—	—
April 4, 2007	993,500	1.20	1.20		—	—
July 10, 2007	171,500	1.20	2.06	*	0.86	147,490
October 30, 2007	642,500	1.20	3.30	*	2.10	1,349,250
December 7, 2007	1,312,450	2.00	3.73	*	1.73	2,270,539
March 14, 2008 (unaudited)	1,421,250	3.62	4.09	*	0.47	667,988
April 15, 2008 (unaudited)	44,250	3.64	4.09	*	0.45	19,913

*	The fair value of common stock was re-assessed to this value from $1.20 per share in July and October 2007, $2.00 per share in December 2007, $3.62 per share in March 2008, and $3.64 in April 2008.

In January 2008, the Board of Directors authorized management to commence preparations for a possible public offering of the Company’s common stock. In connection with such preparations, the Company conducted a retrospective analysis to re-assess the value of the Company’s common stock based on probability weighted estimates of the likely magnitude and timeframes of possible values of the Company’s stock at various initial public offering prices with particular emphasis on then-current and near-term stock market conditions, as well as overall macro-economic factors. The analysis also considered the value of the Company’s common stock in other possible outcomes such as strategic sale and remaining a private company. Based on this analysis, for the purposes of recording compensation expense under SFAS 123R, the re-assessed values were used as inputs for the value of the common stock into the Black-Scholes option pricing model.

In estimating the fair value of the common stock, the board also considered a variety of quantitative and qualitative factors, including (i) the fair market value of the stock of comparable publicly-traded companies, (ii) net present value of the Company’s projected earnings, (iii) third-party transactions involving the Company’s convertible preferred stock, (iv) liquidation preferences of the Company’s preferred stock and the likelihood of conversion of the preferred stock, (v) changes in the Company’s business operations, financial condition and results of operations over time, including sales growth, cash balances and burn-rate, (vi) the status of new product development and (vii) overall market and economic conditions.

Employee stock-based compensation expense recognized under SFAS 123R for the years ended December 31, 2006 and 2007 was $77,327 and $1,067,625. Employee stock-based compensation expense recognized under SFAS 123R for the six months ended June 30, 2007 and 2008 (unaudited) was $291,809 and $2,748,548, respectively.

As of December 31, 2007 and June 30, 2008 (unaudited), the unrecognized stock-based compensation balance related to employee stock options was $4,914,252 and $5,662,180, respectively and after estimated forfeitures. As of December 31, 2007 and June 30, 2008 (unaudited), this unrecorded stock-based compensation expense will be recognized ratably over the weighted average remaining vesting period of 2.9 and 2.7 years, respectively.

The valuations were based on estimates, judgments and other assumptions, including the selection of valuation models, comparable companies, future earnings and time to liquidity event. If different estimates and assumptions had been used, the valuations would have been different.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Stock Options Granted to Non-Employees

During the years ended December 31, 2005, 2006 and 2007, the Company granted options to purchase 160,146, 125,000 and 215,000 shares of common stock options to non-employees, respectively, at exercise prices from $0.21 to $2.00 per share. During the six months ended June 30, 2007 and 2008 (unaudited), the Company granted options to purchase 117,500 and 2,000 shares of common stock options to non-employees at exercise prices of $0.55 to $3.62 per share, respectively. The Company estimated the fair value of options granted to non-employees using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Weighted average remaining contractual term (years)	9.70	9.10	8.60	9.22	8.61
Expected volatility	60.00%	60.00%	76.43%	76.43%	76.43%
Risk-free interest rate	4.32%	4.92%	4.12%	5.03%	4.11%
Dividend yield	—	—	—	—	—

Compensation expense related to non-employee options for the years ended December 31, 2005, 2006 and 2007 was $6,315, $43,595 and $643,543, respectively. Compensation expense related to non-employee options for the six months ended June 30, 2007 and 2008 (unaudited) was $139,192 and $290,292, respectively.

Deferred Stock-Based Compensation

Prior to the adoption of SFAS 123R, the Company used the intrinsic value method in accounting for employee stock options, and presented disclosure of pro forma information as if the Company had accounted for stock-based compensation using the fair value method. The Company elected to adopt the prospective application method as provided by SFAS 123R. Accordingly, previously reported amounts have not been restated. During the years ended December 31, 2005, 2006 and 2007, the Company recognized employee stock-based compensation expense of $14,115, $32,849 and $32,849, respectively, under APB No. 25 related to stock options previously issued with exercise prices below the deemed fair market value of our common stock at the date of grant. During the six months ended June 30, 2007 and 2008 (unaudited), the Company recognized employee stock-based compensation expense related to stock options previously issued with exercise prices below the deemed fair market value of common stock at the date of grant of $16,425 for both periods, under APB No. 25.

Total Stock Based Compensation Expense

The following table sets forth the amounts recognized as expense for all stock based compensation:

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Cost of revenue	$—	$16,318	$66,042	$17,900	$193,378
Research and development	—	17,026	310,156	87,324	542,225
Sales and marketing	—	33,343	882,065	185,670	1,239,701
General and administrative	20,430	87,084	485,754	156,532	1,079,961

	$20,430	$153,771	$1,744,017	$447,426	$3,055,265

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

10.    Employee Benefit Plans

401k Plan

On January 1, 2006, the Company implemented a Section 401(k) Plan. The 401(k) Plan provides participating employees with an opportunity to accumulate funds for retirement and hardships. Eligible participants may contribute up to 100% of their eligible earnings to the Plan. The Company has not matched employee contributions since the implementation of the 401(k) Plan.

2008 Equity Incentive Plan

On May 14, 2008, the Board of Directors adopted, and on June 2, 2008, the stockholders approved, the 2008 Equity Incentive Plan. A total of 6,000,000 shares of common stock were reserved for issuance pursuant to the 2008 Equity Incentive Plan. The 2008 Equity Incentive Plan will become effective upon the closing of the Company’s initial public offering.

2008 Employee Stock Purchase Plan

On May 14, 2008, the Board of Directors adopted, and on June 2, 2008, the stockholders approved, the 2008 Employee Stock Purchase Plan. A total of 500,000 shares of common stock were reserved for issuance pursuant to the 2008 Employee Stock Purchase Plan. The 2008 Employee Stock Purchase Plan will become effective upon the closing of the Company’s initial public offering.

11.    Income Taxes

Due to the Company’s operating losses, there was no provision for federal or state income taxes for the years ended December 31, 2005, 2006 and 2007. The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets at December 31, 2006 and 2007 are as follows:

	December 31,
	2006	2007
Net operating loss carryforwards	$7,832,000	$17,176,000
Research and development credits	555,000	1,044,000
Capitalized start up costs	1,397,000	1,305,000
Accruals and reserves	1,551,000	1,651,000

	11,335,000	21,176,000
Valuation allowance	(11,335,000)	(21,176,000)

Net deferred tax assets	$—	$—

Due to uncertainties surrounding the realization of deferred tax assets through future taxable income, the Company has provided a full valuation allowance and, therefore, has not recognized any benefits from the net operating losses and other deferred tax assets. The valuation allowance increased $3,129,000, $7,687,000 and $9,841,000 during the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2007, the Company had net operating loss carryforwards of approximately $43,982,000 and $42,418,000 available to reduce future taxable income, if any, for Federal and state income tax purposes, respectively. The federal net operating loss carryforward begins expiring in 2025, and the state net operating loss carryforward begins expiring in 2015.

ACCLARENT, INC.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007, the Company had research and development credit carryforwards of approximately $616,000 and $648,000 available to reduce future taxable income, if any, for federal and state income tax purposes, respectively. The federal credit carryforwards begin expiring in 2025 and the state credits carryforward indefinitely.

The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be limited.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, “Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes” (“FIN 48”). FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, a tax position must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such a tax position must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

FIN 48 became effective for us on January 1, 2007. The effect of adopting FIN 48 on January 1, 2007 resulted in no FIN 48 liability on our balance sheet. The Company had no unrecognized tax benefits recorded as of January 1, 2007. There are open statutes of limitations for taxing authorities in federal and state jurisdictions to audit us for the year of inception through the current period. Interest and penalties are zero and our policy is to account for interest and penalties in tax expense on the income statement. Because we had provided a full valuation allowance on all of our deferred tax assets, the adoption of FIN 48 had no impact on our effective tax rate. We had no unrecognized tax benefits at June 30, 2008, and we do not expect any material changes in the next twelve months.

Tax Rate Reconciliation

The Company’s effective tax rate differs from the U.S. federal statutory rate as follows:

	Years Ended December 31,
	2005	2006	2007
Federal tax provision at statutory rate	34.00%	34.00%	34.00%
State tax provision, net of federal impact	5.83	4.70	5.35
Permanent difference due to non-deductible expenses	(0.35)	(0.90)	(2.11)
Other	0.99	1.67	2.11
Valuation allowance	(40.47)	(39.47)	(39.35)

Effective tax rate	0.00%	0.00%	0.00%

             Shares

ACCLARENT, INC.

Common Stock

PROSPECTUS

Until                     , 2008 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

JPMorgan	Piper Jaffray

Leerink Swann	RBC Capital Markets

The date of this prospectus is             , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Acclarent, Inc. in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee and the FINRA filing fee.

	Amount to be paid
SEC registration fee		$3,390
FINRA filing fee		9,125
NYSE Arca or NASDAQ Global Market listing fee			*
Blue Sky fees and expenses		10,000
Printing and Engraving expenses		250,000
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer Agent and Registrar fees		5,000
Miscellaneous			*

Total	$		*

*	To be completed by amendment.

ITEM 14. Indemnification of Directors and Officers.

On completion of this offering, our amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Our amended and restated certificate of incorporation and bylaws will provide that we shall indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

We plan to enter into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of our company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

ITEM 15. Recent Sales of Unregistered Securities.

(a)	In the past three years, we have issued and sold the following securities as adjusted for the - for- reverse stock split:

1.	From June 30, 2005 to June 30, 2008, we issued and sold to our employees, directors and consultants an aggregate of 5,963,628 shares of our common stock pursuant to option exercises under our 2005 Stock Plan at prices ranging from $0.11 to $3.64 per share for gross proceeds of approximately $1,783,615.

2.	On November 16, 2005, we issued and sold to seven accredited investors an aggregate of 11,938,386 shares of our Series B convertible preferred stock at a price of $2.10 per share for gross proceeds of approximately $25,070,611. On December 20, 2005, we issued and sold to 53 accredited investors an aggregate of 1,322,605 shares of our Series B convertible preferred stock at a price of $2.10 per share for gross proceeds of approximately $2,777,471. On February 22, 2006, we issued and sold to nine accredited investors an aggregate of 83,640 shares of our Series B convertible preferred stock at a price of $2.10 per share for gross proceeds of approximately $175,644.

3.	On February 23, 2007, we issued and sold to 11 accredited investors an aggregate of 10,452,147 shares of our Series C convertible preferred stock at a price of $3.218 per share for gross proceeds of approximately $33,635,009. On March 15, 2007, we issued and sold to seven accredited investors an aggregate of 423,174 shares of our Series C convertible preferred stock at a price of $3.218 per share for gross proceeds of approximately $1,361,774.

4.	On September 22, 2005, we issued and sold to one investor 25,000 shares of our common stock pursuant to a common stock purchase agreement at a price of $0.11 per share for gross proceeds of approximately $2,750.

5.	On December 31, 2005, we issued and sold to one investor 83,372 shares of our common stock pursuant to a restricted stock purchase agreement at a price of $0.21 per share for an aggregate purchase price of approximately $17,508. On June 1, 2006 we issued and sold to one investor an additional 83,372 shares of our common stock pursuant to a restricted stock purchase agreement at a price of $0.21 per share for an aggregate purchase price of approximately $17,508.

6.	On October 20, 2006, we issued and sold to one investor 1,250 shares of our common stock pursuant to a stockholder’s agreement at a price of $0.21 per share for an aggregate purchase price of approximately $263.

7.	On November 6, 2006, we issued and sold to one investor 11,250 shares of our common stock pursuant to a stockholder’s agreement at a price of $0.21 per share for an aggregate purchase price of approximately $2,363.

8.	On December 30, 2007, we issued and sold to one investor 31,075 shares of our common stock pursuant to a restricted stock purchase agreement at a price of $2.00 per share for an aggregate purchase price of approximately $62,150.

The sales and issuances of restricted securities in the transactions described in paragraphs 1 through 8 above were deemed to be exempt from registration under the Securities Act in reliance upon the following exemptions:

•

with respect to the transactions described in paragraph 1, Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701;

•

with respect to the transactions described in paragraph 2 and 3, Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The recipients of securities in the transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. The sales of these securities were made without general solicitation or advertising. All recipients were accredited investors or had adequate access, through their relationship with us, to information about us; and

•

with respect to the transactions described in paragraph 4 through 8, Section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering. The recipients of securities in the transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. The sales of these securities were made without general solicitation or advertising. All recipients were accredited investors or had adequate access, through their relationship with us, to information about us.

(b)	From June 30, 2005 through June 30, 2008, we granted to our employees and consultants options to purchase an aggregate of 10,899,702 shares of our common stock under our 2005 Stock Plan at prices ranging from $0.11 to $3.64 per share for gross proceeds of approximately $11,573,980.

The sales and issuances of securities in the transactions described in the above paragraph were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701.

(c)	On August 19, 2005, pursuant to the terms of a loan and security agreement we issued warrants to Silicon Valley Bank and Gold Hill Venture Lending 03, LP to purchase initially 91,346 shares of Series A convertible preferred stock. On November 16, 2005 Silicon Valley Bank was given an additional right to purchase 13,142 shares of Series B convertible preferred stock pursuant to the terms of their aforementioned warrant.

The sales and issuances of securities in the transactions described in the above paragraph were deemed to be exempt from registration under Section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering. The recipients of securities in the transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. The sales of these securities were made without general solicitation or advertising. All recipients were accredited investors or had adequate access, through their relationship with us, to information about us.

(d)	There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15.

ITEM 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.

3.2**	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.

Exhibit Number	Description

3.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective immediately prior to the completion of the offering.

3.4**	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.

3.5**	Bylaws of the Registrant.

3.6**	Form of Amended and Restated Bylaws of the Registrant to be effective upon closing of the offering.

4.1*	Specimen Common Stock certificate of the Registrant.

4.2**	Amended and Restated Investors’ Rights Agreement, dated February 23, 2007, by and among the Registrant and certain stockholders, as amended on June 2, 2008.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1**	Form of Indemnification Agreement for directors and officers.

10.2**	2005 Stock Plan and forms of agreements used thereunder.

10.3**	2008 Equity Incentive Plan and forms of agreements used thereunder.

10.4**	2008 Employee Stock Purchase Plan and forms of agreements used thereunder.

10.5**	Lease dated June 8, 2005, by and between the Registrant and Menlo Business Park, LLC and amendments thereto as currently in effect.

10.6**	Month to Month Tenancy Agreement dated April 26, 2007, by and between the Registrant and Menlo Business Park, LLC.

10.7**	Form of Change of Control Severance Agreement for Officers.

10.8†	Manufacturing Agreement dated November 22, 2005, by and between the Registrant and Lake Region Manufacturing, Inc. and amendments thereto as currently in effect.

10.9†	Manufacture and Supply Agreement dated September 8, 2005, by and between the Registrant and Advanced Polymers, Inc. and amendments thereto as currently in effect.

10.10†	Supply Agreement dated October 11, 2007, by and between the Registrant and Asahi Intecc USA, Inc.

10.11†	Requirements Supply Agreement dated September 7, 2007, by and between the Registrant and Atrion Medical Products, Inc.

10.12**	Loan and Security Agreement dated August 19, 2005, by and between the Registrant, Gold Hill Venture Lending 03, LP and Silicon Valley Bank.

10.13	Loan and Security Agreement dated March 28, 2008, by and between the Registrant and Silicon Valley Bank.

10.14**	Consulting Agreement by and between the Registrant and Joshua Makower dated June 7, 2004, as amended on October 19, 2007.

10.15	Business Services Agreement dated January 1, 2007, by and between the Registrant and Exploramed Development, L.L.C.

10.16	Amendment dated March 28, 2008 to Loan and Security Agreement and Intercreditor Agreement, by and between Registrant, Silicon Valley Bank and Gold Hill Venture Lending 03, LP.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

23.3**	Consent of Millennium Research Group.

24.1**	Power of Attorney (see page II-7).

*	To be filed by amendment.

**	Previously filed.

†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the SEC.

(b)	Financial Statement Schedules

Schedules not listed are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

ITEM 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on the 7th day of August, 2008.

Acclarent, Inc.

By:	/S/ WILLIAM M. FACTEAU
William M. Facteau President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ WILLIAM M. FACTEAU William M. Facteau	President and Chief Executive Officer, Director	August 7, 2008

/S/ GEORGE A. HARTER, JR. George A. Harter, Jr.	Chief Financial Officer (principal financial officer and principal accounting officer)	August 7, 2008

* Coy F. Blevins	Director	August 7, 2008

* Robert W. Croce	Director	August 7, 2008

* Ross A. Jaffe, M.D.	Director	August 7, 2008

* Joshua Makower, M.D.	Director	August 7, 2008

* John M. Nehra	Director	August 7, 2008

* Hank A. Plain, Jr.	Director	August 7, 2008

* Christopher M. Smith	Director	August 7, 2008

* Thomas E. Timbie	Director	August 7, 2008

*By:	/S/ WILLIAM M. FACTEAU
William M. Facteau

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.

3.2**	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.

3.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective immediately prior to the completion of the offering.

3.4**	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.

3.5**	Bylaws of the Registrant.

3.6**	Form of Amended and Restated Bylaws of the Registrant to be effective upon closing of the offering.

4.1*	Specimen Common Stock certificate of the Registrant.

4.2**	Amended and Restated Investors’ Rights Agreement, dated February 23, 2007, by and among the Registrant and certain stockholders, as amended on June 2, 2008.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1**	Form of Indemnification Agreement for directors and officers.

10.2**	2005 Stock Plan and forms of agreements used thereunder.

10.3**	2008 Equity Incentive Plan and forms of agreements used thereunder.

10.4**	2008 Employee Stock Purchase Plan and forms of agreements used thereunder.

10.5**	Lease dated June 8, 2005, by and between the Registrant and Menlo Business Park, LLC and amendments thereto as currently in effect.

10.6**	Month to Month Tenancy Agreement dated April 26, 2007, by and between the Registrant and Menlo Business Park, LLC.

10.7**	Form of Change of Control Severance Agreement for Officers.

10.8†	Manufacturing Agreement dated November 22, 2005, by and between the Registrant and Lake Region Manufacturing, Inc. and amendments thereto as currently in effect.

10.9†	Manufacture and Supply Agreement dated September 8, 2005, by and between the Registrant and Advanced Polymers, Inc. and amendments thereto as currently in effect.

10.10†	Supply Agreement dated October 11, 2007, by and between the Registrant and Asahi Intecc USA, Inc.

10.11†	Requirements Supply Agreement dated September 7, 2007, by and between the Registrant and Atrion Medical Products, Inc.

10.12**	Loan and Security Agreement dated August 19, 2005, by and between the Registrant, Gold Hill Venture Lending 03, LP and Silicon Valley Bank.

10.13	Loan and Security Agreement dated March 28, 2008, by and between the Registrant and Silicon Valley Bank.

10.14**	Consulting Agreement by and between the Registrant and Joshua Makower dated June 7, 2004, as amended on October 19, 2007.

10.15	Business Services Agreement dated January 1, 2007, by and between the Registrant and Exploramed Development, L.L.C.

10.16	Amendment dated March 28, 2008 to Loan and Security Agreement and Intercreditor Agreement, by and between Registrant, Silicon Valley Bank and Gold Hill Venture Lending 03, LP.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

23.3**	Consent of Millennium Research Group.

24.1**	Power of Attorney (see page II-7).

*	To be filed by amendment.

**	Previously filed.

†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the SEC.